

04044664

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation

Exact Name of Registrant as Specified in Charter

0001025562

Registrant CIK Number

Form 8-K, October 5, 2004, Series 2004-3

Electronic Report, Schedule or Registration
Statement of Which the Documents Are a Part
(give period of report)

333-14625

SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 5 , 2004

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: _David S. Wells_

Name:
Title: **David S. Wells**
                Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

[TPW: NYLEGAL:267326.3] 18091-00073 10/06/2004 04:25 PM

Option One 2004-3

A

	% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV above 80%	LTV above 90%
FICO Not Available	0.56%	73.10	100.00	100.00	57.70	91.59	8.58	27.95	0.00	0.00	37.31	34.31	15.01	9.57
FICO 600-581	12.80%	77.27	94.40	0.00	72.45	94.44	7.48	13.39	4.78	3.85	40.16	34.81	37.19	19.46
FICO 580-560	10.68%	75.93	100.00	70.67	69.83	87.44	7.69	12.89	5.60	0.73	39.95	32.18	28.49	9.88
FICO below 560	23.90%	72.75	100.00	100.00	65.91	86.67	8.23	12.33	5.04	0.11	40.34	36.30	13.46	1.46

B

	% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV above 80%	LTV above 90%
LTV 085.01-090.00	9.24%	88.75	38.46	23.73	66.40	90.71	7.57	11.01	4.96	6.51	40.32	32.96	100.00	0.00
LTV 090.01-095.00	11.83%	94.76	31.37	8.29	89.32	97.61	7.56	10.51	4.33	8.96	39.50	20.38	100.00	100.00
LTV 095.01-100.00	1.89%	99.52	5.55	3.17	87.48	99.33	8.16	39.75	8.74	4.31	40.21	19.92	100.00	100.00

C

	% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV above 80%	LTV above 90%
DTI 040.01-45.00	24.32%	79.80	41.20	26.96	61.31	96.04	7.40	10.92	3.30	4.81	42.65	0.00	36.83	20.43
DTI 045.01-50.00	21.26%	77.05	50.03	32.18	65.35	95.76	7.27	8.80	9.03	4.44	47.36	100.00	29.30	10.31
DTI 050.01+	10.08%	72.62	58.14	42.75	76.91	93.14	7.37	6.23	10.49	1.70	53.08	100.00	21.56	5.51

D

	% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV > 80%	LTV > 90%
Non Owner Occ	4.50%	76.72	25.64	16.05	43.61	0.00	7.79	21.01	0.00	1.48	35.25	27.66	39.34	2.63
Stated Docs	34.53%	74.88	41.92	29.95	0.00	90.72	7.43	7.61	6.73	1.39	39.22	26.96	21.61	3.56
Loans below 100k	12.08%	76.92	50.73	33.73	77.16	90.98	8.16	100.00	0.00	0.66	36.53	20.69	31.62	15.84
IO Loans	3.79%	80.94	15.75	1.68	87.33	97.81	6.67	2.09	21.14	100.00	39.97	29.43	49.38	29.83

E When do IOs reset

Months to next reset	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
FRMs	9	$3,407,700.00	0.45%	6.314	358	63.53	699
12	1	$201,395.00	0.03%	8.990	348	94.71	629
15	1	$161,550.00	0.02%	7.450	351	90.00	586
16	1	$250,500.00	0.03%	5.900	352	94.89	684
18	1	$60,247.88	0.01%	9.950	354	90.00	589
19	3	$1,011,394.61	0.13%	6.363	355	93.49	637
21	5	$1,378,850.53	0.18%	6.901	357	83.99	638
22	22	$5,105,508.62	0.68%	7.206	356	84.47	646
23	47	$13,467,718.00	1.79%	6.616	359	82.23	635
30	1	$500,000.00	0.07%	6.000	354	67.11	670
31	1	$700,000.00	0.09%	5.850	355	73.68	593
33	1	$260,000.00	0.03%	5.990	357	55.44	638
35	7	$1,973,950.00	0.26%	6.564	356	89.72	650

F Is DTI off current mortgage rate for IO   Y

G Summary of pool per grades

Credit Grade	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
A	437	$80,188,873.08	10.68%	7.873	353	75.13	562
AA	1,092	$202,655,534.53	27.00%	7.130	353	75.92	615
AA+	1,697	$288,004,582.25	38.38%	7.106	355	80.29	635
B	393	$67,157,567.08	8.95%	8.100	355	72.65	555
C	194	$32,013,026.53	4.27%	8.502	356	70.23	552
CC	131	$19,848,259.23	2.62%	9.903	357	64.05	545
NG	382	$60,824,368.94	8.10%	7.308	355	80.33	638
Total:	4,326	$750,492,211.65	100.00%	7.403	354	77.02	609

What are top 10 cities and average strats for each

Top 10 Cities of Overall Pool	Loans	Balance ($)	Balance	Rate (%)	(months)	LTV	Score
BROOKLYN, NY	44	$13,491,281.20	1.80%	7.074	358	76.09	622
LOS ANGELES, CA	50	$12,708,722.11	1.69%	7.205	355	71.28	590
SAN DIEGO, CA	19	$6,154,576.22	0.82%	7.217	358	72.63	605
CHICAGO, IL	35	$5,734,080.32	0.76%	8.055	358	79.72	622
LAS VEGAS, NV	25	$4,666,520.90	0.62%	6.927	359	76.50	626
PROVIDENCE, RI	28	$4,619,865.30	0.62%	7.545	354	74.95	620
FONTANA, CA	18	$3,713,285.46	0.49%	7.247	358	67.36	578
JAMAICA, NY	13	$3,408,881.63	0.45%	7.156	357	76.10	611
BAKERSFIELD, CA	19	$3,393,141.37	0.45%	7.334	355	78.94	586
HOUSTON, TX	33	$3,364,563.13	0.45%	8.226	341	81.82	588

I What % of pool are LTV above 90% and stated doc, IO, FICO below 600 or NOO?

LTV > 90	Loans	Balance ($)	% of Balance	Rate (%)	% stated Doctype	% IO Loans	% non-owner Occupied	% Fico Less Than 600
LTV > 90	623	$101,432,134.04	13.52%	7.833	9.10	8.38	0.87	28.14

J What is max LTv to stated income and minimum FICO for stated income?

Max LTV for Stated Income Documentation:	100.00
Min Fico for Stated Income Documentation:	500

K What is min FICO for loans above 90% LTV

Min Fico for ltv greater than 90:	503

L Seasoning hisotry - any over 3m? 12.66%

M For loans below 100k do for D above but for top 5 MSAs	% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV > 80%	LTV > 90%
Non Owner Occ	0.01%	71.74	100.00	100.00	100.00	0.00	8.40	100.00	0.00	0.00	30.25	0.00	0.00	0.00
Stated Docs	0.28%	74.72	39.23	23.22	0.00	100.00	9.44	100.00	0.00	0.00	36.84	20.96	48.79	44.28
Loans below 100k	0.56%	68.02	45.59	31.66	49.94	98.06	8.94	100.00	0.00	0.00	36.43	15.94	37.28	33.22
IO Loans	0.00%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

	ARM	FRM	Total/Avg.
Percentage Bal.	72.48%	27.52%	
Deal Balance	543,949,943	206,542,268	750,492,212
WAM	358	346	
WALA	2	2	
WAC	7.492%	7.17%	
LTV	78.61%	72.85%	
FICO	597	641	
Avg. Loan Size	178,286	161,994	
Stated Document %	36.16%	30.25%	
DTI	39.95%	39.93%	
IO %	4.61%	1.65%	
Second Lien %	0.00%	3.07%	
Property Type			
Single Family %	76.09%	77.80%	
PUD %	8.00%	5.83%	
2-4 Unit %	9.89%	9.88%	
MH %	0.96%	2.71%	
Occupancy Type			
Owner Occupied	93.68%	95.13%	
2nd Home	1.49%	1.26%	
Investor Prop.	4.83%	3.61%	
Loan Purpose			
Purchase	28.36%	20.16%	
Cash-Out	60.88%	67.68%	
Rate-Reduction	10.76%	12.16%	

ARM   Check 100.00%

State	Percent
CA	23.64%
NY	9.31%
MA	8.09%
NJ	6.44%
FL	6.20%
Other	46.32%

FRM   Check 100.00%

State	Percent
CA	21.04%
NY	20.96%
MA	8.25%
FL	6.92%
NJ	5.29%
Other	37.54%

✖✖ RBS Greenwich Capital

OPTION ONE MORTGAGE LOANS: 750mm Pool: Conforming
10/01/2004 SCHEDULED BALANCES

FIXED/ARM: ARM& Fixed Rate

TOTAL CURRENT BALANCE:	575,984,775.24		
TOTAL ORIGINAL BALANCE:	576,960,758.78		
NUMBER OF LOANS:	3,720		

		Minimum	Maximum
AVG CURRENT BALANCE:	$154,834.62	$49,494.50	$599,441.59
AVG ORIGINAL BALANCE:	$155,096.98	$50,000.00	$600,000.00
AVG APPRAISAL VALUE:	$214,603.19	$53,000.00	$975,000.00
AVG REVIEW APPRAISAL VALUE:	$214,157.88	$0.00	$975,000.00
AVG PURCHASE PRICE:	$182,172.39	$0.00	$750,000.00
AVG COLLATERAL VALUE:	$213,117.21	$53,000.00	$975,000.00
AVG PI PAYMENT:	$1,080.55	$0.00	$3,733.41
AVG MONTHLY INCOME:	$5,377.26	$0.00	$127,187.00
WAVG GROSS COUPON:	7.40502 %	4.80000	12.65000 %

ARM Characteristics:

		Minimum	Maximum
WAVG GROSS MARGIN:	5.8078 %	3.1000	8.0000 %
WAVG FIRST PERIOD RATE CAP:	2.9824 %	1.0000	3.0000 %
WAVG PERIOD RATE CAP:	1.0075 %	1.0000	2.0000 %
WAVG LIFE FLOOR:	7.4808 %	4.8000	12.4500 %
WAVG LIFE CAP:	13.4962 %	10.8000	18.4500 %
WAVG ORIGINAL RATE:	7.4846 %	4.8000	12.4500 %
WAVG NEXT RESET:	22.75 months	1.00	178.00 months
WAVG ORIGINAL LOAN TO VALUE:	76.80 %	12.99	100.00 %
WAVG TOTAL LTV:	78.86 %	12.99	100.00 %
WAVG FICO SCORE:	608	500	810
WAVG DEBT RATIO:	39.31 %	0.00	59.96 %
WAVG ORIGINAL TERM:	356.28 months	120.00	360.00 months
WAVG REMAINING TERM:	354.30 months	118.00	360.00 months
WAVG SEASONING:	1.98 months	0.00	71.00 months
WAVG ORIG AMORT TERM:	356.28 months	120.00	360.00 months
WAVG REM AMORT TERM:	372.55 months	118.00	6698.00 months
WAVG ORIGINAL PREPAY TERM:	25.60 months	0.00	36.00 months
WAVG REMAINING PREPAY TERM:	23.79 months	0.00	36.00 months
WAVG ORIGINAL I/O TERM:	60.00 months	0.00	60.00 months

TOP STATE CONCENTRATIONS ($): 18.62 % California, 11.98 % New York, 8.42 % Massachusetts
MAXIMUM ZIP CODE CONCENTRAT 0.51 % 02909 (Providence, RI)

✕ RBS Greenwich Capital

ORIGINATION DATE:			Oct 14, 1998	Sep 08, 2004
FIRST PAY DATE:			Dec 01, 1998	Nov 01, 2004
PAID TO DATE:			Jul 01, 2004	Feb 01, 2005
MATURE DATE:			Aug 01, 2014	Oct 01, 2034
1ST RATE ADJ DATE:			Nov 01, 2000	Aug 01, 2019
NEXT RATE ADJ DATE:			Nov 01, 2004	Aug 01, 2019

DELINQUENCY	PAID TO D,	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Current					
	07/11/04	199,150.26	0.03	1	0.03
	07/15/04	76,111.63	0.01	1	0.03
	08/01/04	96,870,914.35	16.82	597	16.05
	08/02/04	80,198.94	0.01	1	0.03
	08/03/04	123,200.44	0.02	1	0.03
	08/04/04	83,762.24	0.01	1	0.03
	08/08/04	73,921.16	0.01	1	0.03
	08/13/04	129,128.07	0.02	1	0.03
	08/15/04	54,869.16	0.01	1	0.03
	08/17/04	85,233.45	0.01	1	0.03
	08/18/04	56,606.52	0.01	1	0.03
	08/19/04	84,745.31	0.01	1	0.03
	08/21/04	63,391.95	0.01	1	0.03
	08/25/04	68,631.04	0.01	1	0.03
	09/01/04	447,485,061.65	77.69	2,908	78.17
	09/04/04	78,784.60	0.01	1	0.03
	09/07/04	200,863.65	0.03	1	0.03
	09/12/04	81,474.82	0.01	1	0.03
	09/20/04	97,613.12	0.02	1	0.03
	10/01/04	20,721,897.73	3.60	139	3.74
	10/08/04	52,311.56	0.01	1	0.03
	11/01/04	69,689.82	0.01	1	0.03
	02/01/05	114,781.21	0.02	1	0.03
	TOTAL	566,952,342.68	98.43	3,664	98.49
Delq: 30 Days					
	07/01/04	9,032,432.56	1.57	56	1.51
	TOTAL	9,032,432.56	1.57	56	1.51

✖ RBS Greenwich Capital

GROSS COUPON:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)	WGT AVG
4.80000 - 5.00000	990,959.98	0.17	5	0.13	4.94
5.00001 - 5.50000	10,630,194.32	1.85	53	1.42	5.35
5.50001 - 6.00000	33,742,281.56	5.86	187	5.03	5.87
6.00001 - 6.50000	86,604,368.65	15.04	491	13.20	6.32
6.50001 - 7.00000	114,928,962.33	19.95	653	17.55	6.81
7.00001 - 7.50000	92,688,150.27	16.09	590	15.86	7.30
7.50001 - 8.00000	95,558,839.96	16.59	630	16.94	7.80
8.00001 - 8.50000	52,513,450.93	9.12	390	10.48	8.29
8.50001 - 9.00000	45,105,340.76	7.83	348	9.35	8.78
9.00001 - 9.50000	17,965,729.29	3.12	145	3.90	9.27
9.50001 - 10.00000	16,190,545.54	2.81	137	3.68	9.76
10.00001 - 10.50000	4,078,118.40	0.71	41	1.10	10.28
10.50001 - 11.00000	3,325,605.05	0.58	31	0.83	10.77
11.00001 - 11.50000	675,474.19	0.12	8	0.22	11.31
11.50001 - 12.00000	394,865.68	0.07	5	0.13	11.85
12.00001 - 12.50000	511,989.43	0.09	5	0.13	12.28
12.50001 - 12.65000	79,898.90	0.01	1	0.03	12.65
TOTAL	575,984,775.24	100.00	3,720	100.00	

PRODUCT:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
15/15 6 Mo LIBOR ARM	56,792.54	0.01	1	0.03
2/13 6 Mo LIBOR ARM	808,524.13	0.14	9	0.24
2/28 6 Mo LIBOR ARM	382,032,028.85	66.33	2,424	65.16
3/12 6 Mo LIBOR ARM	49,870.82	0.01	1	0.03
3/27 6 Mo LIBOR ARM	21,757,077.25	3.78	133	3.58
5YR IO 2/28 6 Mo LIBOR ARM	10,761,600.03	1.87	58	1.56
5YR IO 3/27 6 Mo LIBOR ARM	1,145,200.00	0.20	5	0.13
6 Mo LIBOR ARM 30 Yr	393,576.71	0.07	2	0.05
Fixed Rate 10 Yr	345,950.84	0.06	4	0.11
Fixed Rate 15 Yr	7,385,678.28	1.28	69	1.85
Fixed Rate 15 Yr Rate Reducti	184,546.39	0.03	3	0.08
Fixed Rate 20 Yr	4,498,749.67	0.78	38	1.02
Fixed Rate 30 Yr	144,004,052.90	25.00	957	25.73
Fixed Rate 30 Yr 5YR IO	864,700.00	0.15	4	0.11
Fixed Rate 30 Yr Rate Reducti	1,696,426.83	0.29	12	0.32
TOTAL	575,984,775.24	100.00	3,720	100.00

CONFORMING FLAG:				
Conforming	575,984,775.24	100.00	3,720	100.00
TOTAL	575,984,775.24	100.00	3,720	100.00

✖✖ RBS Greenwich Capital

	CURRENT			
ORIGINAL BALANCE:	PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
50,000 - 50,000	2,245,590.80	0.39	45	1.21
50,001 - 100,000	75,225,371.06	13.06	999	26.85
100,001 - 150,000	125,479,328.42	21.79	1,004	26.99
150,001 - 200,000	128,804,311.46	22.36	740	19.89
200,001 - 250,000	103,065,653.18	17.89	461	12.39
250,001 - 300,000	81,493,970.42	14.15	298	8.01
300,001 - 350,000	38,767,578.83	6.73	122	3.28
350,001 - 400,000	11,027,679.37	1.91	29	0.78
400,001 - 450,000	6,293,334.21	1.09	15	0.40
450,001 - 500,000	2,383,107.51	0.41	5	0.13
550,001 - 600,000	1,198,849.98	0.21	2	0.05
TOTAL	575,984,775.24	100.00	3,720	100.00

CURRENT BALANCE:				
49,494 - 50,000	2,345,499.55	0.41	47	1.26
50,001 - 100,000	75,224,543.07	13.06	998	26.83
100,001 - 150,000	125,679,916.73	21.82	1,005	27.02
150,001 - 200,000	128,702,339.08	22.34	739	19.87
200,001 - 250,000	104,092,824.32	18.07	465	12.50
250,001 - 300,000	80,868,068.13	14.04	295	7.93
300,001 - 350,000	38,168,613.29	6.63	120	3.23
350,001 - 400,000	11,027,679.37	1.91	29	0.78
400,001 - 450,000	6,293,334.21	1.09	15	0.40
450,001 - 500,000	2,383,107.51	0.41	5	0.13
550,001 - 599,442	1,198,849.98	0.21	2	0.05
TOTAL	575,984,775.24	100.00	3,720	100.00

APPRAISAL VALUE:				
53,000 - 100,000	36,117,573.89	6.27	548	14.73
100,001 - 150,000	78,886,506.26	13.70	779	20.94
150,001 - 200,000	96,810,789.55	16.81	708	19.03
200,001 - 250,000	79,703,688.13	13.84	467	12.55
250,001 - 300,000	89,946,720.19	15.62	456	12.26
300,001 - 350,000	67,011,634.35	11.63	296	7.96
350,001 - 400,000	58,238,464.40	10.11	226	6.08
400,001 - 450,000	30,675,574.18	5.33	115	3.09
450,001 - 500,000	19,159,282.42	3.33	65	1.75
500,001 - 550,000	6,361,520.62	1.10	23	0.62
550,001 - 600,000	4,724,006.17	0.82	13	0.35
600,001 - 650,000	3,161,993.52	0.55	9	0.24
650,001 - 700,000	942,773.85	0.16	4	0.11
700,001 - 750,000	2,288,074.13	0.40	5	0.13
750,001 - 800,000	632,733.68	0.11	2	0.05
800,001 - 850,000	610,116.18	0.11	2	0.05
900,001 - 950,000	384,778.49	0.07	1	0.03
950,001 - 975,000	328,545.23	0.06	1	0.03
TOTAL	575,984,775.24	100.00	3,720	100.00

✖ RBS Greenwich Capital

	CURRENT			
REVIEW APPRAISAL VALUE:	PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
<= 0	210,000.00	0.04	1	0.03
50,001 - 100,000	36,450,850.10	6.33	552	14.84
100,001 - 150,000	79,455,372.22	13.79	783	21.05
150,001 - 200,000	96,541,588.27	16.76	704	18.92
200,001 - 250,000	78,837,273.16	13.69	462	12.42
250,001 - 300,000	91,162,312.63	15.83	462	12.42
300,001 - 350,000	67,634,164.40	11.74	297	7.98
350,001 - 400,000	57,749,412.45	10.03	225	6.05
400,001 - 450,000	29,212,102.47	5.07	108	2.90
450,001 - 500,000	19,297,157.67	3.35	66	1.77
500,001 - 550,000	6,361,520.62	1.10	23	0.62
550,001 - 600,000	4,724,006.17	0.82	13	0.35
600,001 - 650,000	3,161,993.52	0.55	9	0.24
650,001 - 700,000	942,773.85	0.16	4	0.11
700,001 - 750,000	2,288,074.13	0.40	5	0.13
750,001 - 800,000	632,733.68	0.11	2	0.05
800,001 - 850,000	610,116.18	0.11	2	0.05
900,001 - 950,000	384,778.49	0.07	1	0.03
950,001 - 975,000	328,545.23	0.06	1	0.03
TOTAL	575,984,775.24	100.00	3,720	100.00

PURCHASE PRICE:				
<= 0	426,689,552.20	74.08	2,689	72.28
1 - 50,000	122,470.46	0.02	2	0.05
50,001 - 100,000	13,735,931.59	2.38	199	5.35
100,001 - 150,000	28,470,181.42	4.94	269	7.23
150,001 - 200,000	31,458,660.63	5.46	222	5.97
200,001 - 250,000	18,291,800.31	3.18	98	2.63
250,001 - 300,000	25,607,154.81	4.45	126	3.39
300,001 - 350,000	13,643,658.76	2.37	57	1.53
350,001 - 400,000	9,964,125.71	1.73	35	0.94
400,001 - 450,000	4,444,515.60	0.77	13	0.35
450,001 - 500,000	1,395,796.20	0.24	5	0.13
500,001 - 550,000	1,101,926.99	0.19	3	0.08
550,001 - 600,000	459,592.17	0.08	1	0.03
700,001 - 750,000	599,408.39	0.10	1	0.03
TOTAL	575,984,775.24	100.00	3,720	100.00

PI PAYMENT:				
<= 0	864,700.00	0.15	4	0.11
1 - 1,000	182,627,559.52	31.71	1,888	50.75
1,001 - 2,000	324,521,407.27	56.34	1,619	43.52
2,001 - 3,000	63,273,871.81	10.99	199	5.35
3,001 - 3,733	4,697,236.64	0.82	10	0.27
TOTAL	575,984,775.24	100.00	3,720	100.00

✖✖ RBS Greenwich Capital

	CURRENT			
MONTHLY INCOME:	PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
<= 0	4,153,855.11	0.72	26	0.70
1 - 1,000	161,032.34	0.03	1	0.03
1,001 - 2,000	10,761,038.04	1.87	151	4.06
2,001 - 3,000	53,088,915.74	9.22	538	14.46
3,001 - 4,000	81,453,476.78	14.14	663	17.82
4,001 - 5,000	106,066,070.84	18.41	687	18.47
5,001 - 6,000	100,789,099.79	17.50	573	15.40
6,001 - 7,000	71,368,055.99	12.39	383	10.30
7,001 - 8,000	52,575,135.79	9.13	257	6.91
8,001 - 9,000	31,740,552.85	5.51	152	4.09
9,001 - 10,000	21,891,421.34	3.80	101	2.72
10,001 - 11,000	13,215,707.45	2.29	63	1.69
11,001 - 12,000	6,621,627.35	1.15	29	0.78
12,001 - 13,000	7,299,805.20	1.27	30	0.81
13,001 - 14,000	3,849,157.40	0.67	14	0.38
14,001 - 15,000	3,121,012.73	0.54	14	0.38
15,001 - 16,000	701,509.08	0.12	3	0.08
16,001 - 17,000	1,108,733.73	0.19	5	0.13
17,001 - 18,000	458,588.59	0.08	2	0.05
18,001 - 19,000	540,311.66	0.09	4	0.11
19,001 - 20,000	1,066,527.84	0.19	4	0.11
> 20,000	3,953,139.60	0.69	20	0.54
TOTAL	575,984,775.24	100.00	3,720	100.00

ORIGINAL TERM:				
120	345,950.84	0.06	4	0.11
180	8,428,619.62	1.46	82	2.20
240	4,498,749.67	0.78	38	1.02
360	562,711,455.11	97.70	3,596	96.67
TOTAL	575,984,775.24	100.00	3,720	100.00

ORIG AMORT TERM:				
120	345,950.84	0.06	4	0.11
180	8,428,619.62	1.46	82	2.20
240	4,498,749.67	0.78	38	1.02
360	562,711,455.11	97.70	3,596	96.67
TOTAL	575,984,775.24	100.00	3,720	100.00

REMAINING TERM:				
118 - 120	345,950.84	0.06	4	0.11
169 - 180	8,428,619.62	1.46	82	2.20
229 - 240	4,498,749.67	0.78	38	1.02
289 - 300	1,209,348.29	0.21	5	0.13
337 - 348	1,392,179.72	0.24	6	0.16
349 - 360	560,109,927.10	97.24	3,585	96.37
TOTAL	575,984,775.24	100.00	3,720	100.00

✖✖ RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

	CURRENT			
SEASONING:	PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
<= 0	15,861,278.00	2.75	103	2.77
1 - 1	330,698,811.22	57.41	2,074	55.75
2 - 2	139,473,738.31	24.21	956	25.70
3 - 3	26,342,371.11	4.57	161	4.33
4 - 4	7,561,972.43	1.31	45	1.21
5 - 5	19,489,799.28	3.38	137	3.68
6 - 6	20,706,269.11	3.59	144	3.87
7 - 7	8,580,169.21	1.49	61	1.64
8 - 8	2,557,981.66	0.44	18	0.48
9 - 9	1,467,495.44	0.25	7	0.19
10 - 10	131,049.53	0.02	1	0.03
11 - 11	512,311.93	0.09	2	0.05
12 - 12	1,129,143.89	0.20	5	0.13
13 - 13	263,035.83	0.05	1	0.03
69 - 69	487,264.93	0.08	2	0.05
70 - 70	254,659.00	0.04	1	0.03
71 - 71	467,424.36	0.08	2	0.05
TOTAL	575,984,775.24	100.00	3,720	100.00

ORIGINAL LTV:				
12.99 - 15.00	243,043.22	0.04	4	0.11
15.01 - 20.00	214,683.61	0.04	3	0.08
20.01 - 25.00	582,860.24	0.10	6	0.16
25.01 - 30.00	1,017,373.41	0.18	11	0.30
30.01 - 35.00	3,471,570.00	0.60	29	0.78
35.01 - 40.00	5,202,513.44	0.90	38	1.02
40.01 - 45.00	7,185,295.97	1.25	52	1.40
45.01 - 50.00	11,668,356.13	2.03	80	2.15
50.01 - 55.00	16,164,943.08	2.81	101	2.72
55.01 - 60.00	19,538,487.40	3.39	126	3.39
60.01 - 65.00	42,117,324.10	7.31	258	6.94
65.01 - 70.00	51,361,191.45	8.92	310	8.33
70.01 - 75.00	61,827,804.99	10.73	375	10.08
75.01 - 80.00	183,866,851.24	31.92	1,218	32.74
80.01 - 85.00	43,669,647.27	7.58	269	7.23
85.01 - 90.00	49,969,604.55	8.68	320	8.60
90.01 - 95.00	69,872,994.13	12.13	446	11.99
95.01 - 100.00	8,010,231.01	1.39	74	1.99
TOTAL	575,984,775.24	100.00	3,720	100.00

For internal use only. All Amounts subject to change.

(Fri Sep 10 15:21:28 EDT 2004) [bis] Page: 7 of 18

✖✖ RBS Greenwich Capital

DEBT RATIO:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
<= 0.00	8,263,590.56	1.43	54	1.45
0.01 - 5.00	279,644.61	0.05	3	0.08
5.01 - 10.00	1,288,015.43	0.22	11	0.30
10.01 - 15.00	5,229,673.46	0.91	38	1.02
15.01 - 20.00	10,874,501.17	1.89	91	2.45
20.01 - 25.00	27,895,424.30	4.84	211	5.67
25.01 - 30.00	44,426,669.28	7.71	328	8.82
30.01 - 35.00	68,609,562.16	11.91	465	12.50
35.01 - 40.00	105,288,839.71	18.28	678	18.23
40.01 - 45.00	142,083,969.53	24.67	875	23.52
45.01 - 50.00	112,572,457.06	19.54	687	18.47
50.01 - 55.00	41,952,967.32	7.28	237	6.37
55.01 - 59.96	7,219,460.65	1.25	42	1.13
TOTAL	575,984,775.24	100.00	3,720	100.00

FICO SCORE:				
<= 400	3,799,074.92	0.66	32	0.86
491 - 500	1,342,878.12	0.23	7	0.19
501 - 510	15,248,379.10	2.65	94	2.53
511 - 520	22,823,742.78	3.96	137	3.68
521 - 530	18,937,160.49	3.29	128	3.44
531 - 540	23,237,930.17	4.03	150	4.03
541 - 550	29,480,428.10	5.12	187	5.03
551 - 560	28,353,488.87	4.92	198	5.32
561 - 570	27,883,540.91	4.84	180	4.84
571 - 580	29,739,335.38	5.16	203	5.46
581 - 590	35,526,554.01	6.17	238	6.40
591 - 600	41,394,869.87	7.19	272	7.31
601 - 610	33,602,045.29	5.83	212	5.70
611 - 620	32,448,127.62	5.63	203	5.46
621 - 630	35,391,279.46	6.14	223	5.99
631 - 640	31,983,386.58	5.55	201	5.40
641 - 650	30,674,451.49	5.33	199	5.35
651 - 660	26,537,566.96	4.61	162	4.35
661 - 670	21,359,590.24	3.71	140	3.76
671 - 680	18,797,077.73	3.26	121	3.25
681 - 690	19,210,316.53	3.34	121	3.25
691 - 700	12,570,710.45	2.18	86	2.31
701 - 710	5,036,547.29	0.87	29	0.78
711 - 720	3,662,059.22	0.64	25	0.67
721 - 730	2,116,543.38	0.37	14	0.38
731 - 740	3,205,611.69	0.56	21	0.56
741 - 750	3,633,905.13	0.63	25	0.67
751 - 760	6,614,475.26	1.15	41	1.10
761 - 770	4,080,044.19	0.71	29	0.78
771 - 780	2,737,822.70	0.48	16	0.43
781 - 790	2,444,783.33	0.42	13	0.35
791 - 800	1,471,955.54	0.26	9	0.24
801 - 810	639,092.44	0.11	4	0.11
TOTAL	575,984,775.24	100.00	3,720	100.00

GRADE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
A	58,368,423.46	10.13	364	9.78
AA	145,104,443.72	25.19	914	24.57
AA+	230,560,213.02	40.03	1,512	40.65
B	52,669,751.49	9.14	344	9.25
C	25,531,757.08	4.43	161	4.33
CC	13,857,810.23	2.41	92	2.47
NG	49,892,376.24	8.66	333	8.95
TOTAL	575,984,775.24	100.00	3,720	100.00

FIXED/ARM:				
ARM	417,004,670.33	72.40	2,633	70.78
Fixed Rate	158,980,104.91	27.60	1,087	29.22
TOTAL	575,984,775.24	100.00	3,720	100.00

BALLOON FLAG:				
Fully Amortizing	575,984,775.24	100.00	3,720	100.00
TOTAL	575,984,775.24	100.00	3,720	100.00

PROPERTY TYPE:				
Single Family Detached	428,907,434.57	74.47	2,860	76.88
2-4 Units Detached	51,803,102.60	8.99	233	6.26
PUD Detached	32,953,727.20	5.72	205	5.51
Condo Low-Rise Attached	28,005,713.36	4.86	191	5.13
2-4 Units Attached	10,366,750.28	1.80	39	1.05
Manufactured Housing	9,374,159.40	1.63	88	2.37
Single Family Attached	9,023,460.90	1.57	69	1.85
PUD Attached	4,435,714.43	0.77	28	0.75
Condo High-Rise Attached	1,114,712.50	0.19	7	0.19
TOTAL	575,984,775.24	100.00	3,720	100.00

NUMBER OF UNITS:				
1	513,814,922.36	89.21	3,448	92.69
2	41,616,076.24	7.23	188	5.05
3	14,526,265.37	2.52	61	1.64
4	6,027,511.27	1.05	23	0.62
TOTAL	575,984,775.24	100.00	3,720	100.00

PURPOSE:				
Cash Out Refinance	363,970,732.30	63.19	2,269	60.99
Purchase	149,593,508.08	25.97	1,032	27.74
Rate/Term Refinance	62,420,534.86	10.84	419	11.26
TOTAL	575,984,775.24	100.00	3,720	100.00

LIEN:				
First Lien	574,006,257.64	99.66	3,687	99.11
Second Lien	1,978,517.60	0.34	33	0.89
TOTAL	575,984,775.24	100.00	3,720	100.00

✖ RBS Greenwich Capital

OCCUPANCY:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Primary	537,311,396.84	93.29	3,449	92.72
Non-owner	30,110,962.99	5.23	217	5.83
Second Home	8,562,415.41	1.49	54	1.45
TOTAL	575,984,775.24	100.00	3,720	100.00

DOCUMENTATION:				
Full Documentation	379,445,954.94	65.88	2,594	69.73
Stated Income Documentation	188,660,057.28	32.75	1,074	28.87
No Documentation	4,153,855.11	0.72	26	0.70
Lite Documentation	3,724,907.91	0.65	26	0.70
TOTAL	575,984,775.24	100.00	3,720	100.00

ALL SILENT 2NDs:				
No Silent 2nd	513,582,706.36	89.17	3,287	88.36
Silent 2nd	62,402,068.88	10.83	433	11.64
TOTAL	575,984,775.24	100.00	3,720	100.00

OOMC SILENT 2NDs:				
Not Piggybacked	522,079,552.97	90.64	3,332	89.57
Pickbacked 2nd	53,905,222.27	9.36	388	10.43
TOTAL	575,984,775.24	100.00	3,720	100.00

ASSUMABILITY:				
Assumable	526,532,521.20	91.41	3,446	92.63
Not Assumable	49,452,254.04	8.59	274	7.37
TOTAL	575,984,775.24	100.00	3,720	100.00

PREPAY TERM:				
12 Mos PREPAYMENT PENALTY	48,316,526.58	8.39	249	6.69
24 Mos PREPAYMENT PENALTY	265,113,329.94	46.03	1,718	46.18
30 Mos PREPAYMENT PENALTY	790,003.71	0.14	3	0.08
36 Mos PREPAYMENT PENALTY	103,820,853.00	18.02	727	19.54
NO PREPAYMENT PENALTY	157,944,062.01	27.42	1,023	27.50
TOTAL	575,984,775.24	100.00	3,720	100.00

✖ RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

PREPAY PENALTY:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
1% of UPB	7,247,836.26	1.26	56	1.51
1% of amt ppd if loan >$150K	2,844,669.68	0.49	14	0.38
1% of amt prepaid	12,649,948.79	2.20	109	2.93
2 mo int on 66% if <8%	4,523,823.77	0.79	26	0.70
2 mo int on 80%	482,827.57	0.08	6	0.16
2 mo int or 60 days int on UP	6,071,387.34	1.05	42	1.13
2% of UPB	20,568,201.68	3.57	142	3.82
2% of ppd amt	16,154,106.78	2.80	110	2.96
3 mo int	47,717,633.48	8.28	244	6.56
3% / 2% / 1%	4,614,387.69	0.80	47	1.26
6 mo int on UPB	58,577.33	0.01	1	0.03
None	157,944,062.01	27.42	1,023	27.50
PIF - 1% of OPB ; Partial - 1	8,803,349.37	1.53	92	2.47
Standard	273,854,345.45	47.55	1,698	45.65
Standard if <12%	12,449,618.04	2.16	110	2.96
TOTAL	575,984,775.24	100.00	3,720	100.00

MORTGAGE INSURER:				
No MI	575,984,775.24	100.00	3,720	100.00
TOTAL	575,984,775.24	100.00	3,720	100.00

FORCLOSURE FLAG:				
Not in Foreclosure	575,984,775.24	100.00	3,720	100.00
TOTAL	575,984,775.24	100.00	3,720	100.00

LEASE OPTION:				
No Lease or upto 1yr Lease	572,103,253.01	99.33	3,691	99.22
Contract w/ tenant > 1yr	3,881,522.23	0.67	29	0.78
TOTAL	575,984,775.24	100.00	3,720	100.00

MORTGAGE CREDIT ONLY:				
Normal Credit Review	561,411,377.22	97.47	3,638	97.80
No revolving Credit Review	13,364,049.73	2.32	77	2.07
NULL	1,209,348.29	0.21	5	0.13
TOTAL	575,984,775.24	100.00	3,720	100.00

TRANSACTION TYPE:				
Wholesale	384,582,803.20	66.77	2,403	64.60
HRB Retail	90,984,858.62	15.80	685	18.41
National Accounts	58,788,616.30	10.21	403	10.83
Acquisitions	41,628,497.12	7.23	229	6.16
TOTAL	575,984,775.24	100.00	3,720	100.00

LEGACY FLAG:				
Advantage	285,532,722.73	49.57	1,840	49.46
Legacy Program	119,467,146.60	20.74	767	20.62
Legacy Plus Program	119,367,430.12	20.72	767	20.62
Latitude	49,892,376.24	8.66	333	8.95
04	1,725,099.55	0.30	13	0.35
TOTAL	575,984,775.24	100.00	3,720	100.00

For internal use only. All Amounts subject to change.　　　(Fri Sep 10 15:21:28 EDT 2004) [bis] Page: 11 of 18

✖ RBS Greenwich Capital

CONVERTIBLE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
NULL	575,984,775.24	100.00	3,720	100.00
TOTAL	575,984,775.24	100.00	3,720	100.00

RATE ADJ FREQ:				
0.00	158,980,104.91	27.60	1,087	29.22
6.00	417,004,670.33	72.40	2,633	70.78
TOTAL	575,984,775.24	100.00	3,720	100.00

GROSS MARGIN:				
<= 0.000	158,980,104.91	27.60	1,087	29.22
3.001 - 4.000	13,316,156.05	2.31	69	1.85
4.001 - 5.000	86,958,031.27	15.10	474	12.74
5.001 - 6.000	148,994,809.24	25.87	903	24.27
6.001 - 7.000	117,023,726.17	20.32	794	21.34
7.001 - 8.000	50,711,947.60	8.80	393	10.56
TOTAL	575,984,775.24	100.00	3,720	100.00

LIFE FLOOR:				
<= 0.000	158,980,104.91	27.60	1,087	29.22
4.001 - 5.000	990,959.98	0.17	5	0.13
5.001 - 6.000	36,837,053.67	6.40	195	5.24
6.001 - 7.000	119,817,190.58	20.80	671	18.04
7.001 - 8.000	145,371,211.43	25.24	907	24.38
8.001 - 9.000	79,519,292.42	13.81	582	15.65
9.001 - 10.000	28,842,432.98	5.01	225	6.05
10.001 - 11.000	5,108,484.90	0.89	44	1.18
11.001 - 12.000	153,397.01	0.03	1	0.03
12.001 - 12.450	364,647.36	0.06	3	0.08
TOTAL	575,984,775.24	100.00	3,720	100.00

LIFE CAP:				
<= 0.000	158,980,104.91	27.60	1,087	29.22
10.001 - 11.000	990,959.98	0.17	5	0.13
11.001 - 12.000	35,864,329.91	6.23	191	5.13
12.001 - 13.000	118,647,806.75	20.60	663	17.82
13.001 - 14.000	145,905,925.68	25.33	909	24.44
14.001 - 15.000	80,069,462.56	13.90	585	15.73
15.001 - 16.000	29,268,626.53	5.08	228	6.13
16.001 - 17.000	5,584,836.10	0.97	47	1.26
17.001 - 18.000	153,397.01	0.03	1	0.03
18.001 - 18.450	519,325.81	0.09	4	0.11
TOTAL	575,984,775.24	100.00	3,720	100.00

INITIAL RATE CAP:				
0.00	158,980,104.91	27.60	1,087	29.22
1.00	1,408,113.24	0.24	9	0.24
2.00	4,530,810.49	0.79	23	0.62
3.00	411,065,746.60	71.37	2,601	69.92
TOTAL	575,984,775.24	100.00	3,720	100.00

✺ RBS Greenwich Capital

SUBSEQUENT RATE CAP:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
0.00	158,980,104.91	27.60	1,087	29.22
1.00	413,406,215.09	71.77	2,612	70.22
1.50	939,428.97	0.16	7	0.19
2.00	2,659,026.27	0.46	14	0.38
TOTAL	575,984,775.24	100.00	3,720	100.00

ORIGINATION DATE:				
10/01/98 - 12/31/98	1,209,348.29	0.21	5	0.13
07/01/03 - 09/30/03	1,190,784.72	0.21	5	0.13
10/01/03 - 12/31/03	1,931,362.51	0.34	9	0.24
01/01/04 - 03/31/04	29,592,968.28	5.14	206	5.54
04/01/04 - 06/30/04	49,659,576.32	8.62	324	8.71
07/01/04 - 09/30/04	492,400,735.12	85.49	3,171	85.24
TOTAL	575,984,775.24	100.00	3,720	100.00

✖ RBS Greenwich Capital

FIRST PAY DATE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
12/01/98	467,424.36	0.08	2	0.05
01/01/99	254,659.00	0.04	1	0.03
02/01/99	487,264.93	0.08	2	0.05
10/01/03	263,035.83	0.05	1	0.03
11/01/03	1,129,143.89	0.20	5	0.13
12/01/03	512,311.93	0.09	2	0.05
01/01/04	131,049.53	0.02	1	0.03
02/01/04	1,467,495.44	0.25	7	0.19
02/02/04	80,198.94	0.01	1	0.03
02/07/04	52,311.56	0.01	1	0.03
02/21/04	63,391.95	0.01	1	0.03
03/01/04	2,362,079.21	0.41	15	0.40
04/01/04	8,580,169.21	1.49	61	1.64
04/15/04	76,111.63	0.01	1	0.03
05/01/04	20,630,157.48	3.58	143	3.84
05/04/04	83,762.24	0.01	1	0.03
05/15/04	54,869.16	0.01	1	0.03
05/20/04	97,613.12	0.02	1	0.03
06/01/04	19,253,554.76	3.34	134	3.60
06/07/04	200,863.65	0.03	1	0.03
06/11/04	199,150.26	0.03	1	0.03
06/12/04	81,474.82	0.01	1	0.03
06/13/04	129,128.07	0.02	1	0.03
06/17/04	85,233.45	0.01	1	0.03
06/18/04	56,606.52	0.01	1	0.03
06/19/04	84,745.31	0.01	1	0.03
06/25/04	68,631.04	0.01	1	0.03
07/01/04	6,656,139.31	1.16	37	0.99
07/03/04	123,200.44	0.02	1	0.03
07/04/04	78,784.60	0.01	1	0.03
07/08/04	73,921.16	0.01	1	0.03
08/01/04	26,066,464.91	4.53	158	4.25
09/01/04	139,473,738.31	24.21	956	25.70
10/01/04	330,698,811.22	57.41	2,074	55.75
11/01/04	15,861,278.00	2.75	103	2.77
TOTAL	575,984,775.24	100.00	3,720	100.00

MATURE DATE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
08/01/14	69,066.71	0.01	1	0.03
09/01/14	276,884.13	0.05	3	0.08
02/01/19	121,287.58	0.02	1	0.03
03/01/19	256,796.99	0.04	1	0.03
04/01/19	298,806.18	0.05	3	0.08
05/01/19	522,288.17	0.09	4	0.11
07/01/19	292,131.81	0.05	4	0.11
08/01/19	2,103,694.40	0.37	21	0.56
09/01/19	4,493,314.49	0.78	46	1.24
10/01/19	340,300.00	0.06	2	0.05
04/01/24	64,338.39	0.01	1	0.03
05/01/24	58,297.95	0.01	1	0.03
07/01/24	149,066.39	0.03	2	0.05
08/01/24	1,032,691.61	0.18	8	0.22
09/01/24	3,194,355.33	0.55	26	0.70
11/01/28	467,424.36	0.08	2	0.05
12/01/28	254,659.00	0.04	1	0.03
01/01/29	487,264.93	0.08	2	0.05
09/01/33	263,035.83	0.05	1	0.03
10/01/33	1,129,143.89	0.20	5	0.13
11/01/33	512,311.93	0.09	2	0.05
12/01/33	131,049.53	0.02	1	0.03
01/01/34	1,467,495.44	0.25	7	0.19
01/02/34	80,198.94	0.01	1	0.03
01/07/34	52,311.56	0.01	1	0.03
01/21/34	63,391.95	0.01	1	0.03
02/01/34	2,240,791.63	0.39	14	0.38
03/01/34	8,323,372.22	1.45	60	1.61
03/15/34	76,111.63	0.01	1	0.03
04/01/34	20,267,012.91	3.52	139	3.74
04/04/34	83,762.24	0.01	1	0.03
04/15/34	54,869.16	0.01	1	0.03
04/20/34	97,613.12	0.02	1	0.03
05/01/34	18,672,968.64	3.24	129	3.47
05/07/34	200,863.65	0.03	1	0.03
05/11/34	199,150.26	0.03	1	0.03
05/12/34	81,474.82	0.01	1	0.03
05/13/34	129,128.07	0.02	1	0.03
05/17/34	85,233.45	0.01	1	0.03
05/18/34	56,606.52	0.01	1	0.03
05/19/34	84,745.31	0.01	1	0.03
05/25/34	68,631.04	0.01	1	0.03
06/01/34	6,656,139.31	1.16	37	0.99
06/03/34	123,200.44	0.02	1	0.03
06/04/34	78,784.60	0.01	1	0.03
06/08/34	73,921.16	0.01	1	0.03
07/01/34	25,625,266.71	4.45	152	4.09
08/01/34	136,268,285.59	23.66	926	24.89
09/01/34	322,734,257.27	56.03	1,999	53.74
10/01/34	15,520,978.00	2.69	101	2.72
TOTAL	575,984,775.24	100.00	3,720	100.00

NEXT RATE ADJ DATE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
//**	158,980,104.91	27.60	1,087	29.22
11/01/04	467,424.36	0.08	2	0.05
01/01/05	487,264.93	0.08	2	0.05
03/01/05	393,576.71	0.07	2	0.05
09/01/05	263,035.83	0.05	1	0.03
10/01/05	631,669.25	0.11	3	0.08
11/01/05	512,311.93	0.09	2	0.05
12/01/05	131,049.53	0.02	1	0.03
01/01/06	761,005.25	0.13	4	0.11
01/02/06	80,198.94	0.01	1	0.03
02/01/06	1,629,642.42	0.28	10	0.27
03/01/06	6,146,791.55	1.07	41	1.10
03/15/06	76,111.63	0.01	1	0.03
04/01/06	15,695,099.85	2.72	103	2.77
05/01/06	13,829,579.98	2.40	96	2.58
05/07/06	200,863.65	0.03	1	0.03
05/11/06	199,150.26	0.03	1	0.03
05/12/06	81,474.82	0.01	1	0.03
05/18/06	56,606.52	0.01	1	0.03
05/19/06	84,745.31	0.01	1	0.03
06/01/06	4,185,172.49	0.73	21	0.56
06/03/06	123,200.44	0.02	1	0.03
06/04/06	78,784.60	0.01	1	0.03
06/08/06	73,921.16	0.01	1	0.03
07/01/06	16,898,289.65	2.93	100	2.69
08/01/06	91,627,756.71	15.91	621	16.69
09/01/06	228,205,778.95	39.62	1,397	37.55
10/01/06	11,469,090.11	1.99	78	2.10
01/01/07	97,477.46	0.02	1	0.03
03/01/07	395,460.73	0.07	4	0.11
04/01/07	876,471.91	0.15	6	0.16
05/01/07	1,228,279.72	0.21	9	0.24
06/01/07	600,661.50	0.10	3	0.08
07/01/07	1,363,292.76	0.24	8	0.22
08/01/07	4,177,668.22	0.73	29	0.78
09/01/07	13,026,218.66	2.26	74	1.99
10/01/07	792,750.00	0.14	4	0.11
08/01/19	56,792.54	0.01	1	0.03
TOTAL	575,984,775.24	100.00	3,720	100.00

✕ RBS Greenwich Capital

STATE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Alabama	3,961,416.19	0.69	35	0.94
Alaska	508,329.60	0.09	3	0.08
Arizona	10,087,928.42	1.75	77	2.07
Arkansas	810,026.39	0.14	7	0.19
California	107,233,249.90	18.62	537	14.44
Colorado	11,584,232.57	2.01	71	1.91
Connecticut	11,671,102.77	2.03	76	2.04
Delaware	1,556,708.68	0.27	9	0.24
Florida	38,214,111.03	6.63	294	7.90
Georgia	15,084,850.08	2.62	114	3.06
Hawaii	3,355,832.73	0.58	15	0.40
Idaho	1,751,045.72	0.30	17	0.46
Illinois	20,778,868.45	3.61	148	3.98
Indiana	6,774,991.29	1.18	65	1.75
Iowa	1,610,853.86	0.28	16	0.43
Kansas	1,553,043.01	0.27	17	0.46
Kentucky	3,339,399.86	0.58	29	0.78
Louisiana	2,859,462.26	0.50	29	0.78
Maine	5,409,139.83	0.94	41	1.10
Maryland	9,386,625.33	1.63	57	1.53
Massachusetts	48,511,186.95	8.42	248	6.67
Michigan	12,863,377.13	2.23	110	2.96
Minnesota	6,308,322.95	1.10	43	1.16
Mississippi	1,160,650.03	0.20	12	0.32
Missouri	5,721,987.27	0.99	57	1.53
Montana	866,572.03	0.15	7	0.19
Nebraska	657,005.70	0.11	8	0.22
Nevada	6,039,341.29	1.05	34	0.91
New Hampshire	6,834,117.62	1.19	41	1.10
New Jersey	35,710,696.17	6.20	189	5.08
New York	68,974,894.59	11.98	313	8.41
North Carolina	9,416,457.15	1.63	86	2.31
North Dakota	307,789.08	0.05	2	0.05
Ohio	8,863,274.15	1.54	93	2.50
Oklahoma	1,697,828.98	0.29	15	0.40
Oregon	4,710,118.93	0.82	28	0.75
Pennsylvania	14,309,470.73	2.48	120	3.23
Rhode Island	15,946,382.57	2.77	91	2.45
South Carolina	2,484,828.16	0.43	23	0.62
South Dakota	445,960.73	0.08	3	0.08
Tennessee	5,882,900.97	1.02	53	1.42
Texas	26,121,622.94	4.54	246	6.61
Utah	1,122,764.41	0.19	10	0.27
Vermont	2,157,759.58	0.37	16	0.43
Virginia	16,447,000.46	2.86	112	3.01
Washington	6,890,554.45	1.20	41	1.10
Wisconsin	6,474,447.27	1.12	51	1.37
Wyoming	1,526,244.98	0.26	11	0.30
TOTAL	575,984,775.24	100.00	3,720	100.00

❉ RBS Greenwich Capital

TOP 50 PROPERTY ZIP	PROPERTY	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
02909 Providence, RI		2,954,368.27	0.51	17	0.46
92336 Fontana, CA		2,404,199.42	0.42	11	0.30
11236 Brooklyn, NY		2,055,577.61	0.36	6	0.16
11221 Brooklyn, NY		1,862,496.37	0.32	6	0.16
11208 Brooklyn, NY		1,756,729.50	0.30	6	0.16
11416 Jamaica, NY		1,411,383.51	0.25	5	0.13
11706 Kismet, NY		1,410,504.23	0.24	7	0.19
11717 Edgewood, NY		1,375,397.77	0.24	6	0.16
02368 Randolph, MA		1,333,644.29	0.23	5	0.13
01757 Milford, MA		1,312,045.70	0.23	7	0.19
93536 Del Sur, CA		1,265,600.74	0.22	6	0.16
96734 Kailua, HI		1,187,093.54	0.21	5	0.13
07740 Elberon, NJ		1,184,872.61	0.21	6	0.16
11235 Brooklyn, NY		1,176,243.99	0.20	4	0.11
94561 Oakley, CA		1,132,079.13	0.20	4	0.11
06516 New Haven, CT		1,128,134.79	0.20	7	0.19
91910 Chula Vista, CA		1,104,353.85	0.19	4	0.11
08753 Toms River, NJ		1,089,971.15	0.19	5	0.13
11434 Jamaica, NY		1,075,275.82	0.19	5	0.13
90746 Carson, CA		1,062,570.20	0.18	4	0.11
11772 Patchogue, NY		1,036,038.45	0.18	5	0.13
03842 Hampton, NH		1,035,994.54	0.18	3	0.08
92553 Moreno Valley, CA		1,030,194.95	0.18	6	0.16
02301 Brockton, MA		1,002,881.86	0.17	5	0.13
92407 Muscoy, CA		994,410.72	0.17	5	0.13
11435 Jamaica, NY		973,427.74	0.17	4	0.11
07011 Clifton, NJ		965,581.15	0.17	3	0.08
90220 Compton, CA		964,274.96	0.17	5	0.13
02124 Boston, MA		962,693.36	0.17	3	0.08
92377 Rialto, CA		954,691.39	0.17	5	0.13
10607 Greenburgh, NY		939,240.23	0.16	3	0.08
01606 Greendale, MA		939,138.28	0.16	5	0.13
60639 Cragin, IL		930,747.65	0.16	4	0.11
11704 Babylon, NY		918,494.87	0.16	4	0.11
11413 Jamaica, NY		916,259.31	0.16	4	0.11
01702 Framingham, MA		911,167.12	0.16	5	0.13
93309 Bakersfield, CA		897,514.09	0.16	5	0.13
02920 Cranston, RI		877,720.93	0.15	5	0.13
10562 Ossining, NY		864,857.56	0.15	3	0.08
93063 Simi Valley, CA		856,767.17	0.15	3	0.08
91744 La Puente, CA		854,304.00	0.15	3	0.08
95823 Sacramento, CA		851,166.55	0.15	4	0.11
92557 Moreno Valley, CA		850,354.23	0.15	5	0.13
02125 Boston, MA		848,726.25	0.15	4	0.11
93551 Palmdale, CA		844,069.39	0.15	3	0.08
02169 Quincy, MA		811,459.50	0.14	2	0.05
90745 Carson, CA		806,231.48	0.14	3	0.08
91331 Arleta, CA		805,675.83	0.14	5	0.13
20120 Centreville, VA		796,756.49	0.14	3	0.08
33914 Cape Coral, FL		789,245.79	0.14	4	0.11
TOTAL		56,512,628.33	9.81	247	6.64

RBS Greenwich Capital

Option One 2004-3 Special Report

Bucket	# of Loans	Balance	Avg Balance	(%) of Aggregate Principal Balance	WAS	WAC	WAM	Wgt Avg Fico	Wgt Avg Ltv	Wgt Avg CLtv Debt Ratio	Wgt Avg Debt Ratio	% Full	% Primary	% SF/ PUD	% Cashout	% 2nd Lien	% I/O
TOTAL	4,326	750,492,211.65	173,484	100.00%	212.19%	7.4032	354	609	77.02		39.95	64.03	94.08	83.97	62.76	0.84	3.79
2nd Lien	88	6,331,199.60	71,945	0.84%	220.94%	10.0045	339	644	89.49		40.37	51.17	100.00	90.30	39.44	100.00	0.00
IO Loans	100	28,476,814.64	284,768	3.79%	197.33%	6.6745	358	646	80.94		39.97	87.33	97.81	88.91	59.18	0.00	100.00
COUPON 9.501-10.000	181	21,683,187.71	119,797	2.89%	336.83%	9.7660	351	561	76.48		38.49	65.43	90.88	85.07	50.85	7.93	0.85
COUPON 10.001-10.500	66	6,797,692.41	102,995	0.91%	253.41%	10.2737	355	554	76.20		38.00	70.89	89.74	92.97	62.10	12.84	0.00
COUPON 10.501-11.000	44	4,512,524.36	102,557	0.60%	243.26%	10.7797	350	546	74.03		35.39	50.88	85.66	86.46	57.74	10.54	0.00
COUPON 11.001-12.000	34	3,058,157.53	89,946	0.41%	410.21%	11.5142	346	567	79.98		33.24	60.25	94.63	95.85	59.72	38.35	0.00
COUPON 12.001-13.000	9	749,559.00	83,284	0.10%	340.90%	12.3445	357	527	67.62		37.48	78.96	100.00	93.96	57.68	14.04	0.00
COUPON 13.001+	1	52,897.07	52,897	0.01%	1000.00%	13.9500	170	616	100.00		34.52	100.00	100.00	100.00	0.00	100.00	0.00
FICO 0	34	4,197,464.27	123,455	0.56%	323.25%	8.5806	357	0	73.10		37.31	57.70	91.59	86.69	54.28	1.97	0.00
FICO 500-524	361	62,999,226.88	174,513	8.39%	244.21%	8.4332	356	513	72.68		41.15	67.53	97.12	93.68	73.91	0.07	0.24
FICO 525-549	483	81,636,230.20	169,019	10.88%	197.38%	8.1321	356	538	72.62		39.59	65.09	96.09	90.22	77.20	0.29	0.30
FICO 550-574	555	91,350,175.69	164,595	12.17%	188.02%	7.8102	355	562	74.58		40.12	68.31	97.18	87.72	71.41	0.21	3.51
FICO 575-599	699	114,180,988.00	163,349	15.21%	162.32%	7.5543	356	588	77.17		40.32	72.23	95.27	84.34	67.31	0.55	3.51
FICO 600-624	607	111,544,905.67	183,764	14.86%	175.80%	7.1606	356	613	78.41		39.45	67.04	94.33	79.84	61.19	1.04	4.89
FICO 625-650	598	105,972,778.33	177,212	14.12%	212.55%	6.9585	353	637	78.77		39.95	59.50	94.63	82.80	58.22	1.05	5.81
BALANCE 0-50,000	56	2,790,372.22	49,828	0.37%	213.48%	8.5011	327	585	62.89		35.41	80.48	83.91	80.51	98.21	12.36	0.00
BALANCE 50,000.01-75,000.00	565	35,231,413.87	62,356	4.69%	204.79%	8.3978	343	609	76.46		35.79	74.68	88.13	84.47	56.13	9.13	0.17
BALANCE 75,000.01-100,000.00	599	52,666,162.01	87,923	7.02%	199.04%	7.9750	351	607	77.96		37.09	78.64	93.27	87.03	55.08	3.94	1.01
BALANCE 400,000.01-500,000	120	53,379,217.11	444,827	7.11%	199.55%	6.9489	358	623	79.89		41.60	47.04	88.25	66.85	62.21	0.00	7.74
BALANCE 500,000.01-600,000	43	23,843,591.29	554,502	3.18%	275.42%	7.1603	353	624	80.36		43.06	55.67	100.00	85.66	49.51	0.00	4.56
BALANCE 600,000.01-700,000	12	7,944,310.24	662,026	1.06%	250.54%	7.2335	357	618	77.83		38.12	51.11	100.00	83.73	75.52	0.00	26.12
BALANCE 700,000.01-800,000	3	2,232,750.09	744,250	0.30%	306.69%	6.9374	357	588	67.10		43.59	68.18	100.00	68.18	100.00	0.00	0.00
BALANCE 800,000.01-900,000	4	3,425,390.34	856,348	0.46%	100.00%	6.9013	359	616	72.07		30.63	26.27	100.00	76.23	74.84	0.00	26.27
BALANCE 900,000.01-1,000,000	4	3,827,536.33	956,884	0.51%	178.38%	6.7298	358	636	59.45		47.16	76.07	100.00	76.23	51.11	0.00	51.11
BALANCE 1,000,000.01-1,100,000	1	1,099,089.40	1,099,089	0.15%	100.00%	6.9500	359	612	64.71		53.59	100.00	100.00	100.00	100.00	0.00	0.00
BALANCE 1,100,000.01-1,200,000	3	3,568,636.36	1,189,545	0.48%	297.81%	5.9189	357	637	64.77		44.95	100.00	100.00	100.00	100.00	0.00	0.00
LTV 080.00	1,118	183,558,679.48	164,185	24.46%	219.44%	7.3300	356	615	80.00		39.70	56.79	95.15	85.73	47.38	0.00	1.81
LTV 080.01-085.00	326	59,360,672.94	182,088	7.91%	221.96%	7.4360	356	613	84.51		39.67	59.38	85.72	74.13	64.70	0.48	1.76
LTV 085.01-090.00	386	69,369,731.02	179,714	9.24%	203.14%	7.5715	355	619	89.75		40.32	66.40	90.71	78.05	55.64	0.00	6.51
LTV 090.01-095.00	513	88,761,403.82	173,024	11.83%	187.44%	7.5579	357	637	94.76		39.50	89.32	97.61	88.44	42.33	0.26	8.96
LTV 095.01-100.00	110	12,670,730.22	115,188	1.69%	240.09%	8.1625	354	679	99.52		40.21	87.48	99.33	90.53	27.18	31.82	4.31
Limited	29	4,885,071.45	168,451	0.65%	217.86%	7.7194	358	594	71.43		43.87	0.00	96.50	85.64	58.56	0.00	0.00
No Doc	30	5,882,661.44	196,089	0.78%	236.87%	7.1556	358	720	76.70		75.72	0.00	94.89	92.93	39.57	0.00	0.00
Stated	1,280	259,150,774.07	202,462	34.53%	205.31%	7.4336	354	615	74.88		39.22	0.00	90.72	78.72	63.91	1.19	1.39
Investor	233	33,743,619.83	144,822	4.50%	200.09%	7.7879	355	641	76.72		35.25	43.61	0.00	45.58	64.94	0.00	1.48
Second Home	59	10,676,551.82	180,959	1.42%	355.49%	7.4397	354	625	80.19		39.61	48.61	0.00	76.42	40.12	0.00	1.16
Cashout Refi	2,640	470,978,830.54	178,401	62.76%	204.96%	7.3401	353	599	74.20		39.83	63.73	94.44	83.63	100.00	0.53	3.58
2 to 4 Family	304	74,205,861.42	244,098	9.89%	205.17%	7.1725	354	630	76.86		39.98	44.28	76.85	0.00	68.20	0.54	1.16
Condo	216	35,309,561.95	163,470	4.70%	174.20%	7.4119	357	616	77.40		39.81	58.32	90.43	0.00	57.30	0.60	6.51
ARMS	3,051	543,949,943.28	178,286	72.48%	206.26%	7.4916	358	597	78.61		39.95	62.35	93.68	84.10	60.88	0.00	4.61
Fixed	1,275	206,542,268.37	161,994	27.52%	227.80%	7.1704	346	641	72.85		39.93	68.47	95.13	83.63	67.68	3.07	1.65
California	691	172,018,363.43	248,941	22.92%	211.03%	7.2862	356	598	73.24		41.54	60.53	97.04	87.63	70.88	0.65	7.46
New York	386	93,912,355.01	243,296	12.51%	213.96%	7.0564	355	627	74.30		40.42	48.17	95.65	67.66	68.00	1.53	2.62
Massachusetts	281	61,051,981.12	217,267	8.13%	158.06%	6.9293	356	618	74.11		40.16	55.88	94.64	74.65	69.78	1.55	3.05
Florida	339	48,037,636.15	141,704	6.40%	192.25%	7.6251	354	607	78.29		39.56	58.74	86.63	84.72	55.53	0.34	1.55
New Jersey	217	45,928,436.11	211,652	6.12%	186.39%	7.3729	353	609	76.40		39.34	52.15	90.60	75.07	73.90	0.35	6.14
Grade B	393	67,157,567.09	170,884	8.95%	254.91%	8.1000	355	555	72.65		39.98	61.76	96.30	89.08	76.33	0.12	0.51
Grade C	194	32,013,026.53	165,016	4.27%	225.93%	8.5023	356	552	70.23		40.94	70.96	97.88	91.99	78.74	0.00	0.00
Grade CC	131	19,648,259.23	149,987	2.62%	331.89%	9.6027	357	545	64.05		40.50	88.07	97.20	89.68	57.34	0.00	0.00
Grade NG	382	60,824,368.94	159,226	8.10%	277.09%	7.3084	355	638	80.31		39.27	64.81	93.36	79.10	40.45	4.24	3.90

Looking for the % of UPB in each of the cells below

Each of the FICO/LTV strat groups will add up to 100%

1st mortgages

LTV	FICO >700	651-700	601-650	551-600	501-550	450-500	<450	Total
>100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90.01-100	1.93	3.04	4.11	3.68	0.23	0.00	0.05	13.06
80.01-90	1.34	3.09	5.63	4.92	2.26	0.00	0.03	17.26
70.01-80	2.45	7.36	12.44	10.41	9.45	0.14	0.30	42.54
60-70	0.41	1.66	3.60	5.34	5.26	0.11	0.07	16.45
<60	0.81	1.54	2.44	3.32	2.48	0.01	0.10	10.69
	6.94	16.68	28.23	27.66	19.68	0.26	0.55	100.00

2nd Mortgages

LTV	FICO >700	651-700	601-650	551-600	501-550	450-500	<450	Total
>100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90.01-100	11.21	30.71	23.97	0.00	1.42	0.00	0.00	67.31
80.01-90	0.00	2.03	1.34	0.00	1.09	0.00	0.00	4.47
70.01-80	0.00	0.00	3.24	5.30	0.72	0.00	1.30	10.56
60-70	0.00	0.00	1.60	7.50	1.26	0.00	0.00	10.36
<60	0.00	1.48	2.92	2.90	0.00	0.00	0.00	7.31
	11.21	34.23	33.08	15.70	4.48	0.00	1.30	100.00

Loss Coverage

moodys   fitch   s&p   ARM
                           Fixed

BBB+
BBB
BBB-
BB
B

Option One Mortgage: 2004-3
MH Loans

		Minimum	Maximum
Scheduled Principal Balance	$10,791,661	$49,933	$311,433
Average Scheduled Principal Balance	$101,808		
Number of Mortgage Loans	106		
Weighted Average Gross Coupon	7.501%	5.250%	10.100%
Weighted Average FICO Score	647	580	805
Weighted Average Combined Original LTV	77.79%	48.42%	94.23%
Weighted Average Original Term	349 months	180 months	360 months
Weighted Average Stated Remaining Term	346 months	175 months	359 months
Weighted Average Seasoning	2 months	1 months	8 months
Weighted Average Gross Margin	5.419%	3.400%	7.300%
Weighted Average Minimum Interest Rate	7.606%	5.250%	9.650%
Weighted Average Maximum Interest Rate	13.606%	11.250%	15.650%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	22 months	17 months	35 months
Maturity Date		May 1 2019	Sep 1 2034
Maximum Zip Code Concentration	3.42%	97333 (Corvallis, OR)	
ARM	48.19%		
Fixed Rate	51.81%		
2/28 6 Mo LIBOR ARM	47.04%		
3/27 6 Mo LIBOR ARM	1.15%		
Fixed Rate 15 Yr	4.97%		
Fixed Rate 20 Yr	2.00%		
Fixed Rate 30 Yr	44.84%		
Not Interest Only	100.00%		

Prepay Penalty: 0 months	14.11%
Prepay Penalty: 24 months	39.88%
Prepay Penalty: 36 months	46.01%
First Lien	100.00%
Full Documentation	98.09%
Lite Documentation	1.91%
Cash Out Refinance	57.97%
Purchase	16.56%
Rate/Term Refinance	25.47%
Manufactured Housing	100.00%
Primary	97.01%
Second Home	2.99%
Top 5 States:	
California	19.64%
Oregon	10.02%
Florida	9.32%
North Carolina	6.08%
Colorado	5.80%

Option One Mortgage: 2004-3

MH Loans

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	1	49,932.68	0.46%	8.000	358	71.43	597
50,000.01 - 100,000.00	64	4,776,641.76	44.26%	7.914	332	76.85	637
100,000.01 - 150,000.00	29	3,498,054.13	32.41%	7.407	358	79.18	657
150,000.01 - 200,000.00	7	1,258,485.39	11.66%	6.944	358	76.20	643
200,000.01 - 250,000.00	3	642,365.69	5.95%	7.064	359	80.89	660
250,000.01 - 300,000.00	1	254,748.57	2.36%	6.050	359	75.00	614
300,000.01 - 350,000.00	1	311,433.27	2.89%	6.490	358	80.00	699
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	110,273.37	1.02%	5.250	359	79.42	629
5.500 - 5.999	1	129,740.03	1.20%	5.990	358	64.68	690
6.000 - 6.499	11	1,760,149.06	16.31%	6.302	358	74.40	676
6.500 - 6.999	18	2,135,397.38	19.79%	6.820	345	75.75	671
7.000 - 7.499	13	1,270,093.35	11.77%	7.174	336	75.50	658
7.500 - 7.999	23	2,217,748.75	20.55%	7.726	347	81.34	629
8.000 - 8.499	17	1,418,556.61	13.14%	8.228	358	79.32	628
8.500 - 8.999	10	794,361.44	7.36%	8.719	337	81.93	631
9.000 - 9.499	6	355,941.97	3.30%	9.209	331	79.36	601
9.500 - 9.999	5	500,318.77	4.64%	9.632	358	78.17	603
10.000 -10.499	1	99,080.76	0.92%	10.100	175	85.00	583
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
575-599	24	2,122,364.33	19.67%	8.428	345	80.54	589
600-624	24	2,464,099.89	22.83%	7.522	350	78.89	613
625-649	18	1,731,540.61	16.05%	7.695	354	80.46	635
650-674	19	1,857,116.62	17.21%	6.974	335	72.30	664
675-699	10	1,332,329.49	12.35%	7.143	349	77.02	689
700+	11	1,284,210.55	11.90%	6.804	345	76.32	749
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	2	151,043.23	1.40%	7.062	178	48.56	662
55.00- 59.99	3	220,946.55	2.05%	7.609	259	58.15	633
60.00- 64.99	4	445,313.61	4.13%	6.582	325	62.20	681
65.00- 69.99	6	873,811.09	8.10%	6.561	357	68.17	667
70.00- 74.99	19	1,530,329.35	14.18%	7.550	336	72.02	651
75.00- 79.99	13	1,478,144.12	13.70%	7.605	358	76.68	635
80.00	24	2,508,637.98	23.25%	7.394	358	80.00	668
80.01- 84.99	3	214,305.42	1.99%	8.369	324	83.16	624
85.00- 89.99	28	2,826,473.02	26.19%	7.851	351	85.00	621
90.00- 94.99	4	542,657.12	5.03%	7.758	358	91.69	650
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	7	536,466.08	4.97%	7.812	178	65.15	669
240	3	216,301.15	2.00%	8.301	239	71.64	612
360	96	10,038,894.26	93.02%	7.467	358	78.60	646
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	7	536,466.08	4.97%	7.812	178	65.15	669
181-240	3	216,301.15	2.00%	8.301	239	71.64	612
301-360	96	10,038,894.26	93.02%	7.467	358	78.60	646
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	7	517,937.34	4.80%	8.035	326	74.52	616
20.01 -25.00	6	587,242.90	5.44%	7.912	358	73.35	644
25.01 -30.00	9	775,865.25	7.19%	7.814	347	80.59	613
30.01 -35.00	16	1,556,034.43	14.42%	7.280	338	78.22	680
35.01 -40.00	22	2,467,895.63	22.87%	7.389	352	77.82	649
40.01 -45.00	22	2,084,212.08	19.31%	7.647	344	77.28	650
45.01 -50.00	18	1,894,251.21	17.55%	7.511	345	77.25	651
50.01 -55.00	6	908,222.65	8.42%	6.995	358	81.67	612
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	52	5,200,423.33	48.19%	7.606	358	80.17	622
Fixed Rate	54	5,591,238.16	51.81%	7.404	336	75.58	670
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	50	5,076,768.14	47.04%	7.610	358	80.26	622
3/27 6 Mo LIBOR ARM	2	123,655.19	1.15%	7.438	359	76.54	601
Fixed Rate 15 Yr	7	536,466.08	4.97%	7.812	178	65.15	669
Fixed Rate 20 Yr	3	216,301.15	2.00%	8.301	239	71.64	612
Fixed Rate 30 Yr	44	4,838,470.93	44.84%	7.318	357	76.91	672
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Not Interest Only	106	10,791,661.49	100.00%	7.501	346	77.79	647
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	20	1,523,135.56	14.11%	7.981	347	77.47	633
Prepay Penalty: 24 months	40	4,303,702.36	39.88%	7.592	358	80.99	620
Prepay Penalty: 36 months	46	4,964,823.57	46.01%	7.276	336	75.12	674
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	106	10,791,661.49	100.00%	7.501	346	77.79	647
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	104	10,585,363.90	98.09%	7.509	346	77.78	645
Lite Documentation	2	206,297.59	1.91%	7.128	352	78.68	711
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	62	6,256,440.68	57.97%	7.376	338	76.64	650
Purchase	19	1,786,829.42	16.56%	7.845	358	81.24	633
Rate/Term Refinance	25	2,748,391.39	25.47%	7.563	357	78.19	648
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Manufactured Housing	106	10,791,661.49	100.00%	7.501	346	77.79	647
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	103	10,469,070.87	97.01%	7.521	346	77.70	644
Second Home	3	322,590.62	2.99%	6.875	359	80.87	713
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	2	141,353.98	1.31%	7.399	242	56.55	636
AA	61	6,149,414.44	56.98%	7.389	347	77.88	659
AA+	32	3,325,183.27	30.81%	7.442	347	78.48	638
B	5	580,593.54	5.38%	9.135	357	81.30	598
C	4	463,405.59	4.29%	7.343	358	74.50	610
NG	2	131,710.67	1.22%	7.699	358	75.28	654
Total	106	10,791,661.49	100.00%	7.501	346	77.79	647

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	3	377,908.05	3.50%	7.039	357	81.35	672
California	12	2,119,379.32	19.64%	6.568	350	72.24	677
Colorado	5	625,617.37	5.80%	7.005	357	78.87	678
Florida	12	1,005,526.18	9.32%	7.875	343	79.82	646
Georgia	2	226,052.08	2.09%	8.359	276	79.38	655
Indiana	1	56,441.81	0.52%	9.300	358	74.34	584
Kansas	1	77,950.77	0.72%	8.300	359	77.23	631
Kentucky	3	265,963.81	2.46%	6.805	357	82.13	617
Louisiana	3	229,457.33	2.13%	9.012	357	80.64	617
Maine	2	188,982.71	1.75%	8.398	359	82.65	687
Maryland	2	195,065.76	1.81%	7.441	283	71.58	656
Michigan	6	513,094.39	4.75%	7.178	358	79.63	675
Minnesota	2	143,416.48	1.33%	7.013	358	65.90	644
Mississippi	2	113,056.13	1.05%	8.864	356	82.25	609
North Carolina	10	656,572.52	6.08%	8.023	344	77.48	631
Ohio	2	149,693.23	1.39%	8.214	358	74.55	658
Oklahoma	2	167,623.36	1.55%	7.560	355	87.67	697
Oregon	7	1,080,861.12	10.02%	8.137	358	80.16	621
Pennsylvania	1	63,691.24	0.59%	6.400	359	73.28	617
South Carolina	5	372,810.70	3.45%	8.130	336	78.57	610
Tennessee	8	620,116.59	5.75%	8.139	328	77.32	608
Utah	1	91,494.19	0.85%	6.500	354	80.00	790
Vermont	2	226,818.86	2.10%	7.157	359	71.41	632
Virginia	7	613,659.04	5.69%	7.980	321	78.71	632
Washington	4	500,135.08	4.63%	7.322	358	85.00	595
Wyoming	1	110,273.37	1.02%	5.250	359	79.42	629
Total	**106**	**10,791,661.49**	**100.00%**	**7.501**	**346**	**77.79**	**647**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000 - 3.499	1	63,691.24	1.22%	6.400	359	73.28	617
4.000 - 4.499	5	638,256.70	12.27%	6.377	358	73.06	633
4.500 - 4.999	8	991,803.42	19.07%	6.686	358	79.46	649
5.000 - 5.499	13	1,292,441.20	24.85%	7.536	358	83.05	611
5.500 - 5.999	10	886,470.16	17.05%	7.967	358	82.47	617
6.000 - 6.499	9	695,053.31	13.37%	8.294	358	80.19	614
6.500 - 6.999	3	388,049.66	7.46%	9.155	358	81.38	591
7.000 - 7.499	3	244,657.64	4.70%	9.511	358	77.94	623
Total	**52**	**5,200,423.33**	**100.00%**	**7.606**	**358**	**80.17**	**622**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	110,273.37	2.12%	5.250	359	79.42	629
6.000 - 6.499	6	705,921.14	13.57%	6.192	358	77.46	666
6.500 - 6.999	8	881,049.41	16.94%	6.817	359	74.59	621
7.000 - 7.499	5	536,095.89	10.31%	7.211	358	81.69	614
7.500 - 7.999	11	1,160,393.16	22.31%	7.735	358	84.79	612
8.000 - 8.499	10	828,712.54	15.94%	8.224	358	80.13	604
8.500 - 8.999	5	421,738.42	8.11%	8.681	358	85.11	636
9.000 - 9.499	2	112,669.08	2.17%	9.090	356	77.46	621
9.500 - 9.999	4	443,570.32	8.53%	9.597	358	77.94	604
Total	52	5,200,423.33	100.00%	7.606	358	80.17	622

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	1	110,273.37	2.12%	5.250	359	79.42	629
12.000 -12.499	6	705,921.14	13.57%	6.192	358	77.46	666
12.500 -12.999	8	881,049.41	16.94%	6.817	359	74.59	621
13.000 -13.499	5	536,095.89	10.31%	7.211	358	81.69	614
13.500 -13.999	11	1,160,393.16	22.31%	7.735	358	84.79	612
14.000 -14.499	10	828,712.54	15.94%	8.224	358	80.13	604
14.500 -14.999	5	421,738.42	8.11%	8.681	358	85.11	636
15.000 -15.499	2	112,669.08	2.17%	9.090	356	77.46	621
15.500 -15.999	4	443,570.32	8.53%	9.597	358	77.94	604
Total	52	5,200,423.33	100.00%	7.606	358	80.17	622

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	52	5,200,423.33	100.00%	7.606	358	80.17	622
Total	52	5,200,423.33	100.00%	7.606	358	80.17	622

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	52	5,200,423.33	100.00%	7.606	358	80.17	622
Total	52	5,200,423.33	100.00%	7.606	358	80.17	622

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
03/01/06	1	89,542.14	1.72%	7.700	353	90.00	649
04/01/06	1	102,384.83	1.97%	7.500	354	85.00	580
05/01/06	6	507,314.51	9.76%	7.432	355	81.14	620
08/01/06	17	1,666,955.18	32.05%	8.188	358	79.88	621
09/01/06	25	2,710,571.48	52.12%	7.290	359	79.84	624
09/01/07	2	123,655.19	2.38%	7.438	359	76.54	601
Total	52	5,200,423.33	100.00%	7.606	358	80.17	622

Option One Mortgage: 2004-3
FICO < 550 Loans

		Minimum	Maximum
Scheduled Principal Balance	$148,832,921	$45,277	$955,427
Average Scheduled Principal Balance	$169,514		
Number of Mortgage Loans	878		
Weighted Average Gross Coupon	8.272%	5.250%	12.900%
Weighted Average FICO Score	527	500	549
Weighted Average Combined Original LTV	72.66%	12.99%	100.00%
Weighted Average Original Term	358 months	180 months	360 months
Weighted Average Stated Remaining Term	356 months	173 months	360 months
Weighted Average Seasoning	2 months	0 months	12 months
Weighted Average Gross Margin	6.533%	4.000%	11.030%
Weighted Average Minimum Interest Rate	8.219%	5.250%	12.450%
Weighted Average Maximum Interest Rate	14.260%	11.250%	18.450%
Weighted Average Initial Rate Cap	2.965%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.008%	1.000%	2.000%
Weighted Average Months to Roll	22 months	2 months	35 months
Maturity Date		Mar 1 2019	Oct 1 2034
Maximum Zip Code Concentration	0.71%	92336 (Fontana, CA)	
ARM	87.85%		
Fixed Rate	12.15%		
2/13 6 Mo LIBOR ARM	0.04%		
2/28 6 Mo LIBOR ARM	84.36%		
3/12 6 Mo LIBOR ARM	0.03%		
3/27 6 Mo LIBOR ARM	2.95%		
5YR IO 2/28 6 Mo LIBOR ARM	0.13%		
6 Mo LIBOR ARM 30 Yr	0.34%		
Fixed Rate 15 Yr	0.72%		
Fixed Rate 15 Yr Rate Reduction	0.05%		
Fixed Rate 20 Yr	0.38%		
Fixed Rate 30 Yr	10.27%		
Fixed Rate 30 Yr Rate Reduction	0.73%		
Interest Only	0.13%		
Not Interest Only	99.87%		
Prepay Penalty: 0 months	24.85%		
Prepay Penalty: 12 months	3.85%		
Prepay Penalty: 24 months	62.78%		
Prepay Penalty: 30 months	0.45%		
Prepay Penalty: 36 months	8.07%		

First Lien	99.75%
Second Lien	0.25%
Full Documentation	65.91%
Lite Documentation	0.85%
Stated Income Documentation	33.24%
Cash Out Refinance	75.16%
Purchase	9.83%
Rate/Term Refinance	15.01%
2-4 Units Attached	0.91%
2-4 Units Detached	4.41%
Condo High-Rise Attached	0.18%
Condo Low-Rise Attached	2.91%
PUD Attached	0.95%
PUD Detached	6.52%
Single Family Attached	1.23%
Single Family Detached	82.89%
Non-owner	2.11%
Primary	96.40%
Second Home	1.49%
Top 5 States:	
California	35.41%
New York	7.91%
Florida	7.01%
Massachusetts	5.42%
New Jersey	4.81%

Option One Mortgage: 2004-3

FICO < 550 Loans

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	17	844,160.14	0.57%	9.349	315	60.80	526
50,000.01 - 100,000.00	223	16,823,267.70	11.30%	9.031	353	72.90	527
100,000.01 - 150,000.00	226	28,393,678.64	19.08%	8.586	356	72.98	528
150,000.01 - 200,000.00	155	27,416,712.93	18.42%	8.303	356	70.59	527
200,000.01 - 250,000.00	106	23,860,548.95	16.03%	8.079	355	71.84	526
250,000.01 - 300,000.00	72	19,697,709.44	13.23%	8.121	358	71.44	526
300,000.01 - 350,000.00	37	12,016,767.22	8.07%	7.987	358	73.55	528
350,000.01 - 400,000.00	12	4,463,783.31	3.00%	8.116	358	74.43	520
400,000.01 - 450,000.00	12	4,971,074.63	3.34%	7.732	358	77.74	524
450,000.01 - 500,000.00	5	2,375,683.55	1.60%	7.320	359	79.54	533
500,000.01 - 550,000.00	3	1,607,125.91	1.08%	7.226	355	79.20	521
550,000.01 - 600,000.00	7	3,980,304.57	2.67%	7.311	357	76.22	534
650,000.01 - 700,000.00	1	677,501.79	0.46%	7.750	355	80.00	528
700,000.01 - 750,000.00	1	749,175.88	0.50%	8.990	358	78.95	522
950,000.01 - 1,000,000.00	1	955,426.69	0.64%	6.750	359	75.00	538
Total	**878**	**148,832,921.35**	**100.00%**	**8.272**	**356**	**72.66**	**527**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	199,770.59	0.13%	5.250	359	65.57	532
5.500 - 5.999	5	1,479,738.58	0.99%	5.872	359	73.90	540
6.000 - 6.499	16	4,472,684.49	3.01%	6.295	357	70.76	532
6.500 - 6.999	76	18,033,858.04	12.12%	6.780	357	71.07	531
7.000 - 7.499	70	12,411,796.86	8.34%	7.253	356	70.14	527
7.500 - 7.999	177	33,907,269.20	22.78%	7.762	356	73.16	527
8.000 - 8.499	102	16,862,475.39	11.33%	8.232	356	74.71	526
8.500 - 8.999	164	24,040,986.01	16.15%	8.749	355	74.72	526
9.000 - 9.499	78	12,236,744.25	8.22%	9.227	354	72.54	522
9.500 - 9.999	99	14,856,510.65	9.98%	9.713	357	71.85	529
10.000 -10.499	28	3,377,754.40	2.27%	10.180	357	72.25	523
10.500 -10.999	36	4,359,668.68	2.93%	10.706	356	70.73	523
11.000 -11.499	10	1,150,433.19	0.77%	11.288	347	70.24	527
11.500 -11.999	8	753,655.78	0.51%	11.790	355	69.47	518
12.000 -12.499	6	564,399.23	0.38%	12.267	357	66.39	516
12.500 -12.999	2	125,176.01	0.08%	12.740	355	60.00	523
Total	**878**	**148,832,921.35**	**100.00%**	**8.272**	**356**	**72.66**	**527**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	361	62,999,226.88	42.33%	8.433	356	72.68	513
525-549	483	81,636,230.20	54.85%	8.132	356	72.62	538
None	34	4,197,464.27	2.82%	8.581	357	73.10	0
Total	**878**	**148,832,921.35**	**100.00%**	**8.272**	**356**	**72.66**	**527**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	37	5,252,105.51	3.53%	7.758	350	40.05	531
50.00- 54.99	35	5,593,504.93	3.76%	8.356	358	51.90	529
55.00- 59.99	36	5,909,335.63	3.97%	8.007	355	57.39	527
60.00- 64.99	77	12,860,632.67	8.64%	8.445	351	62.44	525
65.00- 69.99	95	15,771,441.25	10.60%	8.525	355	66.49	526
70.00- 74.99	124	23,139,509.87	15.55%	8.089	358	71.53	527
75.00- 79.99	157	27,028,855.40	18.16%	8.288	357	76.14	528
80.00	209	34,816,444.06	23.39%	8.332	356	80.00	526
80.01- 84.99	10	1,466,814.74	0.99%	8.657	358	82.34	533
85.00- 89.99	45	8,188,371.29	5.50%	7.962	357	85.48	529
90.00- 94.99	41	6,850,488.29	4.60%	8.370	357	90.11	526
95.00- 99.99	11	1,865,702.04	1.25%	8.589	357	95.00	526
100.00	1	89,715.67	0.06%	8.875	359	100.00	527
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	14	1,242,280.96	0.83%	8.670	178	61.60	525
240	4	561,076.70	0.38%	7.972	239	73.48	536
360	860	147,029,563.69	98.79%	8.270	358	72.75	527
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Stated Remaining Term (montl	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	14	1,242,280.96	0.83%	8.670	178	61.60	525
181-240	4	561,076.70	0.38%	7.972	239	73.48	536
301-360	860	147,029,563.69	98.79%	8.270	358	72.75	527
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	46	5,044,184.44	3.39%	8.953	353	69.96	529
20.01 -25.00	53	6,097,728.33	4.10%	8.425	356	74.22	528
25.01 -30.00	89	12,918,862.09	8.68%	8.174	353	71.80	527
30.01 -35.00	102	16,290,528.32	10.95%	8.251	350	69.66	529
35.01 -40.00	150	26,466,732.22	17.78%	8.305	356	73.74	528
40.01 -45.00	165	29,121,527.12	19.57%	8.363	358	73.02	525
45.01 -50.00	162	30,344,863.05	20.39%	8.129	357	73.57	528
50.01 -55.00	86	17,325,706.65	11.64%	8.188	358	73.62	525
55.01 -60.00	14	3,256,091.18	2.19%	8.101	356	70.06	523
60.01+	3	699,664.01	0.47%	8.494	358	68.79	520
None	8	1,267,033.94	0.85%	8.217	359	66.17	523
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	743	130,751,635.05	87.85%	8.241	358	73.11	527
Fixed Rate	135	18,081,286.30	12.15%	8.501	343	69.38	527
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/13 6 Mo LIBOR ARM	1	53,453.16	0.04%	8.600	179	80.00	547
2/28 6 Mo LIBOR ARM	713	125,548,753.00	84.36%	8.243	358	73.03	527
3/12 6 Mo LIBOR ARM	1	49,870.82	0.03%	9.250	179	55.56	507
3/27 6 Mo LIBOR ARM	24	4,397,897.67	2.95%	8.050	356	76.16	525
5YR IO 2/28 6 Mo LIBOR ARM	1	200,000.00	0.13%	6.950	359	78.43	540
6 Mo LIBOR ARM 30 Yr	3	501,660.40	0.34%	9.617	356	65.39	521
Fixed Rate 15 Yr	11	1,069,132.17	0.72%	8.586	178	60.87	525
Fixed Rate 15 Yr Rate Reductior	1	69,824.81	0.05%	9.600	179	63.06	528
Fixed Rate 20 Yr	4	561,076.70	0.38%	7.972	239	73.48	536
Fixed Rate 30 Yr	111	15,291,554.98	10.27%	8.421	358	69.93	526
Fixed Rate 30 Yr Rate Reductior	8	1,089,697.64	0.73%	9.741	357	68.31	525
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	1	200,000.00	0.13%	6.950	359	78.43	540
Not Interest Only	877	148,632,921.35	99.87%	8.274	356	72.65	527
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	241	36,987,836.35	24.85%	8.502	355	72.46	526
Prepay Penalty: 12 months	32	5,725,880.73	3.85%	7.999	349	67.22	531
Prepay Penalty: 24 months	514	93,430,196.43	62.78%	8.187	358	73.45	527
Prepay Penalty: 30 months	3	673,782.96	0.45%	9.704	357	80.00	521
Prepay Penalty: 36 months	88	12,015,224.88	8.07%	8.279	348	69.27	528
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	873	148,466,398.39	99.75%	8.266	356	72.63	527
Second Lien	5	366,522.96	0.25%	10.829	358	82.09	531
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	608	98,098,109.75	65.91%	8.222	356	73.39	527
Lite Documentation	8	1,264,858.38	0.85%	8.166	358	75.69	529
Stated Income Documentation	262	49,469,953.22	33.24%	8.375	355	71.12	527
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	652	111,866,631.71	75.16%	8.172	355	71.80	527
Purchase	97	14,631,249.37	9.83%	8.577	358	76.88	528
Rate/Term Refinance	129	22,335,040.27	15.01%	8.576	357	74.18	524
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	6	1,353,880.92	0.91%	8.525	356	68.05	519
2-4 Units Detached	34	6,562,158.22	4.41%	8.029	358	69.93	529
Condo High-Rise Attached	1	274,803.94	0.18%	7.700	359	51.89	549
Condo Low-Rise Attached	31	4,333,826.63	2.91%	8.343	358	69.27	534
PUD Attached	7	1,416,318.44	0.95%	8.359	358	74.19	528
PUD Detached	50	9,702,389.95	6.52%	8.603	356	73.63	523
Single Family Attached	15	1,827,026.74	1.23%	8.008	352	69.79	529
Single Family Detached	734	123,362,516.51	82.89%	8.258	356	72.97	527
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	31	3,140,965.73	2.11%	9.274	352	67.69	532
Primary	837	143,479,665.86	96.40%	8.251	356	72.77	527
Second Home	10	2,212,289.76	1.49%	8.237	358	72.31	520
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	193	35,692,673.24	23.98%	7.882	355	75.90	525
AA	170	32,491,126.14	21.83%	7.748	356	75.16	528
AA+	94	11,654,997.44	7.83%	7.952	353	69.15	535
B	221	36,467,092.73	24.50%	8.374	356	72.93	526
C	109	18,170,041.69	12.21%	8.759	357	69.95	526
CC	86	13,601,915.49	9.14%	9.890	357	63.78	526
NG	5	755,074.62	0.51%	8.479	358	77.51	536
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	10	1,268,472.38	0.85%	8.195	357	78.92	538
Arizona	9	1,009,256.89	0.68%	8.562	358	76.18	530
Arkansas	3	168,896.04	0.11%	9.597	359	60.30	544
California	223	52,706,451.75	35.41%	8.061	357	71.63	528
Colorado	12	1,945,796.17	1.31%	8.107	358	84.12	529
Connecticut	22	3,224,244.50	2.17%	7.924	359	69.76	531
Delaware	4	784,853.45	0.53%	8.119	357	75.74	521
Florida	72	10,438,095.49	7.01%	8.360	356	73.40	526
Georgia	32	4,105,669.82	2.76%	9.416	357	80.27	523
Hawaii	1	349,762.76	0.24%	7.950	359	77.78	520
Illinois	28	3,772,271.85	2.53%	8.648	358	74.68	524
Indiana	6	723,107.71	0.49%	8.600	356	74.20	519
Iowa	1	50,226.81	0.03%	9.800	359	75.00	0
Kansas	3	238,897.91	0.16%	8.906	357	78.01	531
Kentucky	5	425,113.81	0.29%	8.701	358	76.76	524
Louisiana	3	185,184.63	0.12%	9.304	265	81.77	540
Maine	4	652,007.17	0.44%	8.503	359	79.67	539
Maryland	20	3,674,124.56	2.47%	8.523	358	75.68	523
Massachusetts	38	8,064,005.52	5.42%	7.623	355	69.48	527
Michigan	26	2,843,244.92	1.91%	9.099	357	78.10	526
Minnesota	10	1,575,035.99	1.06%	8.371	358	77.82	531
Mississippi	2	116,633.01	0.08%	7.539	357	77.56	516
Missouri	11	1,185,300.07	0.80%	9.187	358	81.02	523
Montana	1	67,150.03	0.05%	7.490	359	67.20	547
Nebraska	1	59,362.51	0.04%	8.300	359	51.65	544
Nevada	8	1,636,297.41	1.10%	7.740	359	68.97	520
New Hampshire	5	798,073.45	0.54%	8.136	357	68.65	524
New Jersey	39	7,160,820.73	4.81%	7.984	353	70.96	527
New York	58	11,772,711.67	7.91%	8.193	353	67.18	528
North Carolina	13	1,808,638.76	1.22%	9.574	357	76.52	524
North Dakota	1	170,892.81	0.11%	7.200	352	80.00	537
Ohio	22	1,675,504.23	1.13%	9.677	358	76.99	533
Oklahoma	1	130,349.51	0.09%	8.850	354	80.00	524
Oregon	4	755,202.43	0.51%	8.025	358	79.77	518
Pennsylvania	28	3,034,497.70	2.04%	8.377	347	73.31	521
Rhode Island	18	3,018,513.02	2.03%	7.844	359	68.64	530
South Carolina	6	673,127.64	0.45%	8.445	358	83.07	529
Tennessee	7	736,071.79	0.49%	8.094	358	76.07	532
Texas	59	6,778,919.85	4.55%	9.074	346	72.57	523
Utah	3	599,472.45	0.40%	7.011	356	88.85	539
Vermont	4	532,221.40	0.36%	8.962	356	81.67	536
Virginia	38	5,962,307.28	4.01%	8.330	358	73.03	525
Washington	5	1,009,227.32	0.68%	7.937	358	77.93	529
Wisconsin	12	946,906.15	0.64%	9.039	357	68.02	534
Total	878	148,832,921.35	100.00%	8.272	356	72.66	527

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	13	3,544,083.95	2.71%	6.511	357	69.38	537
4.500 - 4.999	26	7,395,389.80	5.66%	6.765	358	70.00	533
5.000 - 5.499	58	12,432,968.05	9.51%	7.066	358	72.30	528
5.500 - 5.999	105	19,969,525.99	15.27%	7.617	358	70.52	528
6.000 - 6.499	104	17,341,368.76	13.26%	7.954	358	75.65	526
6.500 - 6.999	168	30,897,099.01	23.63%	8.556	358	73.55	525
7.000 - 7.499	80	13,499,902.89	10.32%	8.646	358	75.33	528
7.500 - 7.999	70	9,674,306.03	7.40%	9.109	357	73.70	525
8.000 - 8.499	81	11,335,058.85	8.67%	9.800	358	74.22	527
8.500 - 8.999	23	2,860,276.33	2.19%	9.610	357	71.11	523
9.000 - 9.499	8	1,017,359.34	0.78%	10.068	356	69.56	527
9.500 - 9.999	6	586,339.23	0.45%	10.401	356	78.66	521
11.000 -11.499	1	197,956.82	0.15%	11.940	355	65.00	512
Total	743	130,751,635.05	100.00%	8.241	358	73.11	527

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	199,770.59	0.15%	5.250	359	65.57	532
5.500 - 5.999	6	1,841,600.88	1.41%	6.535	359	72.15	534
6.000 - 6.499	15	4,413,021.31	3.38%	6.299	357	70.64	532
6.500 - 6.999	70	16,404,754.32	12.55%	6.863	358	72.24	531
7.000 - 7.499	60	10,406,570.34	7.96%	7.268	358	71.57	527
7.500 - 7.999	151	30,442,493.60	23.28%	7.774	358	73.95	526
8.000 - 8.499	88	14,779,116.26	11.30%	8.225	358	74.84	526
8.500 - 8.999	139	20,864,889.00	15.96%	8.743	357	74.54	526
9.000 - 9.499	65	10,407,827.94	7.96%	9.230	357	73.24	523
9.500 - 9.999	84	13,013,201.45	9.95%	9.719	358	71.97	529
10.000 -10.499	25	3,178,702.29	2.43%	10.173	357	72.13	523
10.500 -10.999	28	3,371,048.38	2.58%	10.721	358	69.58	524
11.000 -11.499	4	660,083.98	0.50%	11.307	354	70.23	523
11.500 -11.999	3	351,497.55	0.27%	11.762	355	66.47	515
12.000 -12.499	4	417,057.16	0.32%	12.283	357	64.15	517
Total	743	130,751,635.05	100.00%	8.241	358	73.11	527

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	1	199,770.59	0.15%	5.250	359	65.57	532
11.500 -11.999	5	1,479,738.58	1.13%	5.872	359	73.90	540
12.000 -12.499	15	4,413,021.31	3.38%	6.299	357	70.64	532
12.500 -12.999	64	15,116,439.88	11.56%	6.775	358	71.92	531
13.000 -13.499	58	9,883,763.08	7.56%	7.272	358	71.12	527
13.500 -13.999	153	31,091,899.35	23.78%	7.738	358	74.15	526
14.000 -14.499	89	15,237,503.98	11.65%	8.188	358	75.02	527
14.500 -14.999	139	20,794,543.26	15.90%	8.742	357	74.70	527
15.000 -15.499	67	10,904,455.52	8.34%	9.225	357	72.68	523
15.500 -15.999	83	12,904,705.94	9.87%	9.706	358	72.04	528
16.000 -16.499	26	3,389,282.41	2.59%	10.115	357	71.68	522
16.500 -16.999	31	3,753,194.01	2.87%	10.638	357	69.86	525
17.000 -17.499	4	660,083.98	0.50%	11.307	354	70.23	523
17.500 -17.999	3	351,497.55	0.27%	11.762	355	66.47	515
18.000 -18.499	5	571,735.61	0.44%	12.003	356	63.57	524
Total	743	130,751,635.05	100.00%	8.241	358	73.11	527

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	8	1,185,075.46	0.91%	9.335	355	66.43	518
2.000	11	2,216,464.76	1.70%	7.661	356	73.29	532
3.000	724	127,350,094.83	97.40%	8.240	358	73.17	527
Total	**743**	**130,751,635.05**	**100.00%**	**8.241**	**358**	**73.11**	**527**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	736	129,413,748.13	98.98%	8.249	358	73.07	527
1.500	2	459,438.21	0.35%	7.540	354	86.27	535
2.000	5	878,448.71	0.67%	7.427	358	72.77	533
Total	**743**	**130,751,635.05**	**100.00%**	**8.241**	**358**	**73.11**	**527**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12/01/04	1	159,579.36	0.12%	10.750	350	60.49	522
02/01/05	1	79,732.07	0.06%	10.200	358	60.00	533
03/01/05	1	262,348.97	0.20%	8.750	359	70.00	516
11/01/05	1	116,374.55	0.09%	9.750	349	90.00	536
12/01/05	1	131,049.53	0.10%	7.600	350	57.52	537
01/14/06	1	133,986.70	0.10%	8.500	352	90.00	537
02/01/06	7	1,842,141.63	1.41%	8.293	352	74.99	532
03/01/06	23	4,740,453.41	3.63%	8.223	353	73.75	517
04/01/06	50	7,690,453.87	5.88%	8.458	354	72.04	524
05/01/06	43	6,857,444.77	5.24%	8.229	355	75.98	524
06/01/06	8	2,010,858.29	1.54%	7.695	356	80.19	524
07/01/06	27	4,796,769.40	3.67%	8.548	357	71.61	525
08/01/06	138	25,298,480.91	19.35%	8.809	358	71.20	528
09/01/06	395	68,765,093.10	52.59%	8.012	359	73.18	528
10/01/06	21	3,419,100.00	2.61%	8.053	360	75.33	528
01/01/07	2	316,043.32	0.24%	8.058	351	78.58	518
03/01/07	2	252,315.91	0.19%	8.581	353	69.65	525
04/01/07	4	639,816.01	0.49%	7.991	354	76.87	519
05/01/07	3	993,272.30	0.76%	7.615	355	78.24	527
05/10/07	1	195,499.93	0.15%	9.400	356	80.00	526
07/01/07	1	134,685.29	0.10%	7.300	357	60.00	522
08/01/07	2	206,363.44	0.16%	9.939	358	81.10	524
09/01/07	10	1,709,772.29	1.31%	7.956	354	74.83	525
Total	**743**	**130,751,635.05**	**100.00%**	**8.241**	**358**	**73.11**	**527**

Option One Mortgage: 2004-3
FRMs

		Minimum	Maximum
Scheduled Principal Balance	$206,542,268	$45,277	$1,172,377
Average Scheduled Principal Balance	$161,994		
Number of Mortgage Loans	1,275		
Weighted Average Gross Coupon	7.170%	5.250%	13.950%
Weighted Average FICO Score	641	500	805
Weighted Average Combined Original LTV	72.85%	13.25%	100.00%
Weighted Average Original Term	348 months	120 months	360 months
Weighted Average Stated Remaining Term	346 months	110 months	360 months
Weighted Average Seasoning	2 months	0 months	70 months
Weighted Average Gross Margin	0.000%	0.000%	0.000%
Weighted Average Minimum Interest Rate	0.000%	0.000%	0.000%
Weighted Average Maximum Interest Rate	0.000%	0.000%	0.000%
Weighted Average Initial Rate Cap	0.000%	0.000%	0.000%
Weighted Average Subsequent Rate Cap	0.000%	0.000%	0.000%
Weighted Average Months to Roll	months	months	months
Maturity Date		Dec 1 2013	Oct 1 2034
Maximum Zip Code Concentration	0.60%	11357 (Malba, NY)	
Fixed Rate	100.00%		
Fixed 30/15 Balloon	0.37%		
Fixed Rate 10 Yr	0.17%		
Fixed Rate 15 Yr	4.15%		
Fixed Rate 15 Yr Rate Reduction	0.09%		
Fixed Rate 20 Yr	2.55%		
Fixed Rate 30 Yr	90.17%		
Fixed Rate 30 Yr 5YR IO	1.65%		
Fixed Rate 30 Yr Rate Reduction	0.85%		
Interest Only	1.65%		
Not Interest Only	98.35%		
Prepay Penalty: 0 months	18.86%		
Prepay Penalty: 12 months	22.05%		
Prepay Penalty: 24 months	2.96%		
Prepay Penalty: 30 months	0.31%		
Prepay Penalty: 36 months	55.67%		
Prepay Penalty: 60 months	0.16%		
First Lien	96.93%		
Second Lien	3.07%		
Full Documentation	68.47%		
Lite Documentation	0.26%		
No Documentation	1.02%		
Stated Income Documentation	30.25%		

Cash Out Refinance	67.68%
Purchase	20.16%
Rate/Term Refinance	12.16%
2-4 Units Attached	1.59%
2-4 Units Detached	8.29%
Condo High-Rise Attached	0.07%
Condo Low-Rise Attached	3.71%
Manufactured Housing	2.71%
PUD Attached	0.34%
PUD Detached	5.50%
Single Family Attached	2.19%
Single Family Detached	75.61%
Non-owner	3.61%
Primary	95.13%
Second Home	1.26%
Top 5 States:	
California	21.04%
New York	20.96%
Massachusetts	8.25%
Florida	6.92%
New Jersey	5.29%

Option One Mortgage: 2004-3

FRMs

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	33	1,642,398.98	0.80%	8.629	316	61.48	599
50,000.01 - 100,000.00	404	29,664,279.83	14.36%	8.231	331	76.19	638
100,000.01 - 150,000.00	299	37,593,674.36	18.20%	7.299	343	71.91	630
150,000.01 - 200,000.00	208	36,386,942.14	17.62%	7.067	347	71.39	634
200,000.01 - 250,000.00	134	30,019,823.56	14.53%	6.997	349	71.71	638
250,000.01 - 300,000.00	77	21,124,831.44	10.23%	6.861	355	72.59	634
300,000.01 - 350,000.00	43	14,160,088.19	6.86%	6.974	351	72.65	646
350,000.01 - 400,000.00	35	13,260,007.21	6.42%	6.803	351	76.72	669
400,000.01 - 450,000.00	11	4,651,315.40	2.25%	6.539	358	75.42	679
450,000.01 - 500,000.00	11	5,225,013.92	2.53%	6.478	357	78.21	664
500,000.01 - 550,000.00	7	3,637,976.37	1.76%	6.604	356	78.69	671
550,000.01 - 600,000.00	7	4,011,463.98	1.94%	6.621	332	73.30	628
600,000.01 - 650,000.00	1	618,121.29	0.30%	5.950	357	80.00	791
700,000.01 - 750,000.00	1	710,416.05	0.34%	6.990	359	56.88	598
800,000.01 - 850,000.00	2	1,663,538.17	0.81%	6.650	359	68.96	618
950,000.01 - 1,000,000.00	1	1,000,000.00	0.48%	5.950	356	22.22	761
1,000,000.01+	1	1,172,377.48	0.57%	5.650	354	73.75	720
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	2	206,341.24	0.10%	5.250	315	78.74	718
5.500 - 5.999	48	12,969,815.79	6.28%	5.817	342	66.74	713
6.000 - 6.499	238	47,911,463.73	23.20%	6.279	351	69.52	671
6.500 - 6.999	295	57,552,624.04	27.86%	6.743	351	71.73	643
7.000 - 7.499	167	26,046,238.68	12.61%	7.244	344	73.01	635
7.500 - 7.999	184	26,671,490.90	12.91%	7.738	342	76.28	614
8.000 - 8.499	80	9,631,607.33	4.66%	8.246	345	76.89	594
8.500 - 8.999	108	12,407,792.48	6.01%	8.720	338	77.38	598
9.000 - 9.499	34	3,175,198.02	1.54%	9.188	326	76.31	567
9.500 - 9.999	50	4,658,873.99	2.26%	9.713	325	80.37	602
10.000 -10.499	19	1,385,692.54	0.67%	10.235	345	88.74	622
10.500 -10.999	19	1,718,984.82	0.83%	10.676	343	81.75	566
11.000 -11.499	9	604,963.07	0.29%	11.259	341	85.59	586
11.500 -11.999	15	1,150,801.43	0.56%	11.665	331	88.54	602
12.000 -12.499	4	272,307.23	0.13%	12.175	357	84.15	577
12.500 -12.999	2	125,176.01	0.06%	12.740	355	60.00	523
13.500 -13.999	1	52,897.07	0.03%	13.950	170	100.00	616
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	55	7,705,577.17	3.73%	8.680	344	68.31	512
525-549	71	9,426,506.94	4.56%	8.229	340	69.99	539
550-574	99	15,371,615.82	7.44%	7.670	340	69.89	563
575-599	143	23,217,275.06	11.24%	7.426	349	68.71	588
600-624	178	30,022,043.11	14.54%	7.169	349	71.95	613
625-649	210	33,652,493.61	16.29%	6.983	347	72.53	637
650-674	182	28,431,207.96	13.77%	6.949	341	72.41	663
675-699	162	26,411,153.06	12.79%	6.917	345	78.28	686
700+	166	31,355,193.45	15.18%	6.586	350	76.43	754
None	9	949,202.19	0.46%	9.746	356	71.94	0
Total	1,275	206,542,268.37	100.00%	7.170	346	72.85	641

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	127	18,229,625.73	8.83%	6.838	333	39.16	644
50.00- 54.99	67	11,075,910.57	5.36%	6.994	339	52.27	625
55.00- 59.99	53	9,343,812.53	4.52%	6.850	348	57.46	630
60.00- 64.99	91	14,670,560.37	7.10%	6.976	338	62.65	617
65.00- 69.99	115	21,593,777.07	10.45%	6.987	351	67.62	623
70.00- 74.99	117	19,968,815.28	9.67%	7.084	347	72.16	632
75.00- 79.99	118	22,981,507.61	11.13%	6.959	345	76.94	643
80.00	261	41,266,310.52	19.98%	7.289	349	80.00	643
80.01- 84.99	30	5,507,305.49	2.67%	7.122	352	82.87	637
85.00- 89.99	62	9,408,466.32	4.56%	7.328	349	85.60	648
90.00- 94.99	69	11,828,393.30	5.73%	7.412	348	90.46	658
95.00- 99.99	94	14,676,284.02	7.11%	7.426	352	95.18	674
100.00	71	5,991,499.56	2.90%	9.121	351	100.00	680
Total	1,275	206,542,268.37	100.00%	7.170	346	72.85	641

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	4	345,950.84	0.17%	7.783	119	69.25	623
180	84	9,515,658.79	4.61%	7.553	173	66.12	632
240	48	5,275,395.49	2.55%	7.491	238	66.87	624
360	1,139	191,405,263.25	92.67%	7.141	358	73.36	642
Total	1,275	206,542,268.37	100.00%	7.170	346	72.85	641

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	6	1,050,704.11	0.51%	8.860	113	71.42	663
121-180	82	8,810,905.52	4.27%	7.406	178	65.61	628
181-240	48	5,275,395.49	2.55%	7.491	238	66.87	624
241-300	2	579,875.19	0.28%	7.439	291	75.68	651
301-360	1,137	190,825,388.06	92.39%	7.141	358	73.35	642
Total	1,275	206,542,268.37	100.00%	7.170	346	72.85	641

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	49	7,210,019.51	3.49%	7.121	341	68.32	638
20.01 -25.00	81	10,299,904.13	4.99%	7.529	336	69.71	636
25.01 -30.00	105	14,425,445.23	6.98%	7.281	340	75.56	635
30.01 -35.00	144	22,503,713.72	10.90%	7.176	341	71.91	642
35.01 -40.00	225	33,956,488.05	16.44%	7.269	343	73.53	638
40.01 -45.00	286	46,149,865.57	22.34%	7.218	348	75.85	651
45.01 -50.00	248	44,054,273.67	21.33%	7.031	352	73.13	640
50.01 -55.00	97	20,156,443.55	9.76%	7.060	350	67.57	621
55.01 -60.00	16	3,665,169.21	1.77%	6.737	340	63.34	644
60.01+	3	507,436.75	0.25%	6.664	358	74.63	712
None	21	3,613,508.98	1.75%	7.055	349	76.67	673
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Fixed Rate	1,275	206,542,268.37	100.00%	7.170	346	72.85	641
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Fixed 30/15 Balloon	3	757,650.34	0.37%	9.707	114	74.40	678
Fixed Rate 10 Yr	4	345,950.84	0.17%	7.783	119	69.25	623
Fixed Rate 15 Yr	78	8,573,462.06	4.15%	7.342	178	65.69	629
Fixed Rate 15 Yr Rate Reduction	3	184,546.39	0.09%	8.502	179	52.17	581
Fixed Rate 20 Yr	48	5,275,395.49	2.55%	7.491	238	66.87	624
Fixed Rate 30 Yr	1,117	186,233,184.41	90.17%	7.137	358	73.58	642
Fixed Rate 30 Yr 5YR IO	9	3,407,700.00	1.65%	6.314	358	63.53	699
Fixed Rate 30 Yr Rate Reduction	13	1,764,378.84	0.85%	9.246	358	69.20	545
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	9	3,407,700.00	1.65%	6.314	358	63.53	699
Not Interest Only	1,266	203,134,568.37	98.35%	7.185	346	73.01	640
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	302	38,945,989.01	18.86%	7.710	337	75.79	633
Prepay Penalty: 12 months	200	45,550,315.71	22.05%	6.870	350	69.99	651
Prepay Penalty: 24 months	50	6,105,112.28	2.96%	7.774	343	84.38	640
Prepay Penalty: 30 months	2	636,314.39	0.31%	8.616	359	80.00	584
Prepay Penalty: 36 months	720	114,982,231.84	55.67%	7.062	348	72.36	640
Prepay Penalty: 60 months	1	322,305.14	0.16%	8.900	110	63.55	689
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,187	200,211,068.77	96.93%	7.081	346	72.33	641
Second Lien	88	6,331,199.60	3.07%	10.004	339	89.49	644
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	922	141,429,606.17	68.47%	7.128	346	73.92	638
Lite Documentation	6	528,649.12	0.26%	7.546	355	56.16	690
No Documentation	11	2,114,699.09	1.02%	7.001	358	78.12	713
Stated Income Documentation	336	62,469,313.99	30.25%	7.269	344	70.41	645
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	845	139,795,004.29	67.68%	7.121	344	69.85	630
Purchase	280	41,630,741.91	20.16%	7.403	355	82.24	675
Rate/Term Refinance	150	25,116,522.17	12.16%	7.060	342	74.01	642
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	12	3,280,866.39	1.59%	6.811	359	75.17	666
2-4 Units Detached	85	17,116,062.89	8.29%	7.135	340	72.15	669
Condo High-Rise Attached	2	150,289.27	0.07%	8.820	359	86.86	624
Condo Low-Rise Attached	49	7,668,752.50	3.71%	7.113	355	71.95	638
Manufactured Housing	54	5,591,238.16	2.71%	7.404	336	75.58	670
PUD Attached	5	692,105.82	0.34%	7.513	358	73.60	607
PUD Detached	63	11,356,553.14	5.50%	7.451	348	74.98	626
Single Family Attached	30	4,522,642.01	2.19%	7.059	330	73.70	657
Single Family Detached	975	156,163,758.19	75.61%	7.156	347	72.63	637
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	59	7,453,596.82	3.61%	7.834	347	73.63	668
Primary	1,202	196,490,276.84	95.13%	7.146	346	72.73	640
Second Home	14	2,598,394.71	1.26%	7.110	349	79.67	657
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	94	13,421,424.64	6.50%	7.704	335	68.53	582
AA	407	73,574,888.90	35.62%	6.919	344	68.77	650
AA+	588	94,257,742.30	45.64%	7.042	350	75.78	648
B	52	8,384,501.35	4.06%	8.259	344	72.15	560
C	13	1,693,059.84	0.82%	9.074	330	64.53	549
CC	8	842,598.85	0.41%	10.749	354	62.27	550
NG	113	14,368,052.49	6.96%	7.728	347	80.59	669
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	12	1,207,868.15	0.58%	8.113	309	84.41	640
Alaska	2	282,384.42	0.14%	7.690	230	93.00	737
Arizona	13	1,541,542.68	0.75%	7.183	327	77.02	644
Arkansas	1	63,970.46	0.03%	9.800	359	80.00	547
California	199	43,453,063.22	21.04%	6.863	351	67.68	636
Colorado	14	2,494,629.64	1.21%	7.197	358	75.07	649
Connecticut	22	4,296,801.57	2.08%	7.170	354	75.82	650
Delaware	1	121,344.16	0.06%	7.700	358	80.00	636
Florida	114	14,299,300.68	6.92%	7.282	345	75.34	634
Georgia	38	5,392,152.62	2.61%	7.303	335	83.15	637
Hawaii	12	3,110,198.83	1.51%	6.466	358	72.65	670
Idaho	4	610,320.43	0.30%	7.237	359	83.94	707
Illinois	21	2,556,482.33	1.24%	7.636	335	78.03	639
Indiana	17	1,609,468.59	0.78%	7.527	352	89.16	665
Iowa	4	525,622.10	0.25%	8.024	359	89.21	646
Kentucky	3	289,555.07	0.14%	8.142	286	87.90	612
Louisiana	10	843,593.16	0.41%	7.617	288	81.89	633
Maine	22	2,649,542.18	1.28%	7.117	347	76.27	654
Maryland	26	3,589,420.63	1.74%	7.885	354	72.29	593
Massachusetts	94	17,041,364.96	8.25%	6.879	349	70.13	640
Michigan	19	2,644,231.64	1.28%	8.022	357	83.00	642
Minnesota	8	956,709.65	0.46%	7.227	359	81.30	637
Mississippi	4	405,198.52	0.20%	7.245	359	88.54	634
Missouri	12	1,220,240.17	0.59%	7.672	358	82.56	629
Montana	2	212,257.65	0.10%	8.055	359	88.05	646
Nebraska	2	172,591.95	0.08%	7.550	357	77.82	692
Nevada	11	1,671,856.59	0.81%	7.285	358	70.18	631
New Hampshire	10	1,382,695.97	0.67%	6.690	358	73.23	658
New Jersey	54	10,924,292.45	5.29%	7.333	343	71.15	641
New York	194	43,296,384.03	20.96%	6.966	351	70.60	651
North Carolina	26	2,894,140.27	1.40%	8.031	336	77.99	618
North Dakota	1	136,896.27	0.07%	7.400	359	80.83	656
Ohio	15	1,471,427.18	0.71%	8.043	291	78.45	683
Oklahoma	5	460,997.60	0.22%	8.036	329	83.44	681
Oregon	10	1,793,376.49	0.87%	7.685	305	81.06	663
Pennsylvania	50	5,295,082.98	2.56%	7.110	329	75.24	635
Rhode Island	29	4,503,728.21	2.18%	6.900	335	67.56	645
South Carolina	10	883,777.22	0.43%	7.776	348	83.44	642
Tennessee	21	1,846,195.78	0.89%	8.025	316	81.35	621
Texas	93	8,933,242.79	4.33%	7.963	333	73.96	619
Utah	3	294,649.14	0.14%	7.458	357	70.88	623
Vermont	7	1,032,004.80	0.50%	7.514	347	83.12	620
Virginia	31	4,468,078.87	2.16%	7.521	348	78.72	640
Washington	16	2,548,876.73	1.23%	7.382	358	78.30	645
Wisconsin	11	868,950.93	0.42%	7.682	341	74.01	666
Wyoming	2	245,758.61	0.12%	6.643	325	95.00	691
Total	**1,275**	**206,542,268.37**	**100.00%**	**7.170**	**346**	**72.85**	**641**

Option One 2004-3

	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
FICO																	
under 500/unavailable	123,455	0.56	8.581	0.00	0	37.31	73.10	83.30	3.40	91.59	57.70	1.87	40.43	0.00			
500-524 LTV > 65	178,280	6.15	8.379	0.00	514	41.47	77.84	85.76	8.04	98.23	69.25	0.41	30.34	0.00			
525-549 LTV > 65	170,863	8.29	8.093	0.00	537	39.78	77.64	86.00	6.79	96.24	65.04	1.29	33.66	0.32			
550-574 LTV > 65	167,825	9.57	7.901	0.00	563	39.99	79.85	80.74	7.02	97.31	67.04	1.12	31.84	0.39			
575-599 LTV > 70	161,417	10.71	7.712	0.00	588	40.38	84.31	76.54	9.62	95.93	75.11	0.23	24.65	3.70			
600-624 LTV > 70	179,676	11.59	7.263	0.00	612	39.49	84.11	68.29	10.38	94.11	70.35	0.88	28.77	5.83			
625-649 LTV > 70	175,935	11.04	7.076	0.00	637	39.90	83.69	75.30	6.64	94.58	61.78	0.31	37.91	5.76			
650-674 LTV > 80	171,074	3.28	7.168	0.00	661	40.85	91.28	75.11	4.32	89.09	68.42	0.00	31.02	12.93			
675-699 LTV > 80	190,734	3.08	7.105	0.00	685	38.68	92.20	71.64	8.23	86.59	58.31	0.00	39.16	12.12			
700-724 LTV > 80	160,279	1.03	7.264	0.00	710	39.03	93.05	53.75	4.31	75.86	41.18	0.00	55.03	2.22			
725-749 LTV > 85	178,229	0.55	7.725	0.00	737	37.56	93.40	71.96	0.00	73.12	37.43	0.00	62.57	4.77			
750-774 LTV > 85	187,167	1.07	7.315	0.00	760	37.54	94.29	71.62	2.24	82.48	63.49	0.00	22.99	1.91			
775-799 LTV > 85	241,814	0.39	6.706	0.00	782	38.21	93.62	76.22	0.00	94.60	76.08	0.00	16.37	16.37			
LTV																	
60.00 - 64.99 DTI > 50	227,349	0.91	7.135	0.00	598	53.79	63.07	82.42	0.00	99.13	70.78	0.00	29.22	0.00			
65.00 - 69.99 DTI > 50	241,067	1.38	7.436	0.00	577	53.63	67.38	70.28	11.95	98.17	77.55	1.85	20.60	0.00			
70.00 - 74.99 DTI > 50	202,833	0.84	7.683	0.00	574	54.08	71.30	88.46	0.00	92.84	66.03	6.12	27.85	0.00			
75.00 - 79.99 DTI > 50	238,661	1.18	7.563	0.00	585	52.24	76.23	51.98	27.98	86.71	87.43	0.00	12.57	10.83			
80.00 - 84.99 DTI > 50	207,636	2.05	7.378	0.00	584	52.56	80.19	79.26	7.89	93.45	69.78	5.15	25.07	0.00			
85.00 - 89.99 DTI > 50	187,023	0.67	7.606	0.00	615	52.65	85.33	58.00	0.00	86.50	61.99	0.00	34.96	0.00			
90.00 - 94.99 DTI > 50	238,479	0.79	7.600	0.00	585	51.59	90.00	57.63	26.42	91.91	93.20	0.00	6.80	2.08			
95.00 - 99.99 DTI > 50	221,880	0.5	6.668	0.00	639	52.27	95.12	94.48	0.00	93.71	100.00	0.00	0.00	5.52			
100.00 + DTI > 50	198,495	0.05	6.374	0.00	694	51.70	100.00	67.32	0.00	100.00	100.00	0.00	0.00	0.00			
DTI																	
under 20/unavailable FICO <5:	110,936	0.33	8.705	0.00	513	16.61	68.99	85.61	8.51	86.47	70.16	3.22	26.63	0.00			
20-24.99 FICO < 525	111,951	0.33	8.686	0.00	511	22.16	73.35	84.43	13.51	97.94	76.19	0.00	23.81	0.00			
25-29.99 FICO < 550	145,156	1.72	8.174	0.00	527	27.77	71.80	86.50	7.20	98.16	69.18	1.01	29.82	0.00			
30-34.99 FICO < 575	158,298	3.48	8.100	0.00	542	32.62	72.37	84.89	5.67	96.23	66.34	0.00	33.66	0.00			
35-39.99 FICO < 600	161,931	7.98	7.982	0.00	556	37.68	74.96	79.03	8.74	96.62	67.50	0.42	32.08	2.20			
40-44.99 FICO < 625	175,297	13.83	7.783	0.00	573	42.69	77.76	80.99	6.53	97.54	67.62	0.09	32.29	2.63			
45-49.99 FICO < 650	190,240	16.65	7.460	0.00	583	47.39	76.56	78.27	6.99	96.32	65.57	0.82	33.62	3.67			
50-54.99 FICO < 675	213,254	7.42	7.509	0.00	578	52.00	72.74	69.83	12.15	94.30	74.45	2.57	22.98	2.31			
55-up FICO < 700	215,818	1.81	7.183	0.00	591	57.97	70.07	77.20	10.73	89.59	86.49	0.00	12.38	0.00			

	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
Stated & Limited Doc																	
Not Available	110,964	0.24	8.980	0.00	0	35.77	72.22	89.12	8.03	100.00	0.00	4.42	95.58	0.00	4.65	6.19	7.10
500-524	191,179	2.73	8.497	0.00	513	41.25	70.64	88.59	4.42	98.75	0.00	1.87	98.13	0.00	40.22	8.97	9.58
525-549	193,899	3.8	8.241	0.00	536	39.27	71.59	82.86	2.07	92.31	0.00	2.82	97.18	0.00	41.42	8.10	7.40
550-574	194,302	3.86	7.862	0.00	562	40.18	72.36	71.88	8.16	95.78	0.00	2.77	97.23	0.00	29.77	16.52	8.13
575-599	196,975	4.23	7.579	0.00	588	39.94	72.00	67.08	8.81	93.63	0.00	2.16	97.84	0.00	20.75	18.81	8.27
600-624	232,678	4.9	7.294	0.00	612	38.44	74.56	61.49	12.27	88.56	0.00	2.90	97.10	0.00	22.18	20.67	9.84
625-649	216,987	5.58	6.971	0.00	637	39.34	76.14	74.00	7.57	93.07	0.00	0.62	99.38	3.83	20.22	19.81	5.78
650-674	198,662	4.02	6.847	0.00	662	39.64	76.57	66.72	6.00	87.25	0.00	1.70	98.30	1.56	17.80	23.14	4.61
675-699	192,944	2.96	6.954	0.00	685	37.64	80.40	73.24	9.11	81.21	0.00	0.49	99.51	4.75	17.70	21.75	2.77
700-724	184,594	0.96	7.008	0.00	711	39.20	82.98	57.37	3.12	83.69	0.00	0.00	100.00	0.00	26.06	23.35	5.64
725-749	188,661	0.75	7.437	0.00	739	38.16	84.33	69.37	1.23	77.06	0.00	1.23	98.77	0.00	26.91	4.44	9.60
750-774	175,129	0.72	6.767	0.00	760	36.97	75.52	67.97	6.24	85.29	0.00	2.15	97.85	0.00	10.90	41.82	9.60
775-799	309,511	0.41	6.371	0.00	785	38.59	75.87	60.49	0.00	95.81	0.00	0.00	100.00	15.35	27.18	36.72	15.08
800-824	227,028	0.03	5.800	0.00	810	43.23	70.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	100.00	0.00
IO Loans																	
525-549	200,000	0.03	6.950	0.00	540	49.57	78.43	100.00	0.00	100.00	100.00	0.00	0.00	100.00	100.00	0.00	0.00
550-574	138,750	0.04	8.500	0.00	569	35.72	89.81	32.86	0.00	100.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00
575-599	235,728	0.53	7.022	0.00	591	42.41	76.74	97.27	0.00	100.00	100.00	0.00	0.00	100.00	45.29	5.99	0.00
600-624	247,684	0.73	6.724	0.00	615	38.41	84.85	61.96	21.89	97.72	100.00	0.00	0.00	100.00	41.33	19.95	1.53
625-649	307,802	0.82	6.769	0.00	634	36.44	78.55	81.15	0.00	100.00	73.91	0.00	26.09	100.00	56.41	2.23	5.80
650-674	315,290	0.76	6.571	0.00	662	41.11	86.14	80.03	16.85	91.19	91.68	0.00	8.32	100.00	45.55	0.00	0.00
675-699	341,673	0.59	6.365	0.00	684	40.83	86.87	87.59	8.56	100.00	76.25	0.00	23.75	100.00	52.61	0.00	6.89
700-724	148,422	0.06	5.935	0.00	710	39.69	79.96	61.60	38.40	100.00	100.00	0.00	0.00	100.00	36.80	0.00	0.00
725-749	195,700	0.03	6.650	0.00	739	44.04	95.00	100.00	0.00	100.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00
750-774	576,950	0.15	6.037	0.00	762	46.18	31.93	100.00	0.00	100.00	100.00	0.00	0.00	100.00	0.00	86.66	0.00
775-799	475,000	0.06	7.150	0.00	778	43.55	95.00	0.00	0.00	100.00	0.00	0.00	100.00	100.00	0.00	0.00	0.00

Option One 2004-3

	Count	Balance	% of Balance	Gross Rate	Gross Margin	Gross Lifecap	Gross Lifefloor	Master & Sub Serv Fees	Sched Rem Term	Orig Amort	Orig Term	Initial Cap	Periodic Cap	Month to Next Adj	Provided LTV	Known FICOs	Avg Balance	LTV>80w/ MI
FICO NA	34	$4,197,464.27	0.56%	8.581	6.321	14.240	8.240	0.000	357	360	360	3.000	1.000	22	73.10	0	$123,454.83	0.00
491 - 500	10	$1,933,202.66	0.26%	8.849	6.977	14.960	8.960	0.000	357	360	360	3.000	1.000	22	72.07	500	$193,320.27	0.00
501 - 510	122	$20,431,848.33	2.72%	8.444	6.560	14.385	8.256	0.000	356	358	358	2.944	1.000	22	73.17	506	$167,474.17	0.00
511 - 520	165	$28,822,826.19	3.84%	8.489	6.771	14.477	8.465	0.000	355	358	358	2.963	1.005	22	72.39	516	$174,683.80	0.00
521 - 530	164	$29,120,072.06	3.88%	8.278	6.669	14.285	8.270	0.000	356	358	358	2.968	1.007	23	73.06	526	$177,561.42	0.00
531 - 540	187	$31,893,577.78	4.25%	8.054	6.361	14.060	8.015	0.000	355	357	357	2.967	1.016	22	72.84	535	$170,553.89	0.00
541 - 550	223	$36,498,717.01	4.86%	8.094	6.375	14.121	8.086	0.000	357	359	359	2.973	1.011	22	72.18	545	$163,671.38	0.00
551 - 560	220	$34,287,698.56	4.57%	8.066	6.463	14.126	8.117	0.000	355	357	357	2.989	1.016	23	72.93	556	$155,853.18	0.00
561 - 570	209	$36,356,780.85	4.84%	7.661	6.197	13.681	7.662	0.000	353	355	355	2.970	1.002	23	75.33	566	$173,955.89	0.00
571 - 580	236	$40,140,786.71	5.35%	7.715	6.232	13.751	7.751	0.000	355	357	357	2.995	1.005	23	76.89	575	$170,088.08	0.00
581 - 590	266	$42,840,184.53	5.71%	7.565	5.945	13.624	7.611	0.000	356	357	357	2.992	1.013	23	76.97	586	$161,053.33	0.00
591 - 600	322	$53,221,953.74	7.09%	7.405	5.861	13.471	7.452	0.000	358	359	359	2.974	1.007	23	77.51	595	$165,285.57	0.00
601 - 610	239	$42,750,261.50	5.70%	7.162	5.535	13.199	7.161	0.000	356	358	358	2.960	1.022	23	79.18	606	$178,871.39	0.00
611 - 620	235	$44,857,326.61	5.98%	7.216	5.500	13.203	7.171	0.000	355	357	357	2.915	1.000	22	77.95	616	$190,882.24	0.00
621 - 630	251	$43,833,592.00	5.84%	7.028	5.391	13.056	7.039	0.000	356	358	358	2.992	1.008	23	78.69	625	$174,635.82	0.00
631 - 640	225	$39,914,059.60	5.32%	7.001	5.272	13.019	6.980	0.000	354	356	356	2.987	1.002	23	79.22	635	$177,395.82	0.00
641 - 650	229	$40,781,416.64	5.43%	6.850	5.098	12.801	6.801	0.000	352	354	354	3.000	1.000	23	77.91	645	$178,084.79	0.00
651 - 660	179	$31,905,889.44	4.25%	6.824	5.066	12.790	6.787	0.000	353	356	356	2.970	1.009	22	78.80	655	$178,245.19	0.00
661 - 670	160	$27,483,083.08	3.66%	6.725	4.923	12.593	6.556	0.000	348	350	350	2.928	1.000	23	76.76	665	$171,769.27	0.00
671 - 680	139	$24,465,244.00	3.26%	6.955	5.370	12.851	6.827	0.000	351	356	356	3.000	1.000	24	80.79	675	$176,008.95	0.00
681 - 690	146	$27,068,920.40	3.61%	6.819	5.013	12.697	6.681	0.000	352	358	358	3.000	1.000	22	81.54	685	$185,403.56	0.00
691 - 700	93	$15,338,304.79	2.04%	6.662	4.992	12.682	6.682	0.000	352	355	355	2.979	1.021	23	81.32	695	$164,928.01	0.00
701 - 710	35	$6,340,846.71	0.84%	6.915	5.238	12.883	6.751	0.000	354	356	356	2.868	1.000	22	85.23	705	$181,167.05	0.00
711 - 720	30	$5,698,998.35	0.76%	6.597	5.090	12.757	6.697	0.000	356	359	359	2.564	1.000	18	82.50	716	$189,966.61	0.00
721 - 730	15	$2,194,507.95	0.29%	7.201	4.855	12.911	6.911	0.000	342	344	344	3.000	1.000	22	83.64	724	$146,300.53	0.00
731 - 740	24	$4,059,774.75	0.54%	6.979	4.756	13.011	7.011	0.000	354	356	356	3.000	1.000	23	82.10	734	$169,157.28	0.00
741 - 750	29	$5,732,199.97	0.76%	7.118	5.914	13.375	7.334	0.000	357	360	360	3.000	1.020	22	83.90	745	$197,662.07	0.00
751 - 760	48	$8,824,417.11	1.18%	6.853	5.264	13.006	7.006	0.000	354	357	357	3.000	1.000	22	84.38	756	$183,842.02	0.00
761 - 770	36	$6,958,617.04	0.93%	6.511	5.939	13.055	7.055	0.000	345	347	347	3.000	1.036	23	69.16	765	$193,294.92	0.00
771 - 780	21	$5,122,816.68	0.68%	6.744	6.142	14.007	8.007	0.000	355	358	358	3.000	1.000	22	81.27	775	$243,943.65	0.00
781 - 790	17	$4,106,966.03	0.55%	6.445	4.904	12.518	6.518	0.000	358	360	360	3.000	1.000	24	84.47	785	$241,586.24	0.00
791 - 800	12	$2,593,357.70	0.35%	6.037	4.201	11.733	5.733	0.000	357	360	360	3.000	1.000	22	69.49	792	$216,113.14	0.00
801 - 810	5	$716,498.61	0.10%	6.116	3.750	11.800	5.800	0.000	336	339	339	3.000	1.000	22	59.44	805	$143,299.72	0.00
ALL	4,326	$750,492,211.65	100.00%	7.403	5.848	13.512	7.487	0.000	354	357	357	2.971	1.007	23	77.02	609	$173,484.10	0.00

fico

✖ RBS Greenwich Capital

Greenwich Capital, Inc. Accordingly, the information contained herein has been prepared solely for use by Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. No representation or warranty, express or implied, is made as to the accuracy or completeness of any kind and expressly disclaim all liability for any use or reliance of its contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

FICO DISTRIBUTION

Option One 2004-3

Note: Cells in red font are calculations

Collateral Cuts for Suburime Pool

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ.	% Full Doc	% Cashout Refi
a. FICO NA	4,197,464	0.56%	> 65.0	3,031,518	0.40%	123,455	8.591%	0.00	0	73.10	37.31	86.69	91.59	57.70	54.28
b. <= 500	1,933,203	0.26%	> 65.0	1,317,428	0.18%	193,320	8.849%	0.00	500	72.07	40.29	93.92	93.92	66.68	73.70
c. 501 - 550	146,767,041	19.56%	> 70.0	89,072,475	11.87%	170,461	8.248%	0.00	528	72.68	40.28	91.57	96.60	66.61	75.22
d. 551 - 575	90,989,831	12.12%	> 70.0	59,276,842	7.90%	165,436	7.814%	0.00	564	74.63	40.00	84.58	96.92	67.81	72.66
e. 576 - 600	115,857,573	15.44%	> 70.0	82,504,133	10.99%	164,805	7.526%	0.00	589	77.32	40.26	80.18	95.30	71.65	66.10
f. 601 - 620	87,607,588	11.67%	> 70.0	67,866,984	9.04%	184,826	7.190%	0.00	611	78.55	39.32	81.99	95.09	67.57	62.95
g. 621 - 650	124,529,068	16.59%	> 80.0	42,023,112	5.60%	176,637	6.961%	0.00	635	78.60	40.05	94.10	94.10	60.56	57.79
h. 651 - 680	83,854,217	11.17%	> 80.0	29,313,543	3.91%	175,427	6.830%	0.00	664	78.71	39.98	90.12	90.12	55.24	54.29
i. 681 - 700	42,407,225	5.65%	> 80.0	14,489,419	1.93%	177,436	6.763%	0.00	688	81.46	39.94	81.44	89.77	60.45	48.21
j. 701 - 750	24,026,328	3.20%	> 85.0	10,146,594	1.35%	180,649	6.925%	0.00	724	83.59	40.27	80.00	84.37	43.87	41.40
k. 751 - 800	27,606,175	3.68%	> 85.0	10,949,941	1.46%	206,016	6.609%	0.00	770	78.58	38.10	89.77	90.24	60.81	38.84
l. 801 +	716,499	0.10%	> 85.0			143,300	6.116%	0.00	805	59.44	40.53	88.31	100.00	68.31	61.44
TOTAL POOL	750,492,212	100.00%			54.63%	173,484	7.403%	0.00	609	77.02	39.95	83.97	94.08	64.03	62.76

FICO: Average 609

Min: 409,981,990 Max: 500

DEBT-TO-INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO	%[2]	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ.	% Full Doc	% Cashout Refi
a. <= 20.00	34,352,392	4.58%	<= 550	10.67%	6,311,218	0.84%	153,359	7.611%	0.00	625	74.58	15.37	82.38	83.73	44.59	61.36
b. 20.01 - 25.00	32,507,820	4.33%	<= 550	16.40%	6,097,728	0.81%	138,331	7.372%	0.00	611	74.87	22.72	86.01	89.31	73.37	68.03
c. 25.01 - 30.00	52,405,603	6.98%	< 575	12.27%	20,234,894	2.70%	142,793	7.568%	0.00	601	75.92	27.76	83.92	91.95	66.80	69.91
d. 30.01 - 35.00	84,004,969	11.19%	< 575	7.91%	26,119,212	3.48%	160,929	7.452%	0.00	612	76.77	32.63	84.18	93.42	62.99	62.62
e. 35.01 - 40.00	129,469,004	17.25%	< 600	9.24%	59,914,618	7.96%	168,142	7.405%	0.00	610	77.47	37.65	83.35	95.04	61.11	63.41
f. 40.01 - 45.00	182,517,579	24.32%	< 625	11.83%	103,775,880	13.83%	178,240	7.274%	0.00	617	79.80	42.65	84.12	96.04	61.31	56.00
g. 45.01 - 50.00	159,590,317	21.26%	< 650	1.69%	124,987,414	16.65%	192,277	7.421%	0.00	605	77.05	47.36	84.69	95.76	65.35	64.34
h. 50.01 - 55.00	61,506,651	8.20%	< 675		55,659,263	7.42%	213,565	7.148%	0.00	598	73.24	51.94	82.26	94.26	74.59	68.14
i. 55.01 +	14,137,878	1.88%	> 700		13,596,526	1.81%	214,210	7.403%	0.00	609	69.93	58.02	85.23	88.30	87.00	68.29
TOTAL POOL	750,492,212	100.00%		100.00%	416,696,754	55.52%	173,484	7.403%	0.00	609	77.02	39.95	83.97	94.26	88.30	64.03

DTI: Average 39.95   Min: 0.01   Max: 75.72

LOAN-TO-VALUE (LTV) DISTRIBUTION

LTV	Total Balance Amount	%[2]	DTI	%[2]	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ.	% Full Doc	% Cashout Refi
a. <= 60.00	80,047,366	10.67%	> 50	1.78%	13,392,534	1.78%	158,196	7.127%	0.00	605	49.08	39.65	83.23	49.94	59.02	84.48
b. 60.01 - 70.00	123,064,103	16.40%	> 50	2.62%	19,668,455	2.62%	184,504	7.470%	0.00	584	66.50	40.12	84.30	94.94	59.25	79.54
c. 70.01 - 80.00	317,218,204	42.27%	> 50	3.50%	26,271,669	3.50%	174,487	7.330%	0.00	607	78.12	40.03	85.65	94.01	59.30	59.09
d. 80.01 - 85.00	59,360,673	7.91%	> 50	0.76%	5,680,123	0.76%	182,088	7.436%	0.00	613	84.51	39.67	74.13	95.00	59.38	64.70
e. 85.01 - 90.00	69,169,731	9.24%	> 50	0.86%	6,462,800	0.86%	179,714	7.572%	0.00	619	89.75	40.32	78.05	85.72	59.38	55.64
f. 90.01 - 95.00	88,761,404	11.83%	> 50	0.46%	3,459,758	0.46%	173,024	7.358%	0.00	637	94.76	39.59	88.44	90.71	66.40	42.33
g. 95.01 - 100.00	12,670,730	1.69%	> 50	0.09%	709,190	0.09%	115,188	8.162%	0.00	579	99.52	40.21	90.53	97.61	89.32	27.18
h. 100.01 +			> 50					0.000%	0.00	0	0.00	0.00	0.00	99.33	87.48	0.00
TOTAL POOL	750,492,212	100.00%		100.08%	75,644,528	10.08%	173,484	7.403%	0.00	609	77.02	39.95	83.97	94.08	64.03	62.76

LTV: Average 77.01   Min: 12.99   Max: 100.00

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV, FICO, DTI) etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
California	172,018,363	22.92%	248,941	7.286	0.00	598	73.24	41.54	87.63	97.04	70.88	60.53
New York	93,912,355	12.51%	243,296	7.056	0.00	627	74.30	40.42	67.66	95.65	68.00	48.17
Massachusetts	61,051,981	8.13%	217,267	6.929	0.00	618	74.11	40.16	74.65	94.64	69.78	55.88
Florida	48,037,636	6.40%	141,704	7.625	0.00	607	78.29	39.56	84.72	86.63	55.53	58.74
New Jersey	45,928,436	6.12%	211,652	7.373	0.00	609	76.40	39.34	75.07	90.60	73.90	52.15
Texas	31,578,967	4.21%	119,166	7.904	0.00	595	78.43	39.38	97.54	96.07	51.89	69.25
Virginia	23,994,331	3.20%	158,903	7.607	0.00	597	78.23	40.85	91.43	98.00	67.78	74.70
Illinois	23,892,568	3.18%	146,580	7.852	0.00	605	80.51	39.15	80.41	89.79	54.81	79.87
Georgia	18,325,835	2.44%	140,968	7.890	0.00	612	84.82	39.51	95.70	95.99	49.16	78.84
Rhode Island	17,089,791	2.28%	172,624	7.182	0.00	613	74.13	37.92	73.94	88.16	61.77	53.94
Pennsylvania	16,094,990	2.14%	118,346	7.362	0.00	611	78.70	36.29	95.40	94.06	49.13	68.51
Michigan	15,507,611	2.07%	122,107	8.106	0.00	609	83.33	37.40	92.18	91.76	50.75	76.59
TOP 12 STATES	567,432,864	75.61%	190,095	7.358	0.00	608	75.83	40.17	82.27	94.30	65.22	60.11

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
a. <= 50,000	2,790,372	0.37%	49,828	8.501	0.00	585	62.89	35.41	80.51	83.91	98.21	80.48
b. 50,001 - 200,000	354,634,941	47.25%	118,172	7.660	0.00	606	76.91	38.47	88.17	93.74	59.79	73.33
c. 200,001 - 250,000	106,151,263	14.14%	223,948	7.281	0.00	605	75.60	40.04	82.58	94.15	67.88	59.75
d. 250,001 - 300,000	83,522,999	11.13%	273,846	7.255	0.00	603	77.10	41.58	84.18	95.11	68.00	56.64
e. 300,001 - 400,000	104,472,116	13.92%	347,083	7.150	0.00	618	78.47	41.96	78.40	95.02	62.51	52.72
f. 400,001 - 500,000	52,979,217	7.06%	445,204	6.950	0.00	623	79.89	41.60	67.35	88.17	61.93	47.40
g. 500,001 - 600,000	23,843,591	3.18%	554,502	7.160	0.00	624	80.36	43.06	85.66	100.00	49.51	55.67
h. 600,001 - 700,000	7,944,310	1.06%	662,026	7.234	0.00	618	77.83	38.12	83.73	100.00	75.52	51.11
i. 700,001 - 800,000	2,232,750	0.30%	744,250	6.937	0.00	588	67.10	43.59	68.18	100.00	100.00	68.18
j. 800,001 - 900,000	3,425,390	0.46%	856,348	6.901	0.00	616	72.07	30.63	76.23	100.00	74.84	26.27
k. 900,001 - 1,000,000	3,827,536	0.51%	956,884	6.730	0.00	636	59.45	47.16	100.00	100.00	51.11	76.07
l. 1,000,001 +	4,667,726	0.62%	1,166,931	6.162	0.00	631	64.76	46.99	100.00	100.00	100.00	100.00
TOTAL POOL	750,492,212	100.00%	173,484	7.403	0.00	609	77.02	39.95	83.97	94.08	62.76	64.03

Prin Bal: Average   173,484   Min: 45,277   Max: 1,198,967

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
Full Documentation	480,573,705	64.03%	160,888	7.387	0.00	605	78.24	40.29	86.68	95.86	62.46	
Lite Documentation	4,885,071	0.65%	168,451	7.719	0.00	594	71.43	43.87	85.64	96.50	58.56	
No Documentation	5,882,661	0.78%	196,089	7.156	0.00	720	76.70	75.72	92.93	94.89	39.57	
Stated Income Documentation	259,150,774	34.53%	202,462	7.434	0.00	615	74.88	39.22	78.72	90.72	63.91	
TOTAL POOL	750,492,212	100.00%	173,484	7.403	0.00	609	77.02	39.95	83.97	94.08	62.76	

Appendix A

PROPERTY TYPE

Property Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
2-4 Units Attached	12,387,193	1.65%	281,527	7.085	0.00	635	78.12	41.57	92.31	65.33	43.56
2-4 Units Detached	61,818,668	8.24%	237,764	7.190	0.00	629	76.61	39.66	73.75	68.77	44.42
Condo High-Rise Attached	1,114,713	0.15%	159,245	7.859	0.00	619	79.88	39.25	81.06	43.59	72.20
Condo Low-Rise Attached	34,194,849	4.56%	163,612	7.397	0.00	616	77.32	39.83	90.73	57.75	57.87
Manufactured Housing	10,791,661	1.44%	101,808	7.501	0.00	647	77.79	38.62	97.01	57.97	98.09
PUD Attached	5,111,133	0.68%	164,875	7.719	0.00	603	79.66	38.99	94.13	47.51	76.10
PUD Detached	50,473,573	6.73%	201,090	7.547	0.00	603	78.23	40.29	96.65	49.99	64.60
Single Family Attached	11,643,798	1.55%	141,998	7.365	0.00	632	78.87	39.88	96.37	52.15	60.87
Single Family Detached	562,956,623	75.01%	168,752	7.416	0.00	605	76.84	39.96	96.25	63.97	66.25
TOTAL POOL	750,492,212	100.00%	173,484	7.403	0.00	609	77.02	39.95	94.08	62.76	64.03

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 70 LTV
Loans >80 LTV w/o MI	230,162,538	30.67%	172,406	7.564	0.00	628	90.87	39.84	92.56	51.28	74.59	No
Other	520,329,674	69.33%	173,965	7.332	0.00	601	70.9	40	94.75	67.83	59.37	No
TOTAL POOL	750,492,212	100.00%	173,484	7.403	0.00	609	77.02	39.95	94.08	62.76	64.03	

LOAN PURPOSE

Loan Purpose	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA. FICO	WA. LTV	WA DTI	% SFD/PUD	% Owner Occ
Cash Out Refinance	470,978,831	62.76%	178,401	7.340	0.00	599	74.20	39.83	83.63	94.44
Purchase	195,879,401	26.10%	164,053	7.471	0.00	638	83.83	39.90	83.17	92.55
Rate/Term Refinance	83,633,981	11.14%	169,988	7.601	0.00	599	77.01	40.72	87.76	95.65
TOTAL POOL	750,492,212	100.00%	173,484	7.403	0.00	609	77.02	39.95	83.97	94.08

COLLATERAL TYPE - FIXED/FLOATING

Collateral Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	206,542,268	27.52%	161,994	7.170	0.00	641	72.85	39.93	83.63	95.13	67.68	FRM	0.000
Floating	2,431,423	0.32%	405,237	7.576	0.00	622	71.07	36.56	68.78	100.00	82.65	6moL	5.749
2Yr Fixed/6 Mo LIBOR	510,925,687	68.08%	177,343	7.511	0.00	596	78.73	40.05	83.90	93.76	60.30	6moL	5.865
3Yr Fixed/6 Mo LIBOR	30,536,040	4.07%	187,338	7.164	0.00	610	77.23	38.70	88.55	91.84	68.82	6moL	5.568
15Yr Fixed/6 Mo LIBOR	56,793	0.01%	56,793	9.500	0.00	562	53.77	37.94	100.00	100.00	100.00	6moL	7.250
TOTAL POOL	750,492,212	100.00%	173,484	7.403	0.00	609	77.02	39.95	83.97	94.08	62.76		5.848

etrade.xls

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
First Lien	744,161,012	99.16%	175,592	7.381	0.00	609	76.92	39.94	83.92	94.03	62.95
Second Lien	6,331,200	0.84%	71,945	10.004	0.00	644	89.49	40.37	90.30	100.00	39.44
TOTAL POOL	750,492,212	100.00%	173,484	7.403	0.00	609	77.02	39.95	83.97	94.08	62.76

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA. FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
Non-owner	33,743,620	4.50%	144,822	7.788	0.00	641	76.72	35.25	45.58	0.00	64.94
Primary	706,072,040	94.08%	175,030	7.384	0.00	607	76.99	40.18	85.92	100.00	62.99
Second Home	10,676,552	1.42%	180,959	7.440	0.00	625	80.19	39.61	76.42	0.00	40.12
TOTAL POOL	750,492,212	100.00%	173,484	7.403	0.00	609	77.02	39.95	83.97	94.08	62.76

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
0 Months	206,371,220	27.50%	170,273	7.568	0.00	609	78.26	39.50	80.07	93.21	67.05
12 Months	62,291,240	8.30%	217,802	7.035	0.00	639	72.36	40.14	73.12	93.23	63.68
24 Months	347,125,301	46.25%	174,260	7.491	0.00	594	78.60	40.08	86.77	94.15	58.55
36 Months	134,382,146	17.91%	160,937	7.090	0.00	635	73.26	40.18	87.73	95.61	66.50
60 Months	322,305	0.04%	322,305	8.900	0.00	689	63.55	51.45	100.00	100.00	100.00
TOTAL POOL	750,492,212	100.00%	173,484	7.403	0.00	609	77.02	39.95	83.97	94.08	62.76

COLLATERAL DESCRIPTION BY LOAN GROUP

Loan Group	Loan Type	Index	FRM/ARM	% of Pool	Gross WAC	Net WAC	WAM (mos)	WA FICO	Seasoning	Gross Margin	Net Margin	1st Rate Cap	Subseq Rate Cap	Max Rate	Mos to Roll
TOTAL POOL			FRM/ARM	100.00%	7.403	0.000	354.44		2.12	5.848	0.000	2.971	1.007	13.512	23

SECTION 32 LOANS

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	0	0									
Total	750,492,212										

etrade.xls

Appendix A

TOP 5 MSA

MSA	%[2]		

TOP 5 ORIGINATORS

Originator	%[2]		

SERVICERS

Servicer	%[2]		

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poor's: Analyst Name :			Moody's: Analyst Name :		
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency	Loss Severity	Cum Losses
AA						
A						
A-						
BBB+						
BBB						
BBB-						
B						

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption), 100% advance of P&I; 12 month lag for liquidation losses,
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
A-						
BBB+						
BBB						
BBB-						

Mortgage Insurance (MI) Coverage	Loss Severity %
None	50%
>70% Loans w/ >80 LTV down to 80%	45%
50 - 70% Loans w/ >80 LTV down to 80%	40%
50 - 70% Loans w/ >80 LTV down to 60%	35%
>70% LTV >80% down to 60%	30%

Option One Mortgage Loan Trust 2004-3

Marketing Materials





OPTION ONE

MORTGAGE CORPORATION

$962,000,000 (Approximate)
Publicly Offered Certificates

Option One Mortgage Acceptance Corporation
Depositor

Option One Mortgage Corporation
Originator and Master Servicer

RBS Greenwich Capital   **Banc of America Securities LLC**

Co-Lead Underwriters

Deutsche Bank Securities   Citigroup
JP Morgan Securities, Inc.   Barclays Capital Group

H&R Block Financial Advisors, Inc.
Co-Underwriters

FOR ADDITIONAL INFORMATION PLEASE CALL

RBS Greenwich Capital	
Asset Backed Finance	
Brian Bernard	(203) 618-5693
Vinu Phillips	(203) 618-5626
Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

Rating Agency Contacts	
Standard & Poor's	
Kyle Beauchamp	(212) 438-2505
Moody's	
Joseph Grohotolski	(212) 553-4619
Fitch	
Wen Hsu	(212) 908-0633

☆☆ RBS Greenwich Capital   **Banc of America Securities**

Preliminary Term Sheet   **Date Prepared: September 16, 2004**

$962,000,000 (Approximate)
Publicly Offered Certificates
Option One Mortgage Loan Trust 2004-3

Class[1,3,4]	Principal Amount ($)	WAL Call/Mat[2]	Pymt Window (Mths) Call/Mat[2]	Expected Rating (Moody's/S&P/Fitch)	Assumed Final Distribution Date	Certificate Type
A-1	$400,000,000	2.66/2.85	1-81/1-181	Aaa/AAA/AAA	November 2034	Fltg Rate Group I Senior
A-2	$145,000,000	1.00/1.00	1-19/1-19	Aaa/AAA/AAA	November 2034	Fltg Rate Group II Senior
A-3	$225,500,000	3.00/3.00	19-71/19-71	Aaa/AAA/AAA	November 2034	Fltg Rate Group II Senior
A-4	$44,500,000	6.70/8.63	71-81/71-185	Aaa/AAA/AAA	November 2034	Fltg Rate Group II Senior
M-1	$31,500,000	4.79/5.26	40-81/40-150	Aa1/AA+/AA+	November 2034	Fltg Rate Subordinate
M-2	$28,000,000	4.76/5.22	39-81/39-142	Aa2/AA/AA+	November 2034	Fltg Rate Subordinate
M-3	$15,000,000	4.76/5.19	39-81/39-135	Aa3/AA/AA	November 2034	Fltg Rate Subordinate
M-4	$15,500,000	4.74/5.16	38-81/38-131	A1/AA-/AA-	November 2034	Fltg Rate Subordinate
M-5	$14,500,000	4.74/5.13	38-81/38-126	A2/A+/A+	November 2034	Fltg Rate Subordinate
M-6	$12,000,000	4.74/5.10	38-81/38-120	A3/A+/A	November 2034	Fltg Rate Subordinate
M-7	$12,500,000	4.73/5.06	37-81/37-114	Baa1/A/A-	November 2034	Fltg Rate Subordinate
M-8	$8,000,000	4.72/5.00	37-81/37-108	Baa2/A-/BBB+	November 2034	Fltg Rate Subordinate
M-9	$10,000,000	4.72/4.95	37-81/37-103	Baa3/A-/BBB	November 2034	Fltg Rate Subordinate
M-10[5]	$10,500,000	Not Marketed Hereby		UR/BBB+/BBB-	November 2034	Fltg Rate Subordinate
Total:	$972,500,000					

(1)   The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3 and Class A-4 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2)   See "Pricing Prepayment Speed" herein.

(3)   The Class A-1, Class A-2, Class A-3, Class A-4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates are priced to call. The margin on the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates doubles and the margin on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates is equal to 1.5x the original margin after the clean-up call date.

(4)   See "Net WAC Rate" herein.

(5)   The Class M-10 Certificates are not publicly offered and are not being marketed hereby.

Depositor: Option One Mortgage Acceptance Corporation.

Originator and
Master Servicer: Option One Mortgage Corporation ("**Option One**").

☒RBS Greenwich Capital   **Banc of America Securities**

3

Co-Lead Underwriters:	Greenwich Capital Markets, Inc. ("**RBS Greenwich Capital**") and Banc of America Securities LLC.
Co-Underwriters:	Deutsche Bank Securities Inc., Barclays Capital Group, JP Morgan Securities, Inc., Citigroup, and H&R Block Financial Advisors Inc.
Trustee:	Wells Fargo Bank, N.A.
Offered Certificates:	The Class A-1 Certificates (the "*Group I Certificates*") and the Class A-2, Class A-3 and Class A-4 Certificates (collectively, the "*Group II Certificates*") are referred to herein as the "*Senior Certificates*." The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates are collectively referred to herein as the "*Subordinate Certificates*." The Senior Certificates and the Subordinate Certificates (other than the Class M-10 Certificates) are collectively referred to herein as the "*Publicly Offered Certificates*." The Class M-10 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "*Privately Offered Certificates*." The Publicly Offered Certificates and the Privately Offered Certificates are collectively referred to herein as the "*Offered Certificates*," or the "*Certificates*."
Federal Tax Status:	It is anticipated that the Offered Certificates generally will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Publicly Offered Certificates will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of the Mortgage Loan or (ii) October 1, 2004. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Accounts, the later of the (i) origination date of the Mortgage Loan or (ii) the first day of the month in which such Mortgage Loan is acquired.
Expected Pricing Date:	On or about September [17], 2004.
Expected Closing Date:	On or about October 5, 2004.
Expected Settlement Date:	On or about October 5, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in November 2004.
Accrued Interest:	The price to be paid by investors for the Publicly Offered Certificates will not include accrued interest (settling flat).

 

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Publicly Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Servicing Fee: Approximately 0.30% of the aggregate principal balance of the Mortgage Loans for the first 10 due periods, approximately 0.40% of the aggregate principal balance of the Mortgage Loans for due periods 11 through 30, and approximately 0.65% of the aggregate principal balance of the Mortgage Loans for due periods 31 and thereafter.

Trustee Fee: Approximately 0.003% per annum on the aggregate principal balance of the Mortgage Loans and any funds on deposit in the Pre-Funding Accounts.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the *"Clean-up Call"*), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4.00% - 20.00% CPR over 12 months)
ARM Loans: 100% PPC (100% PPC: 4.00% - 35.00% CPR over 24 months)

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $750,492,212, of which: (i) approximately $368,341,578 consisted of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the *"Group I Initial Mortgage Loans"*) and (ii) approximately $382,150,634 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the *"Group II Initial Mortgage Loans"* and together with the Group I Initial Mortgage Loans, the *"Initial Mortgage Loans"*). See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

With respect to approximately 7.75% of the Initial Mortgage Loans, at the time of origination of the first lien Mortgage Loan, the Originator also originated a second lien mortgage loan which may or may not be included in the Trust.

RBS Greenwich Capital **Banc of America Securities**

Pre-Funding Accounts:	Two accounts (the *"Pre-Funding Accounts"*) will be established on the Closing Date into which approximately $249,507,788 will be deposited, of which approximately (i) $122,458,422 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate Mortgage Loans (the *"Group I Subsequent Mortgage Loans"*) and (ii) $127,049,366 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the *"Group II Subsequent Mortgage Loans"* and together with the Group I Subsequent Mortgage Loans, the *"Subsequent Mortgage Loans"*). On or prior to October 29, 2004 (the *"Pre-Funding Period"*), the amounts on deposit in the Pre-Funding Accounts will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a distribution of principal of the related Certificates on the Distribution Date immediately following such date).
Pass-Through Rate:	The *"Pass-Through Rate"* on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The *"Formula Rate"* on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) the Maximum Cap.
Adjusted Net Mortgage Rate:	The *"Adjusted Net Mortgage Rate"* for each Mortgage Loan is equal to the loan rate less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.
Adjusted Net Maximum Mortgage Rate:	The *"Adjusted Net Maximum Mortgage Rate"* for each Mortgage Loan is equal to the maximum loan rate (or the loan rate in the case of any fixed-rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.
Net WAC Rate:	The *"Net WAC Rate"* for the Certificates is equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Maximum Cap:	The *"Maximum Cap"* for the Certificates is equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the *"Net WAC Rate Carryover Amount"* for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest actually accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Formula Rate. Any Net WAC Rate Carryover Amount will be distributed on such Distribution Date or future Distribution Dates to the extent of funds available.

   

6

Credit Enhancement:	Consists of the following:
	1) Excess Cashflow;
	2) The Overcollateralization Amount; and,
	3) Subordination;

Excess Cashflow: The *"Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount: The *"Overcollateralization Amount"* (or *"O/C"*) is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Accounts over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 2.75% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build O/C until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount: Prior to the Stepdown Date, the *"Overcollateralization Target Amount"* is approximately 2.75% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target Amount is approximately 5.50% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date.

If a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount shall be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date: The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero; and
(ii) the later to occur of
    (x) the Distribution Date occurring in November 2007 and
    (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 37.00%.

✕✕ RBS Greenwich Capital　　　**Banc of America Securities**

Credit Enhancement Percentage:

The *"Credit Enhancement Percentage"* for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) any remaining amounts in the Pre-Funding Accounts.

Trigger Event:

A *"Trigger Event"* is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [42.75]% of the current Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the sum of (a) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (b) the amounts on deposit in the Pre-Funding Accounts on the Closing Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
November 2007 – October 2008	[3.25]% for November 2007, plus 1/12 of [1.75]% thereafter
November 2008 – October 2009	[5.00]% for November 2008, plus 1/12 of [1.50]% thereafter
November 2009 – October 2010	[6.50]% for November 2009, plus 1/12 of [0.25]% thereafter
November 2010 – October 2011	[6.75]% for November 2010, plus 1/12 of [0.25]% thereafter
November 2011 and thereafter	[7.00]%

Expected Credit Support Percentages:

Class	Initial Credit Support	After Stepdown Date Expected Support
A-1	18.50%	37.00%
A-2	18.50%	37.00%
A-3	18.50%	37.00%
A-4	18.50%	37.00%
M-1	15.35%	30.70%
M-2	12.55%	25.10%
M-3	11.05%	22.10%
M-4	9.50%	19.00%
M-5	8.05%	16.10%
M-6	6.85%	13.70%
M-7	5.60%	11.20%
M-8	4.80%	9.60%
M-9	3.80%	7.60%
M-10	2.75%	5.50%

✖ RBS Greenwich Capital　　**Banc of America Securities**

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a **"Realized Loss."** Realized Losses on the Mortgage Loans will, in effect, be absorbed first by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-10 Certificates, then to the Class M-9 Certificates, then to the Class M-8 Certificates, then to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and then to the Class M-1 Certificates.

✕✕RBS Greenwich Capital   **Banc of America Securities**

Priority of
Distributions: Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally pro rata from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, and twelfth, monthly interest to the Class M-10 Certificates.

2) Principal funds, as follows: monthly principal to the Senior Certificates, generally based on the principal collected in the related loan group, as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown", then monthly principal to the Class M-3 Certificates as described under "Principal Paydown", then monthly principal to the Class M-4 Certificates as described under "Principal Paydown", then monthly principal to the Class M-5 Certificates as described under "Principal Paydown", then monthly principal to the Class M-6 Certificates as described under "Principal Paydown", then monthly principal to the Class M-7 Certificates as described under "Principal Paydown", then monthly principal to the Class M-8 Certificates as described under "Principal Paydown", then monthly principal to the Class M-9 Certificates as described under "Principal Paydown", and lastly, monthly principal to the Class M-10 Certificates as described under "Principal Paydown."

3) Excess Cashflow as follows: as principal to the Offered Certificates to replenish or maintain O/C as described under "Principal Paydown", then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, and then any unpaid applied Realized Loss amount to the Class M-10 Certificates.

4) Any remaining Excess Cashflow to the Net WAC Rate Carryover Reserve Account, to the extent of any unpaid Net WAC Rate Carryover Amount payable to the Offered Certificates, after taking into account payments received by the trust from the Yield Maintenance Agreement.

5) Any remaining Excess Cashflow to the holders of the Class C, Class P and Class R Certificates as further described in the pooling agreement.

⚹⚹ RBS Greenwich Capital   **Banc of America Securities**

Principal Paydown:	Principal distributed to the Group II Certificates will be distributed sequentially to the Class A-2, Class A-3 and Class A-4 Certificates, in that order, to each such class of certificates until the certificate principal balance of each such class has been reduced to zero.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: i) the Class M-1 Certificates, ii) the Class M-2 Certificates, iii) the Class M-3 Certificates, iv) the Class M-4 Certificates, v) the Class M-5 Certificates, vi) the Class M-6 Certificates, vii) the Class M-7 Certificates, viii) the Class M-8 Certificates, xi) the Class M-9 Certificates and then x) the Class M-10 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, all the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata*, based on the principal collected in the related loan group, such that the Senior Certificates will have at least 37.00% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 30.70% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 25.10% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 22.10% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 19.00% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 16.10% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 13.70% credit enhancement, eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 11.20% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 9.60% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 7.60% credit enhancement, eleventh to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 5.50% credit enhancement (subject, in each case, to any overcollateralization floors).

✖✖ RBS Greenwich Capital   **Banc of America Securities**

Yield Maintenance
Agreement:
On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with a counterparty ("the **Counterparty**") for the benefit of the Offered Certificates. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments to the Offered Certificates will be capped at their maximum amount when one-month LIBOR equals or exceeds 10.00%. The Yield Maintenance Agreement will terminate after the Distribution Date in August 2011 with respect to the Group I Certificates and February 2008 with respect to the Group II and Subordinate Certificates. Any payments received from the Yield Maintenance Agreement will be deposited in the Net WAC Rate Carryover Reserve Account.

❖RBS Greenwich Capital   **Banc of America Securities**

Net WAC Rate Carryover
Reserve Account: Amounts deposited in the Net WAC Rate Carryover Reserve Account related to the Group I Certificates will be distributed to the Group I Certificates. Amounts deposited in the Net WAC Rate Carryover Reserve Account related to the Group II Certificates and Subordinate Certificates will be distributed as follows:

A) First to the Offered Certificates (other than the Group I Certificates), any related unpaid Net WAC Rate Carryover Amount (in each case only up to a maximum amount equal to the Cap Amount for the related class) distributed in the following order of priority:
    i)   to the Senior Certificates (other than the Group I Certificates), on a *pro rata* basis based on their respective entitlements.
    ii) to the Class M-1 Certificates.
    iii) to the Class M-2 Certificates.
    iv) to the Class M-3 Certificates.
    v)   to the Class M-4 Certificates.
    vi) to the Class M-5 Certificates.
    vii) to the Class M-6 Certificates.
    viii)to the Class M-7 Certificates.
    ix) to the Class M-8 Certificates.
    x)   to the Class M-9 Certificates.
    xi) to the Class M-10 Certificates.

B) Second to the Offered Certificates (other than the Group I Certificates), any related unpaid Net WAC Rate Carryover Amount (after taking into account distributions pursuant to A) above) distributed in the following order of priority:
    i)   to the Senior Certificates (other than the Group I Certificates), on a *pro rata* basis based on their respective entitlements.
    ii) to the Class M-1 Certificates.
    iii) to the Class M-2 Certificates.
    iv) to the Class M-3 Certificates.
    v)   to the Class M-4 Certificates.
    vi) to the Class M-5 Certificates.
    vii) to the Class M-6 Certificates.
    viii)to the Class M-7 Certificates.
    ix) to the Class M-8 Certificates.
    x)   to the Class M-9 Certificates.
    xi) to the Class M-10 Certificates.

Cap Amount: The "*Cap Amount*" for each class of Offered Certificates (other than the Group I Certificates) is equal to (i) the aggregate amount received by the trust from the Yield Maintenance Agreement multiplied by (ii) a fraction equal to (a) the aggregate principal balance of such class divided by (b) the aggregate principal balance of all classes of Offered Certificates (other than the Group I Certificates).

13

RBS Greenwich Capital   **Banc of America Securities**

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

XX RBS Greenwich Capital   **Banc of America Securities**

Net WAC Rate for the Group I Certificates

Period	Dist Date	Net WAC Rate[1,2]	Effective Net WAC Rate[2][3]	Period	Dist Date	Net WAC Rate[1,2]	Effective Net WAC Rate[2][3]
1	11/25/2004	4.18	10.00	42	4/25/2008	10.30	10.30
2	12/25/2004	7.11	10.00	43	5/25/2008	10.62	10.62
3	1/25/2005	6.88	10.00	44	6/25/2008	10.26	10.26
4	2/25/2005	6.88	10.00	45	7/25/2008	10.58	10.58
5	3/25/2005	7.62	10.00	46	8/25/2008	10.23	10.23
6	4/25/2005	6.88	10.00	47	9/25/2008	10.24	10.24
7	5/25/2005	7.11	10.00	48	10/25/2008	10.57	10.57
8	6/25/2005	6.88	10.00	49	11/25/2008	10.21	10.21
9	7/25/2005	7.11	10.00	50	12/25/2008	10.54	10.54
10	8/25/2005	6.88	10.00	51	1/25/2009	10.18	10.18
11	9/25/2005	6.79	10.00	52	2/25/2009	10.16	10.16
12	10/25/2005	7.02	10.00	53	3/25/2009	11.25	11.25
13	11/25/2005	6.79	10.00	54	4/25/2009	10.15	10.15
14	12/25/2005	7.02	10.00	55	5/25/2009	10.47	10.47
15	1/25/2006	6.79	10.00	56	6/25/2009	10.12	10.12
16	2/25/2006	6.79	10.00	57	7/25/2009	10.43	10.43
17	3/25/2006	7.52	10.00	58	8/25/2009	10.08	10.08
18	4/25/2006	6.79	10.00	59	9/25/2009	10.06	10.06
19	5/25/2006	7.02	10.00	60	10/25/2009	10.38	10.38
20	6/25/2006	6.79	10.00	61	11/25/2009	10.02	10.02
21	7/25/2006	7.02	10.00	62	12/25/2009	10.34	10.34
22	8/25/2006	6.80	10.00	63	1/25/2010	9.98	10.00
23	9/25/2006	8.60	10.00	64	2/25/2010	9.96	10.00
24	10/25/2006	9.02	10.00	65	3/25/2010	11.01	11.01
25	11/25/2006	8.72	10.00	66	4/25/2010	9.93	10.00
26	12/25/2006	9.00	10.00	67	5/25/2010	10.24	10.24
27	1/25/2007	8.71	10.00	68	6/25/2010	9.89	10.00
28	2/25/2007	8.70	10.00	69	7/25/2010	10.20	10.20
29	3/25/2007	10.28	10.28	70	8/25/2010	9.85	10.00
30	4/25/2007	9.32	10.00	71	9/25/2010	9.83	10.00
31	5/25/2007	9.37	10.00	72	10/25/2010	10.13	10.13
32	6/25/2007	9.06	10.00	73	11/25/2010	9.79	10.00
33	7/25/2007	9.35	10.00	74	12/25/2010	10.09	10.09
34	8/25/2007	9.04	10.00	75	1/25/2011	9.75	10.00
35	9/25/2007	9.68	10.00	76	2/25/2011	9.73	10.00
36	10/25/2007	10.07	10.07	77	3/25/2011	10.75	10.75
37	11/25/2007	9.73	10.00	78	4/25/2011	9.69	10.00
38	12/25/2007	10.04	10.04	79	5/25/2011	9.99	10.00
39	1/25/2008	9.70	10.00	80	6/25/2011	9.65	10.00
40	2/25/2008	9.69	10.00	81	7/25/2011	9.95	10.00
41	3/25/2008	10.97	10.97	82	8/25/2011	9.61	10.00

(1) Assumes 1-month LIBOR remains constant at 1.779% and is run at the pricing prepayment speed to call.
(2) Assumes 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and is run at the pricing prepayment speed to call.
(3) Assumes 1-month LIBOR equals 20.000% and payments are received from the Yield Maintenance Agreement.

✘✘RBS Greenwich Capital   **Banc of America Securities**

Net WAC Rate for the Group II Certificates and Subordinate Certificates

Period	Dist Date	Net WAC Rate[1,2]	Effective Net WAC Rate[2][3]	Period	Dist Date	Net WAC Rate[1,2]	Effective Net WAC Rate[2][3]
1	11/25/2004	4.18	10.00	42	4/25/2008	10.30	10.30
2	12/25/2004	7.11	10.00	43	5/25/2008	10.62	10.62
3	1/25/2005	6.88	10.00	44	6/25/2008	10.26	10.26
4	2/25/2005	6.88	10.00	45	7/25/2008	10.58	10.58
5	3/25/2005	7.62	10.00	46	8/25/2008	10.23	10.23
6	4/25/2005	6.88	10.00	47	9/25/2008	10.24	10.24
7	5/25/2005	7.11	10.00	48	10/25/2008	10.57	10.57
8	6/25/2005	6.88	10.00	49	11/25/2008	10.21	10.21
9	7/25/2005	7.11	10.00	50	12/25/2008	10.54	10.54
10	8/25/2005	6.88	10.00	51	1/25/2009	10.18	10.18
11	9/25/2005	6.79	10.00	52	2/25/2009	10.16	10.16
12	10/25/2005	7.02	10.00	53	3/25/2009	11.25	11.25
13	11/25/2005	6.79	10.00	54	4/25/2009	10.15	10.15
14	12/25/2005	7.02	10.00	55	5/25/2009	10.47	10.47
15	1/25/2006	6.79	10.00	56	6/25/2009	10.12	10.12
16	2/25/2006	6.79	10.00	57	7/25/2009	10.43	10.43
17	3/25/2006	7.52	10.00	58	8/25/2009	10.08	10.08
18	4/25/2006	6.79	10.00	59	9/25/2009	10.06	10.06
19	5/25/2006	7.02	10.00	60	10/25/2009	10.38	10.38
20	6/25/2006	6.79	10.00	61	11/25/2009	10.02	10.02
21	7/25/2006	7.02	10.00	62	12/25/2009	10.34	10.34
22	8/25/2006	6.80	10.00	63	1/25/2010	9.98	9.98
23	9/25/2006	8.60	10.00	64	2/25/2010	9.96	9.96
24	10/25/2006	9.02	10.00	65	3/25/2010	11.01	11.01
25	11/25/2006	8.72	10.00	66	4/25/2010	9.93	9.93
26	12/25/2006	9.00	10.00	67	5/25/2010	10.24	10.24
27	1/25/2007	8.71	10.00	68	6/25/2010	9.89	9.89
28	2/25/2007	8.70	10.00	69	7/25/2010	10.20	10.20
29	3/25/2007	10.28	10.28	70	8/25/2010	9.85	9.85
30	4/25/2007	9.32	10.00	71	9/25/2010	9.83	9.83
31	5/25/2007	9.37	10.00	72	10/25/2010	10.13	10.13
32	6/25/2007	9.06	10.00	73	11/25/2010	9.79	9.79
33	7/25/2007	9.35	10.00	74	12/25/2010	10.09	10.09
34	8/25/2007	9.04	10.00	75	1/25/2011	9.75	9.75
35	9/25/2007	9.68	10.00	76	2/25/2011	9.73	9.73
36	10/25/2007	10.07	10.07	77	3/25/2011	10.75	10.75
37	11/25/2007	9.73	10.00	78	4/25/2011	9.69	9.69
38	12/25/2007	10.04	10.04	79	5/25/2011	9.99	9.99
39	1/25/2008	9.70	10.00	80	6/25/2011	9.65	9.65
40	2/25/2008	9.69	10.00	81	7/25/2011	9.95	9.95
41	3/25/2008	10.97	10.97	82	8/25/2011	9.61	9.61

(4) Assumes 1-month LIBOR remains constant at 1.779% and is run at the pricing prepayment speed to call.

(5) Assumes 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and is run at the pricing prepayment speed to call.

(6) Assumes 1-month LIBOR equals 20.000% and payments are received from the Yield Maintenance Agreement.

✕✕ RBS Greenwich Capital   **Banc of America Securities**

Weighted Average Life Tables

Class A-1 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.59	3.07	2.66	2.29	1.94
MDUR (yr)	3.36	2.89	2.53	2.19	1.87
First Prin Pay	1	1	1	1	1
Last Prin Pay	113	95	81	70	59

Class A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.85	3.28	2.85	2.46	2.08
MDUR (yr)	3.56	3.07	2.68	2.33	1.99
First Prin Pay	1	1	1	1	1
Last Prin Pay	244	209	181	161	137

Class A-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.91	0.83
MDUR (yr)	1.20	1.08	0.98	0.90	0.82
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	17	16

Class A-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.91	0.83
MDUR (yr)	1.20	1.08	0.98	0.90	0.82
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	17	16

✸ RBS Greenwich Capital   **Banc of America Securities**

Weighted Average Life Tables

Class A-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.06	3.46	3.00	2.57	2.14
MDUR (yr)	3.82	3.28	2.86	2.47	2.07
First Prin Pay	24	21	19	17	16
Last Prin Pay	99	83	71	61	52

Class A-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.06	3.46	3.00	2.57	2.14
MDUR (yr)	3.82	3.28	2.86	2.47	2.07
First Prin Pay	24	21	19	17	16
Last Prin Pay	99	83	71	61	52

Class A-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.32	7.83	6.70	5.79	4.90
MDUR (yr)	8.28	7.08	6.13	5.35	4.58
First Prin Pay	99	83	71	61	52
Last Prin Pay	113	95	81	70	59

Class A-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.93	10.05	8.63	7.52	6.40
MDUR (yr)	10.20	8.78	7.67	6.77	5.84
First Prin Pay	99	83	71	61	52
Last Prin Pay	248	213	185	167	143

RBS Greenwich Capital   **Banc of America Securities**

Weighted Average Life Tables

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.42	5.42	4.79	4.42	4.34
MDUR (yr)	5.84	5.00	4.45	4.14	4.08
First Prin Pay	40	38	40	43	47
Last Prin Pay	113	95	81	70	59

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	7.07	5.97	5.26	4.84	4.70
MDUR (yr)	6.32	5.42	4.84	4.49	4.38
First Prin Pay	40	38	40	43	47
Last Prin Pay	205	174	150	133	113

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.42	5.42	4.76	4.34	4.13
MDUR (yr)	5.82	4.98	4.42	4.06	3.88
First Prin Pay	40	37	39	41	44
Last Prin Pay	113	95	81	70	59

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	7.04	5.94	5.22	4.74	4.48
MDUR (yr)	6.29	5.39	4.79	4.39	4.17
First Prin Pay	40	37	39	41	44
Last Prin Pay	195	165	142	125	106

✖ RBS Greenwich Capital   **Banc of America Securities**

Weighted Average Life Tables

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.42	5.42	4.76	4.30	4.03
MDUR (yr)	5.81	4.97	4.41	4.02	3.78
First Prin Pay	40	37	39	40	42
Last Prin Pay	113	95	81	70	59

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	7.02	5.92	5.19	4.69	4.36
MDUR (yr)	6.26	5.37	4.76	4.34	4.06
First Prin Pay	40	37	39	40	42
Last Prin Pay	186	157	135	118	100

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.42	5.42	4.74	4.28	3.97
MDUR (yr)	5.73	4.91	4.35	3.96	3.69
First Prin Pay	40	37	38	40	41
Last Prin Pay	113	95	81	70	59

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	7.00	5.90	5.16	4.65	4.28
MDUR (yr)	6.15	5.28	4.68	4.26	3.96
First Prin Pay	40	37	38	40	41
Last Prin Pay	181	152	131	114	97

※ RBS Greenwich Capital   **Banc of America Securities**

Weighted Average Life Tables

Class M-5 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.42	5.42	4.74	4.25	3.92
MDUR (yr)	5.72	4.91	4.34	3.93	3.65
First Prin Pay	40	37	38	39	40
Last Prin Pay	113	95	81	70	59

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.97	5.87	5.13	4.59	4.22
MDUR (yr)	6.12	5.25	4.65	4.21	3.90
First Prin Pay	40	37	38	39	40
Last Prin Pay	174	146	126	109	93

Class M-6 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.42	5.42	4.74	4.25	3.88
MDUR (yr)	5.67	4.87	4.31	3.90	3.60
First Prin Pay	40	37	38	39	40
Last Prin Pay	113	95	81	70	59

Class M-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.93	5.84	5.10	4.57	4.16
MDUR (yr)	6.03	5.18	4.59	4.16	3.82
First Prin Pay	40	37	38	39	40
Last Prin Pay	166	140	120	104	88

✖✖ RBS Greenwich Capital   **Banc of America Securities**

Weighted Average Life Tables

Class M-7 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.42	5.42	4.73	4.22	3.85
MDUR (yr)	5.58	4.80	4.25	3.84	3.53
First Prin Pay	40	37	37	38	39
Last Prin Pay	113	95	81	70	59

Class M-7 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.88	5.80	5.06	4.50	4.09
MDUR (yr)	5.89	5.07	4.50	4.06	3.73
First Prin Pay	40	37	37	38	39
Last Prin Pay	159	134	114	99	84

Class M-8 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.42	5.42	4.72	4.22	3.84
MDUR (yr)	5.56	4.78	4.23	3.82	3.51
First Prin Pay	40	37	37	38	39
Last Prin Pay	113	95	81	70	59

Class M-8 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.82	5.74	5.00	4.46	4.05
MDUR (yr)	5.83	5.02	4.45	4.01	3.69
First Prin Pay	40	37	37	38	39
Last Prin Pay	150	126	108	93	79

✖✖ RBS Greenwich Capital   **Banc of America Securities**

Weighted Average Life Tables

Class M-9 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.42	5.42	4.72	4.22	3.80
MDUR (yr)	5.22	4.53	4.03	3.66	3.34
First Prin Pay	40	37	37	38	38
Last Prin Pay	113	95	81	70	59

Class M-9 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.74	5.68	4.95	4.41	3.97
MDUR (yr)	5.41	4.70	4.18	3.80	3.47
First Prin Pay	40	37	37	38	38
Last Prin Pay	143	120	103	89	75

✕✕RBS Greenwich Capital   **Banc of America Securities**

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	1.77900	2.05100	3.41	3.41	42	4.42000	4.54600	4.57	3.62
2	1.86400	2.14900	4.91	4.82	43	4.45200	4.58200	4.65	3.74
3	1.98800	2.24300	4.83	4.62	44	4.48400	4.61800	4.56	3.54
4	2.10300	2.33000	4.83	4.51	45	4.51800	4.65500	4.64	3.66
5	2.21600	2.41200	5.05	4.65	46	4.55300	4.69200	4.56	3.45
6	2.30200	2.48900	4.83	4.30	47	4.59100	4.72700	4.56	3.53
7	2.36200	2.56500	4.90	4.33	48	4.63000	4.76100	4.63	3.66
8	2.42500	2.64500	4.82	4.18	49	4.66800	4.79200	4.55	3.44
9	2.50600	2.72800	4.89	4.19	50	4.70200	4.82100	4.62	3.57
10	2.59100	2.81300	4.82	4.01	51	4.73300	4.84600	4.54	3.36
11	2.66900	2.90000	4.71	3.83	52	4.76200	4.86900	4.54	3.32
12	2.75300	2.99100	4.79	3.85	53	4.78900	4.88900	4.77	3.89
13	2.83500	3.08300	4.71	3.65	54	4.81300	4.90700	4.53	3.34
14	2.91900	3.17600	4.78	3.68	55	4.83400	4.92100	4.61	3.49
15	3.01000	3.26900	4.70	3.47	56	4.85300	4.93500	4.52	3.28
16	3.11000	3.35500	4.69	3.37	57	4.86800	4.95300	4.60	3.43
17	3.20900	3.43100	4.91	3.63	58	4.88100	4.97400	4.52	3.23
18	3.29600	3.49700	4.68	3.18	59	4.89000	4.99900	4.51	3.27
19	3.38500	3.55200	4.75	3.21	60	4.89700	5.02900	4.59	3.43
20	3.47100	3.59700	4.67	3.00	61	4.91800	5.06300	4.50	3.22
21	3.51600	3.64000	4.74	3.08	62	4.95600	5.09900	4.58	3.35
22	3.56000	3.68800	4.66	2.91	63	4.99300	5.13400	4.50	3.12
23	3.60300	3.73900	4.88	4.14	64	5.02900	5.16700	4.49	3.08
24	3.61800	3.79300	4.97	4.35	65	5.06400	5.19900	4.72	3.68
25	3.65300	3.85600	4.88	4.17	66	5.09700	5.22900	4.48	3.10
26	3.72500	3.92100	4.95	4.23	67	5.12900	5.25800	4.56	3.23
27	3.79500	3.98400	4.87	4.02	68	5.16000	5.28500	4.48	3.01
28	3.86200	4.04200	4.86	3.94	69	5.18900	5.31000	4.55	3.15
29	3.92600	4.09600	5.08	4.52	70	5.21600	5.33400	4.47	2.93
30	3.98600	4.14500	4.84	4.04	71	5.24200	5.35500	4.46	2.97
31	4.04200	4.18900	4.66	3.87	72	5.26600	5.37500	4.54	3.12
32	4.09300	4.22900	4.58	3.66	73	5.28800	5.39200	4.46	2.91
33	4.14000	4.26400	4.64	3.76	74	5.30800	5.40800	4.53	3.06
34	4.18100	4.29600	4.56	3.56	75	5.32600	5.42100	4.45	2.85
35	4.21600	4.32700	4.56	3.72	76	5.34300	5.43200	4.45	2.82
36	4.24500	4.35600	4.63	3.87	77	5.35700	5.44000	4.68	3.39
37	4.27200	4.38600	4.54	3.68	78	5.36800	5.44600	4.44	2.82
38	4.30200	4.41600	4.62	3.77	79	5.37800	5.45000	4.52	2.97
39	4.33100	4.44700	4.56	3.60	80	5.38500	5.45300	4.44	2.77
40	4.36000	4.47900	4.57	3.57	81	5.39000	5.45700	4.52	2.94
41	4.39000	4.51200	4.73	3.97					

(1) Assumes the pricing prepayment speed to call.
(2) Calculated as (a) interest collections on the Mortgage Loans (net of the Servicing Fee and Trustee Fee), less aggregate interest on the Certificates divided by (b) aggregate principal balance of the Mortgage Loans as of the beginning period.

RBS Greenwich Capital   **Banc of America Securities**

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

BREAKEVEN LOSSES

LOSS COVERAGE

Class	M-1	M-2	M-3	M-4	M-5	M-6
Rating (M/S/F)	Aa1/AA+/AA+	Aa2/AA/AA+	Aa3/AA/AA	A1/AA-/AA-	A2/A+/A+	A3/A+/A
Loss Severity	35%	35%	35%	35%	35%	35%
Default	29.031 CDR	23.528 CDR	20.865 CDR	18.276 CDR	16.028 CDR	14.236 CDR
Collateral Loss	19.85%	17.44%	16.12%	14.73%	13.42%	12.29%
Loss Severity	45%	45%	45%	45%	45%	45%
Default	20.589 CDR	17.047 CDR	15.27 CDR	13.507 CDR	11.945 CDR	10.683 CDR
Collateral Loss	20.55%	18.03%	16.65%	15.19%	13.82%	12.66%
Loss Severity	55%	55%	55%	55%	55%	55%
Default	15.937 CDR	13.35 CDR	12.032 CDR	10.703 CDR	9.514 CDR	8.546 CDR
Collateral Loss	21.00%	18.41%	16.99%	15.49%	14.09%	12.89%

Class	M-7	M-8	M-9
Rating (M/S/F)	Baa1/A/A-	Baa2/A-/BBB+	Baa3/A-/BBB
Loss Severity	35%	35%	35%
Default	12.465 CDR	11.412 CDR	10.234 CDR
Collateral Loss	11.11%	10.37%	9.51%
Loss Severity	45%	45%	45%
Default	9.423 CDR	8.665 CDR	7.822 CDR
Collateral Loss	11.44%	10.67%	9.80%
Loss Severity	55%	55%	55%
Default	7.569 CDR	6.982 CDR	6.329 CDR
Collateral Loss	11.64%	10.87%	9.98%

Assumptions

12 Month Delay
Forward LIBOR
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

RBS Greenwich Capital　　　**Banc of America Securities**

25

Total Mortgage Loan Statistics
As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$750,492,212	$45,277	$1,198,967
Average Scheduled Principal Balance	$173,484		
Number of Mortgage Loans	4,326		
Weighted Average Gross Coupon	7.403%	4.800%	13.950%
Weighted Average FICO Score	609	500	810
Weighted Average Combined Original LTV	77.02%	12.99%	100.00%
Weighted Average Original Term	357 months	120 months	360 months
Weighted Average Stated Remaining Term	354 months	110 months	360 months
Weighted Average Seasoning	2 months	0 months	71 months
Weighted Average Gross Margin	5.848%	3.050%	11.030%
Weighted Average Minimum Interest Rate	7.487%	4.800%	12.450%
Weighted Average Maximum Interest Rate	13.512%	10.800%	18.750%
Weighted Average Initial Rate Cap	2.971%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.007%	1.000%	2.000%
Weighted Average Months to Roll	23 months	1 months	178 months
Maturity Date		Dec 1, 2013	Oct 1, 2034
Maximum Zip Code Concentration	0.41%	02909	
ARM	72.48%		
Fixed Rate	27.52%		
15/15 6 Mo LIBOR ARM	0.01%		
2/13 6 Mo LIBOR ARM	0.11%		
2/28 6 Mo LIBOR ARM	65.09%		
3/12 6 Mo LIBOR ARM	0.01%		
3/27 6 Mo LIBOR ARM	3.60%		
5YR IO 2/28 6 Mo LIBOR ARM	2.88%		
5YR IO 3/27 6 Mo LIBOR ARM	0.46%		
6 Mo LIBOR ARM 30 Yr	0.32%		
Fixed 30/15 Balloon	0.10%		
Fixed Rate 10 Yr	0.05%		
Fixed Rate 15 Yr	1.14%		
Fixed Rate 15 Yr Rate Reduction	0.02%		
Fixed Rate 20 Yr	0.70%		
Fixed Rate 30 Yr	24.81%		
Fixed Rate 30 Yr 5YR IO	0.45%		
Fixed Rate 30 Yr Rate Reduction	0.24%		
Interest Only	3.79%		
Not Interest Only	96.21%		

✕✕RBS Greenwich Capital   **Banc of America Securities**

Prepay Penalty: 0 months	27.50%
Prepay Penalty: 12 months	8.30%
Prepay Penalty: 24 months	46.25%
Prepay Penalty: 30 months	0.18%
Prepay Penalty: 36 months	17.72%
Prepay Penalty: 60 months	0.04%
First Lien	99.16%
Second Lien	0.84%
Full Documentation	64.03%
Lite Documentation	0.65%
No Documentation	0.78%
Stated Income Documentation	34.53%
Cash Out Refinance	62.76%
Purchase	26.10%
Rate/Term Refinance	11.14%
2-4 Units Attached	1.65%
2-4 Units Detached	8.24%
Condo High-Rise Attached	0.15%
Condo Low-Rise Attached	4.56%
Manufactured Housing	1.44%
PUD Attached	0.68%
PUD Detached	6.73%
Single Family Attached	1.55%
Single Family Detached	75.01%
Non-owner	4.50%
Primary	94.08%
Second Home	1.42%
Top 5 States:	
California	22.92%
New York	12.51%
Massachusetts	8.13%
Florida	6.40%
New Jersey	6.12%

※RBS Greenwich Capital   **Banc of America Securities**

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	56	2,790,372.22	0.37%	8.501	327	62.89	585
50,000.01 - 100,000.00	1,164	87,897,575.88	11.71%	8.144	348	77.36	608
100,000.01 - 150,000.00	1,077	134,306,921.65	17.90%	7.642	354	77.33	604
150,000.01 - 200,000.00	760	132,430,443.45	17.65%	7.356	355	76.19	606
200,000.01 - 250,000.00	474	106,151,262.68	14.14%	7.281	355	75.60	605
250,000.01 - 300,000.00	305	83,522,998.79	11.13%	7.255	357	77.10	603
300,000.01 - 350,000.00	176	57,136,200.10	7.61%	7.190	356	77.91	613
350,000.01 - 400,000.00	125	47,335,915.72	6.31%	7.101	356	79.14	624
400,000.01 - 450,000.00	71	29,999,940.40	4.00%	7.075	358	79.99	619
450,000.01 - 500,000.00	48	22,979,276.71	3.06%	6.788	358	79.76	629
500,000.01 - 550,000.00	18	9,440,866.27	1.26%	7.325	356	83.78	630
550,000.01 - 600,000.00	25	14,402,725.02	1.92%	7.052	351	78.11	621
600,000.01 - 650,000.00	4	2,532,438.13	0.34%	7.752	357	76.08	637
650,000.01 - 700,000.00	8	5,411,872.11	0.72%	6.991	358	78.64	609
700,000.01 - 750,000.00	2	1,459,591.93	0.19%	8.017	358	68.21	559
750,000.01 - 800,000.00	1	773,158.16	0.10%	4.900	354	65.00	643
800,000.01 - 850,000.00	2	1,663,538.17	0.22%	6.650	359	68.96	618
850,000.01 - 900,000.00	2	1,761,852.17	0.23%	7.139	359	75.00	614
900,000.01 - 950,000.00	1	915,859.64	0.12%	7.800	359	67.64	580
950,000.01 - 1,000,000.00	3	2,911,676.69	0.39%	6.393	358	56.87	653
1,000,000.01+	4	4,667,725.76	0.62%	6.162	357	64.76	631
Total	4,326	750,492,211.65	100.00%	7.403	354	77.02	609

28

⚒ RBS Greenwich Capital   **Banc of America Securities**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	5	1,626,031.30	0.22%	4.918	354	67.71	660
5.000 - 5.499	50	11,722,596.10	1.56%	5.290	357	69.35	637
5.500 - 5.999	205	47,785,992.31	6.37%	5.819	354	73.85	659
6.000 - 6.499	493	99,807,837.36	13.30%	6.264	355	74.01	650
6.500 - 6.999	797	163,468,923.85	21.78%	6.761	355	76.16	623
7.000 - 7.499	584	100,908,373.77	13.45%	7.239	354	77.89	612
7.500 - 7.999	764	131,530,726.94	17.53%	7.741	355	79.57	594
8.000 - 8.499	430	63,112,014.71	8.41%	8.234	356	79.68	581
8.500 - 8.999	448	62,572,056.99	8.34%	8.724	353	78.89	571
9.000 - 9.499	189	26,467,867.59	3.53%	9.215	352	78.63	560
9.500 - 9.999	202	25,803,242.40	3.44%	9.714	352	75.79	564
10.000 -10.499	58	5,868,726.54	0.78%	10.194	354	77.53	558
10.500 -10.999	56	5,901,455.64	0.79%	10.709	353	72.98	543
11.000 -11.499	14	1,419,725.50	0.19%	11.281	348	75.88	550
11.500 -11.999	20	1,629,203.18	0.22%	11.681	338	82.19	580
12.000 -12.499	8	689,364.39	0.09%	12.240	357	72.05	536
12.500 -12.999	2	125,176.01	0.02%	12.740	355	60.00	523
13.500 -13.999	1	52,897.07	0.01%	13.950	170	100.00	616
Total	4,326	750,492,211.65	100.00%	7.403	354	77.02	609

RBS Greenwich Capital　　　　**Banc of America Securities**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	361	62,999,226.88	8.39%	8.433	356	72.68	513
525-549	483	81,636,230.20	10.88%	8.132	356	72.62	538
550-574	555	91,350,175.69	12.17%	7.810	355	74.58	562
575-599	699	114,180,988.00	15.21%	7.554	356	77.17	588
600-624	607	111,544,905.67	14.86%	7.161	356	78.41	613
625-649	583	103,814,523.09	13.83%	6.956	354	78.75	637
650-674	418	72,377,586.42	9.64%	6.821	351	78.44	661
675-699	310	55,394,037.78	7.38%	6.793	351	81.07	685
700+	276	52,997,073.65	7.06%	6.755	353	80.73	748
None	34	4,197,464.27	0.56%	8.581	357	73.10	0
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	232	32,635,585.60	4.35%	7.023	343	39.92	620
50.00- 54.99	121	20,847,938.95	2.78%	7.133	348	52.29	599
55.00- 59.99	129	22,311,283.58	2.97%	7.185	353	57.39	595
60.00- 64.99	224	40,869,146.92	5.45%	7.312	350	62.57	586
65.00- 69.99	305	58,793,429.93	7.83%	7.412	355	67.11	590
70.00- 74.99	368	66,102,737.95	8.81%	7.396	355	71.73	586
75.00- 79.99	494	95,210,871.24	12.69%	7.435	355	76.56	593
80.00	1,118	183,558,679.48	24.46%	7.330	356	80.00	615
80.01- 84.99	85	15,904,224.02	2.12%	7.248	356	83.16	626
85.00- 89.99	302	54,945,119.52	7.32%	7.442	356	85.73	612
90.00- 94.99	391	71,168,067.00	9.48%	7.594	356	90.64	621
95.00- 99.99	460	78,337,048.75	10.44%	7.588	357	95.11	637
100.00	97	9,808,078.71	1.31%	8.342	354	100.00	688
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	4	345,950.84	0.05%	7.783	119	69.25	623
180	94	10,374,053.74	1.38%	7.575	173	66.59	631
240	48	5,275,395.49	0.70%	7.491	238	66.87	624
360	4,180	734,496,811.58	97.87%	7.400	358	77.25	609
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

\#\#RBS Greenwich Capital   **Banc of America Securities**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	6	1,050,704.11	0.14%	8.860	113	71.42	663
121-180	92	9,669,300.47	1.29%	7.443	178	66.16	627
181-240	48	5,275,395.49	0.70%	7.491	238	66.87	624
241-300	6	1,534,564.48	0.20%	8.298	290	79.14	662
301-360	4,174	732,962,247.10	97.66%	7.398	358	77.24	609
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	164	22,787,244.27	3.04%	7.797	352	73.08	603
20.01 -25.00	234	32,435,854.21	4.32%	7.366	351	74.84	611
25.01 -30.00	367	52,405,602.60	6.98%	7.568	352	75.92	601
30.01 -35.00	522	84,004,969.08	11.19%	7.452	353	76.77	612
35.01 -40.00	770	129,469,004.20	17.25%	7.434	354	77.47	610
40.01 -45.00	1,025	182,621,444.85	24.33%	7.406	355	79.80	617
45.01 -50.00	830	159,610,650.51	21.27%	7.272	356	77.05	605
50.01 -55.00	289	61,602,248.18	8.21%	7.427	355	73.23	591
55.01 -60.00	52	11,930,425.22	1.59%	7.074	352	69.86	599
60.01+	12	1,987,654.95	0.26%	7.385	358	69.18	599
None	61	11,637,113.58	1.55%	7.261	355	77.61	667
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,051	543,949,943.28	72.48%	7.492	358	78.61	597
Fixed Rate	1,275	206,542,268.37	27.52%	7.170	346	72.85	641
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

✷RBS Greenwich Capital   **Banc of America Securities**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15/15 6 Mo LIBOR ARM	1	56,792.54	0.01%	9.500	358	53.77	562
2/13 6 Mo LIBOR ARM	9	808,524.13	0.11%	7.735	178	72.80	623
2/28 6 Mo LIBOR ARM	2,791	488,481,998.67	65.09%	7.542	358	78.52	594
3/12 6 Mo LIBOR ARM	1	49,870.82	0.01%	9.250	179	55.56	507
3/27 6 Mo LIBOR ARM	152	27,052,219.61	3.60%	7.271	358	76.85	607
5YR IO 2/28 6 Mo LIBOR ARM	81	21,635,164.64	2.88%	6.792	358	83.74	638
5YR IO 3/27 6 Mo LIBOR ARM	10	3,433,950.00	0.46%	6.293	357	80.56	640
6 Mo LIBOR ARM 30 Yr	6	2,431,422.87	0.32%	7.576	358	71.07	622
Fixed 30/15 Balloon	3	757,650.34	0.10%	9.707	114	74.40	678
Fixed Rate 10 Yr	4	345,950.84	0.05%	7.783	119	69.25	623
Fixed Rate 15 Yr	78	8,573,462.06	1.14%	7.342	178	65.69	629
Fixed Rate 15 Yr Rate Reduction	3	184,546.39	0.02%	8.502	179	52.17	581
Fixed Rate 20 Yr	48	5,275,395.49	0.70%	7.491	238	66.87	624
Fixed Rate 30 Yr	1,117	186,233,184.41	24.81%	7.137	358	73.58	642
Fixed Rate 30 Yr 5YR IO	9	3,407,700.00	0.45%	6.314	358	63.53	699
Fixed Rate 30 Yr Rate Reduction	13	1,764,378.84	0.24%	9.246	358	69.20	545
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	100	28,476,814.64	3.79%	6.675	358	80.94	646
Not Interest Only	4,226	722,015,397.01	96.21%	7.432	354	76.87	608
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,212	206,371,219.72	27.50%	7.568	353	78.26	609
Prepay Penalty: 12 months	286	62,291,239.69	8.30%	7.035	353	72.36	639
Prepay Penalty: 24 months	1,992	347,125,301.20	46.25%	7.491	358	78.60	594
Prepay Penalty: 30 months	5	1,380,988.77	0.18%	8.046	358	80.96	586
Prepay Penalty: 36 months	830	133,001,157.13	17.72%	7.080	349	73.18	636
Prepay Penalty: 60 months	1	322,305.14	0.04%	8.900	110	63.55	689
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

✖✖ RBS Greenwich Capital   **Banc of America Securities**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,238	744,161,012.05	99.16%	7.381	355	76.92	609
Second Lien	88	6,331,199.60	0.84%	10.004	339	89.49	644
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	2,987	480,573,704.69	64.03%	7.387	354	78.24	605
Lite Documentation	29	4,885,071.45	0.65%	7.719	358	71.43	594
No Documentation	30	5,882,661.44	0.78%	7.156	358	76.70	720
Stated Income Documentation	1,280	259,150,774.07	34.53%	7.434	354	74.88	615
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,640	470,978,830.54	62.76%	7.340	353	74.20	599
Purchase	1,194	195,879,400.59	26.10%	7.471	357	83.83	638
Rate/Term Refinance	492	83,633,980.52	11.14%	7.601	353	77.01	599
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	44	12,387,193.04	1.65%	7.085	358	78.12	635
2-4 Units Detached	260	61,818,668.38	8.24%	7.190	353	76.61	629
Condo High-Rise Attached	7	1,114,712.50	0.15%	7.859	359	79.88	619
Condo Low-Rise Attached	209	34,194,849.45	4.56%	7.397	357	77.32	616
Manufactured Housing	106	10,791,661.49	1.44%	7.501	346	77.79	647
PUD Attached	31	5,111,132.61	0.68%	7.719	358	79.66	603
PUD Detached	251	50,473,572.59	6.73%	7.547	355	78.23	603
Single Family Attached	82	11,643,798.12	1.55%	7.365	347	78.87	632
Single Family Detached	3,336	562,956,623.47	75.01%	7.416	355	76.84	605
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

✕✕RBS Greenwich Capital   **Banc of America Securities**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	233	33,743,619.83	4.50%	7.788	355	76.72	641
Primary	4,034	706,072,040.00	94.08%	7.384	354	76.99	607
Second Home	59	10,676,551.82	1.42%	7.440	354	80.19	625
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	38	4,194,537.40	0.56%	7.910	344	83.83	604
Alaska	3	508,329.60	0.07%	7.783	287	93.89	690
Arizona	83	11,303,884.12	1.51%	7.278	354	84.16	620
Arkansas	8	864,986.56	0.12%	7.852	359	84.88	608
California	691	172,018,363.43	22.92%	7.286	356	73.24	598
Colorado	78	13,389,136.64	1.78%	7.210	358	83.67	614
Connecticut	83	14,580,238.28	1.94%	7.281	357	78.23	616
Delaware	9	1,556,708.68	0.21%	7.802	358	82.73	572
Florida	339	48,037,636.15	6.40%	7.625	354	78.29	607
Georgia	130	18,325,834.87	2.44%	7.890	349	84.82	612
Hawaii	18	5,461,802.78	0.73%	6.315	358	68.15	637
Idaho	18	2,150,666.18	0.29%	7.215	358	83.38	650
Illinois	163	23,892,567.58	3.18%	7.852	356	80.51	605
Indiana	69	7,492,526.64	1.00%	7.716	357	85.15	613
Iowa	16	1,610,853.86	0.21%	7.790	358	85.42	613
Kansas	18	1,633,007.62	0.22%	8.128	358	83.77	604
Kentucky	34	3,792,612.75	0.51%	7.884	352	83.67	588
Louisiana	31	3,697,993.80	0.49%	7.172	339	79.28	624
Maine	51	7,131,049.23	0.95%	7.331	354	79.06	627
Maryland	74	13,217,939.23	1.76%	7.918	357	76.67	583
Massachusetts	281	61,051,981.12	8.13%	6.929	356	74.11	618
Michigan	127	15,507,611.35	2.07%	8.106	357	83.33	609
Minnesota	44	6,480,225.62	0.86%	7.532	358	78.03	608
Mississippi	13	1,242,010.61	0.17%	7.208	357	89.66	607
Missouri	60	6,347,318.64	0.85%	7.892	358	81.77	605
Montana	7	866,572.03	0.12%	7.306	359	69.19	604
Nebraska	8	657,005.70	0.09%	7.932	358	81.13	620
Nevada	37	6,768,604.43	0.90%	7.140	358	74.52	606
New Hampshire	43	7,293,552.43	0.97%	7.050	357	76.35	621
New Jersey	217	45,928,436.11	6.12%	7.373	353	76.40	609
New York	386	93,912,355.01	12.51%	7.056	355	74.30	627
North Carolina	96	11,270,450.34	1.50%	7.982	351	81.71	613

Continued on next page.

※RBS Greenwich Capital　　　　**Banc of America Securities**

State (cont.)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
North Dakota	2	307,789.08	0.04%	7.289	355	80.37	590
Ohio	110	10,352,185.17	1.38%	8.284	349	83.15	613
Oklahoma	17	1,883,235.31	0.25%	7.380	351	82.72	617
Oregon	29	5,092,567.06	0.68%	7.633	340	81.53	620
Pennsylvania	136	16,094,990.00	2.14%	7.362	348	78.70	611
Rhode Island	99	17,089,790.85	2.28%	7.182	352	74.13	613
South Carolina	31	3,536,431.45	0.47%	7.899	356	82.71	600
South Dakota	3	445,960.73	0.06%	7.558	358	86.11	585
Tennessee	66	7,059,078.27	0.94%	7.907	347	83.53	613
Texas	265	31,578,967.11	4.21%	7.904	349	78.43	595
Utah	12	1,596,731.01	0.21%	7.071	358	85.60	612
Vermont	20	2,828,869.75	0.38%	7.862	348	81.13	597
Virginia	151	23,994,330.72	3.20%	7.607	356	78.23	597
Washington	46	7,905,023.75	1.05%	7.364	356	80.88	611
Wisconsin	55	7,013,217.62	0.93%	7.683	356	80.77	625
Wyoming	11	1,526,244.98	0.20%	6.636	352	87.02	647
Total	**4,326**	**750,492,211.65**	**100.00%**	**7.403**	**354**	**77.02**	**609**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000 - 3.499	18	4,700,308.60	0.86%	5.425	356	72.67	653
3.500 - 3.999	53	11,995,950.23	2.21%	5.743	358	72.14	645
4.000 - 4.499	186	39,069,812.43	7.18%	6.188	358	74.38	633
4.500 - 4.999	330	70,399,303.33	12.94%	6.630	357	76.86	626
5.000 - 5.499	468	92,233,789.54	16.96%	7.007	357	78.60	612
5.500 - 5.999	533	97,232,455.08	17.88%	7.409	358	80.14	603
6.000 - 6.499	457	74,798,194.85	13.75%	7.766	358	81.63	587
6.500 - 6.999	440	72,771,972.56	13.38%	8.261	358	79.23	564
7.000 - 7.499	245	37,669,000.99	6.93%	8.544	358	79.26	566
7.500 - 7.999	131	17,737,612.96	3.26%	8.943	357	78.70	556
8.000 - 8.499	129	17,987,435.15	3.31%	9.526	358	76.74	554
8.500 - 8.999	37	4,312,557.30	0.79%	9.467	357	76.95	541
9.000 - 9.499	14	1,926,346.94	0.35%	9.821	356	75.10	548
9.500 - 9.999	8	865,294.13	0.16%	10.252	357	77.96	540
10.000 -10.499	1	51,952.37	0.01%	11.750	357	80.00	594
11.000 -11.499	1	197,956.82	0.04%	11.940	355	65.00	512
Total	**3,051**	**543,949,943.28**	**100.00%**	**7.492**	**358**	**78.61**	**597**

RBS Greenwich Capital   **Banc of America Securities**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	5	1,626,031.30	0.30%	4.918	354	67.71	660
5.000 - 5.499	48	11,516,254.86	2.12%	5.291	358	69.18	636
5.500 - 5.999	160	36,075,763.87	6.63%	5.876	358	76.34	638
6.000 - 6.499	250	50,598,756.13	9.30%	6.256	358	78.14	631
6.500 - 6.999	507	106,798,961.19	19.63%	6.782	358	78.60	612
7.000 - 7.499	417	74,862,135.09	13.76%	7.237	358	79.59	604
7.500 - 7.999	579	104,593,178.29	19.23%	7.745	358	80.35	588
8.000 - 8.499	350	53,480,407.38	9.83%	8.232	358	80.18	579
8.500 - 8.999	341	50,350,688.50	9.26%	8.706	357	79.24	565
9.000 - 9.499	154	22,804,513.50	4.19%	9.206	356	79.36	560
9.500 - 9.999	151	21,022,205.46	3.86%	9.712	358	74.81	556
10.000 -10.499	39	4,483,034.00	0.82%	10.181	357	74.06	539
10.500 -10.999	37	4,182,470.82	0.77%	10.723	358	69.38	534
11.000 -11.499	4	660,083.98	0.12%	11.307	354	70.23	523
11.500 -11.999	5	478,401.75	0.09%	11.720	356	66.93	537
12.000 -12.499	4	417,057.16	0.08%	12.283	357	64.15	517
Total	**3,051**	**543,949,943.28**	**100.00%**	**7.492**	**358**	**78.61**	**597**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	5	1,626,031.30	0.30%	4.918	354	67.71	660
11.000 -11.499	48	11,516,254.86	2.12%	5.291	358	69.18	636
11.500 -11.999	151	33,351,497.99	6.13%	5.818	358	76.72	637
12.000 -12.499	248	50,284,838.27	9.24%	6.253	358	77.95	631
12.500 -12.999	498	104,412,444.71	19.20%	6.754	358	78.46	614
13.000 -13.499	418	75,153,245.69	13.82%	7.227	358	79.62	605
13.500 -13.999	585	106,846,787.22	19.64%	7.712	358	80.35	588
14.000 -14.499	351	53,894,270.83	9.91%	8.219	358	80.17	579
14.500 -14.999	343	50,626,984.58	9.31%	8.686	357	79.42	566
15.000 -15.499	158	23,630,153.75	4.34%	9.191	356	78.92	559
15.500 -15.999	152	21,638,982.17	3.98%	9.669	358	75.20	557
16.000 -16.499	39	4,619,608.14	0.85%	10.138	357	73.31	538
16.500 -16.999	40	4,564,616.45	0.84%	10.654	357	69.63	534
17.000 -17.499	5	734,089.96	0.13%	11.201	355	72.72	527
17.500 -17.999	4	426,449.38	0.08%	11.716	356	65.34	530
18.000 -18.499	5	571,735.61	0.11%	12.003	356	63.57	524
18.500 -18.999	1	51,952.37	0.01%	11.750	357	80.00	594
Total	**3,051**	**543,949,943.28**	**100.00%**	**7.492**	**358**	**78.61**	**597**

RBS Greenwich Capital   **Banc of America Securities**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	15	4,051,226.76	0.74%	7.674	357	71.12	599
2.000	30	7,525,580.05	1.38%	7.047	356	78.09	599
3.000	3,006	532,373,136.47	97.87%	7.497	358	78.67	597
Total	**3,051**	**543,949,943.28**	**100.00%**	**7.492**	**358**	**78.61**	**597**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	3,024	538,582,388.75	99.01%	7.492	358	78.60	597
1.500	13	2,708,528.26	0.50%	7.646	356	80.16	597
2.000	14	2,659,026.27	0.49%	7.302	358	79.56	583
Total	**3,051**	**543,949,943.28**	**100.00%**	**7.492**	**358**	**78.61**	**597**

✖✖RBS Greenwich Capital   **Banc of America Securities**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11/01/04	2	467,424.36	0.09%	8.684	289	82.54	688
12/01/04	1	159,579.36	0.03%	10.750	350	60.49	522
01/01/05	2	487,264.93	0.09%	8.949	291	80.00	649
02/01/05	1	79,732.07	0.01%	10.200	358	60.00	533
03/01/05	4	2,192,111.44	0.40%	7.250	359	72.24	632
09/01/05	1	263,035.83	0.05%	6.950	347	95.00	626
10/01/05	3	631,669.25	0.12%	7.359	348	94.04	619
11/01/05	3	628,686.48	0.12%	7.611	349	79.53	587
12/01/05	1	131,049.53	0.02%	7.600	350	57.52	537
01/01/06	3	542,439.39	0.10%	6.631	351	82.07	600
01/02/06	1	80,198.94	0.01%	6.900	352	85.00	655
01/14/06	1	133,986.70	0.02%	8.500	352	90.00	537
02/01/06	12	2,537,040.60	0.47%	7.957	352	77.10	555
03/01/06	55	10,202,456.51	1.88%	7.764	353	77.11	569
03/15/06	1	76,111.63	0.01%	7.250	354	95.00	625
04/01/06	126	22,056,297.17	4.05%	7.394	353	74.81	586
05/01/06	117	19,351,073.45	3.56%	7.418	355	80.69	585
05/07/06	1	200,863.65	0.04%	6.490	356	90.00	759
05/11/06	1	199,150.26	0.04%	7.490	356	83.23	605
05/12/06	1	81,474.82	0.01%	7.990	356	95.00	635
05/18/06	1	56,606.52	0.01%	6.850	356	80.00	614
05/19/06	1	84,745.31	0.02%	7.500	356	85.00	569
06/01/06	31	7,617,680.47	1.40%	7.474	356	84.45	602
06/02/06	1	146,716.85	0.03%	8.250	357	82.82	597
06/03/06	1	123,200.44	0.02%	7.100	357	95.00	601
06/04/06	1	78,784.60	0.01%	6.500	357	100.00	699
06/07/06	1	67,380.20	0.01%	8.650	357	90.00	581
06/08/06	1	73,921.16	0.01%	7.125	357	95.00	616
07/01/06	122	24,555,791.37	4.51%	7.613	357	76.17	619
08/01/06	721	120,833,328.63	22.21%	7.813	358	78.39	601
09/01/06	1,586	285,952,185.39	52.57%	7.378	359	79.02	595
10/01/06	84	13,658,990.11	2.51%	7.398	357	80.34	592
01/01/07	2	316,043.32	0.06%	8.058	351	78.58	518
03/01/07	4	395,460.73	0.07%	8.628	353	72.98	549
04/01/07	8	1,483,748.85	0.27%	6.969	354	75.74	598
04/19/07	1	53,850.25	0.01%	9.000	355	90.00	591
05/01/07	11	2,605,781.51	0.48%	7.068	355	75.20	567
05/10/07	1	195,499.93	0.04%	9.400	356	80.00	526
06/01/07	3	600,661.50	0.11%	7.154	356	77.89	595
07/01/07	10	1,814,624.72	0.33%	7.434	357	74.28	605
08/01/07	32	4,774,556.25	0.88%	7.557	358	78.44	629
09/01/07	85	16,771,696.26	3.08%	7.036	358	77.03	614
10/01/07	5	1,130,250.00	0.21%	6.724	360	81.09	637
08/01/19	1	56,792.54	0.01%	9.500	358	53.77	562
Total	3,051	543,949,943.28	100.00%	7.492	358	78.61	597

38

✖✖ RBS Greenwich Capital   **Banc of America Securities**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	437	80,188,873.08	10.68%	7.673	353	75.13	562
AA	1,092	202,655,534.53	27.00%	7.130	353	75.92	615
AA+	1,697	288,004,582.25	38.38%	7.106	355	80.29	635
B	393	67,157,567.09	8.95%	8.100	355	72.65	555
C	194	32,013,026.53	4.27%	8.502	356	70.23	552
CC	131	19,648,259.23	2.62%	9.603	357	64.05	545
NG	382	60,824,368.94	8.10%	7.308	355	80.33	638
Total	4,326	750,492,211.65	100.00%	7.403	354	77.02	609

RBS Greenwich Capital   Banc of America Securities

Group I Mortgage Loan Statistics
As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$368,341,577	$49,495	$599,408
Average Scheduled Principal Balance	$154,441		
Number of Mortgage Loans	2,385		
Weighted Average Gross Coupon	7.405%	4.800%	12.350%
Weighted Average FICO Score	609	500	810
Weighted Average Combined Original LTV	77.14%	12.99%	100.00%
Weighted Average Original Term	357 months	120 months	360 months
Weighted Average Stated Remaining Term	355 months	118 months	360 months
Weighted Average Seasoning	2 months	0 months	71 months
Weighted Average Gross Margin	5.807%	3.100%	8.000%
Weighted Average Minimum Interest Rate	7.469%	4.800%	12.290%
Weighted Average Maximum Interest Rate	13.483%	10.800%	18.290%
Weighted Average Initial Rate Cap	2.983%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.009%	1.000%	2.000%
Weighted Average Months to Roll	23 months	1 months	178 months
Maturity Date		Aug 1, 2014	Oct 1, 2034
Maximum Zip Code Concentration	0.56%	11236	
ARM	75.01%		
Fixed Rate	24.99%		
15/15 6 Mo LIBOR ARM	0.02%		
2/13 6 Mo LIBOR ARM	0.12%		
2/28 6 Mo LIBOR ARM	69.66%		
3/27 6 Mo LIBOR ARM	4.16%		
5YR IO 2/28 6 Mo LIBOR ARM	0.87%		
5YR IO 3/27 6 Mo LIBOR ARM	0.15%		
6 Mo LIBOR ARM 30 Yr	0.04%		
Fixed Rate 10 Yr	0.07%		
Fixed Rate 15 Yr	1.03%		
Fixed Rate 15 Yr Rate Reduction	0.04%		
Fixed Rate 20 Yr	0.78%		
Fixed Rate 30 Yr	22.72%		
Fixed Rate 30 Yr 5YR IO	0.05%		
Fixed Rate 30 Yr Rate Reduction	0.30%		
Interest Only	1.07%		
Not Interest Only	98.93%		

RBS Greenwich Capital   **Banc of America Securities**

Prepay Penalty: 0 months	28.19%
Prepay Penalty: 12 months	8.05%
Prepay Penalty: 24 months	47.29%
Prepay Penalty: 30 months	0.21%
Prepay Penalty: 36 months	16.26%
First Lien	99.68%
Second Lien	0.32%
Full Documentation	64.37%
Lite Documentation	0.76%
No Documentation	0.74%
Stated Income Documentation	34.14%
Cash Out Refinance	62.87%
Purchase	27.04%
Rate/Term Refinance	10.09%
2-4 Units Attached	1.70%
2-4 Units Detached	8.39%
Condo High-Rise Attached	0.15%
Condo Low-Rise Attached	4.91%
Manufactured Housing	1.43%
PUD Attached	0.82%
PUD Detached	5.43%
Single Family Attached	1.48%
Single Family Detached	75.68%
Non-owner	4.86%
Primary	93.64%
Second Home	1.50%
Top 5 States:	
California	17.86%
New York	11.93%
Massachusetts	8.41%
Florida	7.01%
New Jersey	5.98%

✂ RBS Greenwich Capital   **Banc of America Securities**

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	32	1,596,982.92	0.43%	8.230	346	64.50	590
50,000.01 - 100,000.00	639	47,986,970.16	13.03%	7.931	350	76.52	609
100,000.01 - 150,000.00	651	81,442,584.25	22.11%	7.620	354	77.35	606
150,000.01 - 200,000.00	478	83,111,928.24	22.56%	7.318	355	76.27	607
200,000.01 - 250,000.00	288	64,640,395.17	17.55%	7.232	355	76.94	611
250,000.01 - 300,000.00	182	49,803,268.40	13.52%	7.158	357	77.63	603
300,000.01 - 350,000.00	82	26,159,793.25	7.10%	7.173	358	77.44	611
350,000.01 - 400,000.00	17	6,443,359.40	1.75%	6.680	358	83.71	649
400,000.01 - 450,000.00	10	4,173,779.73	1.13%	7.058	358	85.23	614
450,000.01 - 500,000.00	5	2,383,107.51	0.65%	7.268	358	81.00	650
550,000.01 - 600,000.00	1	599,408.39	0.16%	6.050	359	80.00	606
Total	2,385	368,341,577.42	100.00%	7.405	355	77.14	609

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	3	542,766.72	0.15%	4.902	355	64.56	681
5.000 - 5.499	26	5,135,088.89	1.39%	5.299	358	72.23	648
5.500 - 5.999	119	22,636,154.72	6.15%	5.824	356	76.26	646
6.000 - 6.499	266	45,758,768.37	12.42%	6.265	353	73.85	649
6.500 - 6.999	447	79,513,073.43	21.59%	6.766	355	75.77	627
7.000 - 7.499	347	54,192,668.74	14.71%	7.241	355	78.34	611
7.500 - 7.999	416	63,998,985.33	17.37%	7.747	354	78.96	594
8.000 - 8.499	266	34,964,873.70	9.49%	8.222	357	80.26	587
8.500 - 8.999	239	31,717,290.74	8.61%	8.724	356	78.26	569
9.000 - 9.499	106	12,778,518.36	3.47%	9.185	350	79.12	562
9.500 - 9.999	95	11,373,895.94	3.09%	9.719	357	75.21	552
10.000 -10.499	21	2,234,747.63	0.61%	10.151	358	78.70	552
10.500 -10.999	21	2,447,904.19	0.66%	10.712	358	70.47	539
11.000 -11.499	8	677,691.85	0.18%	11.274	341	74.94	547
11.500 -11.999	3	229,572.27	0.06%	11.878	358	72.27	509
12.000 -12.499	2	139,576.54	0.04%	12.321	355	65.00	542
Total	2,385	368,341,577.42	100.00%	7.405	355	77.14	609

RBS Greenwich Capital   **Banc of America Securities**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	181	29,700,932.16	8.06%	8.424	356	71.76	513
525-549	244	38,603,275.88	10.48%	8.055	357	72.25	538
550-574	315	45,755,574.85	12.42%	7.903	356	74.58	562
575-599	395	57,879,658.08	15.71%	7.503	356	77.17	588
600-624	353	54,937,809.67	14.91%	7.195	356	78.03	613
625-649	331	53,504,238.65	14.53%	6.990	353	79.72	637
650-674	238	36,579,748.20	9.93%	6.844	352	78.09	661
675-699	165	25,323,632.43	6.88%	6.821	354	82.20	686
700+	147	24,050,211.67	6.53%	6.697	351	82.50	746
None	16	2,006,495.83	0.54%	8.545	358	70.12	0
Total	**2,385**	**368,341,577.42**	**100.00%**	**7.405**	**355**	**77.14**	**609**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	137	17,610,788.17	4.78%	7.079	340	41.37	604
50.00- 54.99	62	9,375,393.94	2.55%	7.112	349	52.31	595
55.00- 59.99	67	10,782,836.27	2.93%	7.118	356	57.06	594
60.00- 64.99	118	18,217,336.48	4.95%	7.394	352	62.52	587
65.00- 69.99	160	27,736,003.38	7.53%	7.367	355	67.14	586
70.00- 74.99	199	31,468,313.91	8.54%	7.474	353	71.71	585
75.00- 79.99	279	45,050,434.20	12.23%	7.582	356	76.70	588
80.00	657	97,065,308.04	26.35%	7.311	357	80.00	617
80.01- 84.99	43	7,538,951.85	2.05%	6.987	357	83.14	635
85.00- 89.99	161	26,141,776.58	7.10%	7.434	356	85.76	610
90.00- 94.99	210	32,835,644.25	8.91%	7.628	355	90.71	627
95.00- 99.99	249	39,764,047.63	10.80%	7.573	357	95.03	632
100.00	43	4,754,742.72	1.29%	7.467	357	100.00	698
Total	**2,385**	**368,341,577.42**	**100.00%**	**7.405**	**355**	**77.14**	**609**

✕✕RBS Greenwich Capital   **Banc of America Securities**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	3	246,546.28	0.07%	8.320	119	68.38	611
180	44	4,379,113.04	1.19%	7.325	178	65.95	638
240	22	2,869,095.46	0.78%	7.058	238	60.74	627
360	2,316	360,846,822.64	97.97%	7.408	358	77.41	608
Total	2,385	368,341,577.42	100.00%	7.405	355	77.14	609

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	3	246,546.28	0.07%	8.320	119	68.38	611
121-180	44	4,379,113.04	1.19%	7.325	178	65.95	638
181-240	22	2,869,095.46	0.78%	7.058	238	60.74	627
241-300	4	971,583.97	0.26%	8.441	290	77.87	663
301-360	2,312	359,875,238.67	97.70%	7.406	358	77.41	608
Total	2,385	368,341,577.42	100.00%	7.405	355	77.14	609

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	91	11,456,348.50	3.11%	7.857	355	74.42	595
20.01 -25.00	139	18,475,917.22	5.02%	7.349	357	75.89	609
25.01 -30.00	221	29,683,923.50	8.06%	7.495	352	75.44	601
30.01 -35.00	283	41,825,916.43	11.36%	7.462	353	78.36	612
35.01 -40.00	430	65,857,148.71	17.88%	7.431	353	77.11	609
40.01 -45.00	559	90,468,863.97	24.56%	7.340	356	79.51	617
45.01 -50.00	456	74,626,052.39	20.26%	7.343	356	76.96	604
50.01 -55.00	151	27,094,663.04	7.36%	7.410	356	72.79	593
55.01 -60.00	19	3,724,059.88	1.01%	7.640	348	69.50	595
None	36	5,128,683.78	1.39%	7.131	354	77.48	659
Total	2,385	368,341,577.42	100.00%	7.405	355	77.14	609

RBS Greenwich Capital   **Banc of America Securities**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,753	276,296,090.95	75.01%	7.471	358	78.70	599
Fixed Rate	632	92,045,486.47	24.99%	7.209	346	72.48	637
Total	**2,385**	**368,341,577.42**	**100.00%**	**7.405**	**355**	**77.14**	**609**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15/15 6 Mo LIBOR ARM	1	56,792.54	0.02%	9.500	358	53.77	562
2/13 6 Mo LIBOR ARM	5	450,501.19	0.12%	7.442	179	80.07	611
2/28 6 Mo LIBOR ARM	1,637	256,586,431.61	69.66%	7.510	358	78.72	597
3/27 6 Mo LIBOR ARM	90	15,319,588.74	4.16%	7.067	358	77.30	616
5YR IO 2/28 6 Mo LIBOR ARM	17	3,203,699.13	0.87%	6.382	358	84.47	656
5YR IO 3/27 6 Mo LIBOR ARM	2	547,850.00	0.15%	6.494	358	76.23	655
6 Mo LIBOR ARM 30 Yr	1	131,227.74	0.04%	6.990	353	80.00	603
Fixed Rate 10 Yr	3	246,546.28	0.07%	8.320	119	68.38	611
Fixed Rate 15 Yr	37	3,799,197.95	1.03%	7.268	177	64.77	643
Fixed Rate 15 Yr Rate Reduction	2	129,413.90	0.04%	8.610	179	51.40	587
Fixed Rate 20 Yr	22	2,869,095.46	0.78%	7.058	238	60.74	627
Fixed Rate 30 Yr	559	83,691,152.19	22.72%	7.183	358	73.28	638
Fixed Rate 30 Yr 5YR IO	1	195,700.00	0.05%	6.650	359	95.00	739
Fixed Rate 30 Yr Rate Reduction	8	1,114,380.69	0.30%	9.017	358	68.08	555
Total	**2,385**	**368,341,577.42**	**100.00%**	**7.405**	**355**	**77.14**	**609**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	20	3,947,249.13	1.07%	6.411	358	83.85	660
Not Interest Only	2,365	364,394,328.29	98.93%	7.416	355	77.07	608
Total	**2,385**	**368,341,577.42**	**100.00%**	**7.405**	**355**	**77.14**	**609**

≋RBS Greenwich Capital   **Banc of America Securities**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	670	103,853,374.01	28.19%	7.519	354	78.06	608
Prepay Penalty: 12 months	151	29,634,697.76	8.05%	6.994	353	72.22	633
Prepay Penalty: 24 months	1,142	174,171,488.96	47.29%	7.499	358	78.73	596
Prepay Penalty: 30 months	3	790,003.71	0.21%	8.535	358	80.00	573
Prepay Penalty: 36 months	419	59,892,012.98	16.26%	7.123	349	73.33	635
Total	2,385	368,341,577.42	100.00%	7.405	355	77.14	609

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,366	367,179,917.76	99.68%	7.398	355	77.09	608
Second Lien	19	1,161,659.66	0.32%	9.795	349	94.26	669
Total	2,385	368,341,577.42	100.00%	7.405	355	77.14	609

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	1,630	237,084,859.11	64.37%	7.398	355	78.63	605
Lite Documentation	19	2,782,701.46	0.76%	7.951	358	67.94	593
No Documentation	18	2,725,798.73	0.74%	6.974	358	78.60	719
Stated Income Documentation	718	125,748,218.12	34.14%	7.415	354	74.50	613
Total	2,385	368,341,577.42	100.00%	7.405	355	77.14	609

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,461	231,576,579.78	62.87%	7.361	354	74.11	597
Purchase	678	99,597,342.58	27.04%	7.443	357	83.74	637
Rate/Term Refinance	246	37,167,655.06	10.09%	7.582	351	78.39	604
Total	2,385	368,341,577.42	100.00%	7.405	355	77.14	609

✕✕RBS Greenwich Capital   **Banc of America Securities**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	25	6,265,912.32	1.70%	7.296	358	80.73	628
2-4 Units Detached	133	30,919,640.71	8.39%	7.110	352	75.91	627
Condo High-Rise Attached	4	568,976.40	0.15%	8.460	359	92.85	608
Condo Low-Rise Attached	125	18,085,535.52	4.91%	7.336	356	78.79	622
Manufactured Housing	50	5,251,588.76	1.43%	7.397	351	77.56	653
PUD Attached	19	3,031,865.81	0.82%	7.596	358	79.10	600
PUD Detached	126	20,010,618.82	5.43%	7.534	354	79.40	607
Single Family Attached	43	5,445,627.19	1.48%	7.292	351	73.90	619
Single Family Detached	1,860	278,761,811.89	75.68%	7.434	355	76.93	605
Total	**2,385**	**368,341,577.42**	**100.00%**	**7.405**	**355**	**77.14**	**609**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	124	17,886,287.22	4.86%	7.876	356	77.09	638
Primary	2,228	344,930,690.52	93.64%	7.383	355	77.10	607
Second Home	33	5,524,599.68	1.50%	7.265	352	80.12	624
Total	**2,385**	**368,341,577.42**	**100.00%**	**7.405**	**355**	**77.14**	**609**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	228	36,704,673.15	9.96%	7.584	355	75.37	565
AA	596	93,237,772.86	25.31%	7.191	352	76.66	613
AA+	942	143,136,579.15	38.86%	7.150	356	80.32	632
B	240	36,761,840.85	9.98%	8.074	356	72.22	554
C	103	16,243,800.22	4.41%	8.420	355	69.56	558
CC	54	8,353,545.77	2.27%	9.338	357	65.27	550
NG	222	33,903,365.42	9.20%	7.190	354	78.85	642
Total	**2,385**	**368,341,577.42**	**100.00%**	**7.405**	**355**	**77.14**	**609**

RBS Greenwich Capital   **Banc of America Securities**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	22	2,508,255.95	0.68%	7.987	339	83.18	599
Alaska	2	282,384.42	0.08%	7.690	230	93.00	737
Arizona	46	5,951,006.83	1.62%	7.167	358	84.73	628
Arkansas	4	570,594.21	0.15%	7.776	359	94.33	620
California	338	65,772,176.00	17.86%	7.356	356	70.97	589
Colorado	44	6,977,831.38	1.89%	7.218	358	84.86	614
Connecticut	46	7,399,128.90	2.01%	7.413	356	78.49	617
Delaware	7	1,247,458.96	0.34%	7.571	357	83.40	576
Florida	196	25,827,824.06	7.01%	7.533	354	78.61	610
Georgia	74	10,029,516.09	2.72%	7.753	349	84.16	615
Hawaii	10	2,199,393.81	0.60%	6.908	358	79.09	644
Idaho	8	854,434.55	0.23%	6.793	357	80.14	638
Illinois	98	13,939,347.88	3.78%	7.989	358	80.76	605
Indiana	40	3,788,330.07	1.03%	7.652	356	86.59	618
Iowa	11	1,071,280.08	0.29%	7.973	359	87.69	606
Kansas	13	1,127,171.88	0.31%	7.874	358	81.54	613
Kentucky	20	2,270,759.25	0.62%	7.791	357	83.76	588
Louisiana	19	1,938,782.81	0.53%	7.442	335	81.68	624
Maine	28	3,900,950.68	1.06%	7.262	353	80.61	635
Maryland	37	6,077,756.85	1.65%	7.874	358	77.75	594
Massachusetts	158	30,979,619.35	8.41%	6.838	354	75.17	624
Michigan	72	8,610,623.11	2.34%	8.132	358	82.73	604
Minnesota	24	3,571,295.43	0.97%	7.840	359	79.69	592
Mississippi	9	812,421.34	0.22%	7.348	357	88.65	584
Missouri	38	3,746,958.12	1.02%	7.822	358	81.71	621
Montana	6	799,422.00	0.22%	7.291	359	69.35	609
Nebraska	4	307,412.12	0.08%	7.388	357	73.30	656
Nevada	26	4,573,660.47	1.24%	7.058	358	74.87	606
New Hampshire	27	4,269,883.36	1.16%	7.277	356	75.52	611
New Jersey	117	22,028,851.46	5.98%	7.366	352	75.81	600
New York	198	43,937,160.04	11.93%	7.006	354	73.86	621
North Carolina	55	6,379,886.72	1.73%	7.875	354	81.25	610
North Dakota	2	307,789.08	0.08%	7.289	355	80.37	590
Ohio	60	5,704,247.16	1.55%	8.090	358	85.01	614
Oklahoma	6	737,114.38	0.20%	7.207	358	79.96	604
Oregon	17	3,210,265.36	0.87%	7.306	358	82.64	616
Pennsylvania	77	9,178,231.73	2.49%	7.358	348	78.89	624
Rhode Island	58	10,495,880.36	2.85%	7.006	355	75.06	618
South Carolina	18	1,870,628.94	0.51%	7.548	358	80.54	613
South Dakota	3	445,960.73	0.12%	7.558	358	86.11	585
Tennessee	32	3,639,992.00	0.99%	7.964	358	83.12	608

Continued on next page.

✕✕RBS Greenwich Capital

Banc of America Securities

State (cont.)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Texas	157	15,700,868.84	4.26%	8.000	350	77.48	599
Utah	6	674,101.38	0.18%	7.103	358	87.56	638
Vermont	8	1,069,934.07	0.29%	7.893	343	77.47	591
Virginia	81	12,093,291.03	3.28%	7.427	357	77.37	600
Washington	25	4,228,177.62	1.15%	7.315	354	80.67	614
Wisconsin	32	4,223,974.36	1.15%	7.746	359	81.51	609
Wyoming	6	1,009,542.20	0.27%	6.457	358	86.63	653
Total	**2,385**	**368,341,577.42**	**100.00%**	**7.405**	**355**	**77.14**	**609**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000 - 3.499	7	1,351,001.10	0.49%	5.266	357	69.98	687
3.500 - 3.999	30	5,624,273.84	2.04%	5.668	358	72.36	651
4.000 - 4.499	113	20,015,922.31	7.24%	6.127	358	72.95	632
4.500 - 4.999	181	32,396,638.94	11.73%	6.666	358	76.74	632
5.000 - 5.499	287	50,133,098.61	18.14%	7.018	356	79.28	618
5.500 - 5.999	336	53,753,104.21	19.45%	7.415	358	79.86	599
6.000 - 6.499	258	37,888,880.78	13.71%	7.764	358	81.92	591
6.500 - 6.999	261	38,560,159.22	13.96%	8.283	358	79.54	565
7.000 - 7.499	161	21,541,926.33	7.80%	8.533	358	79.25	570
7.500 - 7.999	79	9,611,385.57	3.48%	8.951	357	77.96	550
8.000 - 8.499	40	5,419,700.04	1.96%	9.728	358	74.07	540
Total	**1,753**	**276,296,090.95**	**100.00%**	**7.471**	**358**	**78.70**	**599**

✖ RBS Greenwich Capital   **Banc of America Securities**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	3	542,766.72	0.20%	4.902	355	64.56	681
5.000 - 5.499	26	5,135,088.89	1.86%	5.299	358	72.23	648
5.500 - 5.999	99	19,327,744.60	7.00%	5.818	358	76.52	638
6.000 - 6.499	146	25,782,560.67	9.33%	6.257	358	78.77	636
6.500 - 6.999	292	52,036,191.02	18.83%	6.801	358	77.97	614
7.000 - 7.499	257	41,626,588.55	15.07%	7.243	357	80.29	605
7.500 - 7.999	320	50,987,271.72	18.45%	7.745	357	79.85	588
8.000 - 8.499	227	30,414,695.55	11.01%	8.220	358	80.36	584
8.500 - 8.999	189	25,872,004.26	9.36%	8.693	357	78.29	566
9.000 - 9.499	89	11,367,906.41	4.11%	9.166	357	80.35	563
9.500 - 9.999	77	9,742,080.46	3.53%	9.721	358	74.62	545
10.000 -10.499	13	1,713,253.85	0.62%	10.126	358	74.86	529
10.500 -10.999	13	1,526,328.04	0.55%	10.748	358	67.76	538
11.000 -11.499	1	153,397.01	0.06%	11.450	355	73.17	504
12.000 -12.499	1	68,213.20	0.02%	12.290	358	65.00	542
Total	1,753	276,296,090.95	100.00%	7.471	358	78.70	599

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	3	542,766.72	0.20%	4.902	355	64.56	681
11.000 -11.499	26	5,135,088.89	1.86%	5.299	358	72.23	648
11.500 -11.999	97	18,814,887.89	6.81%	5.819	358	76.63	637
12.000 -12.499	146	25,782,560.67	9.33%	6.257	358	78.77	636
12.500 -12.999	288	51,495,505.81	18.64%	6.763	358	78.01	616
13.000 -13.499	255	41,103,781.29	14.88%	7.244	357	80.30	606
13.500 -13.999	321	51,327,996.67	18.58%	7.734	357	79.83	588
14.000 -14.499	230	31,157,571.67	11.28%	8.198	358	80.29	584
14.500 -14.999	190	25,936,423.80	9.39%	8.692	357	78.28	566
15.000 -15.499	89	11,367,906.41	4.11%	9.166	357	80.35	563
15.500 -15.999	78	9,893,567.63	3.58%	9.709	358	74.70	544
16.000 -16.499	13	1,713,253.85	0.62%	10.126	358	74.86	529
16.500 -16.999	14	1,648,490.99	0.60%	10.689	358	67.93	538
17.000 -17.499	1	153,397.01	0.06%	11.450	355	73.17	504
18.000 -18.499	2	222,891.65	0.08%	11.568	355	62.92	542
Total	1,753	276,296,090.95	100.00%	7.471	358	78.70	599

XX RBS Greenwich Capital   **Banc of America Securities**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	6	685,865.84	0.25%	8.153	355	70.29	580
2.000	17	3,372,953.39	1.22%	7.397	357	78.91	572
3.000	1,730	272,237,271.72	98.53%	7.470	358	78.71	600
Total	1,753	276,296,090.95	100.00%	7.471	358	78.70	599

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1,739	273,778,263.47	99.09%	7.473	358	78.70	599
1.500	2	285,348.65	0.10%	6.300	358	64.02	676
2.000	12	2,232,478.83	0.81%	7.285	357	80.38	581
Total	1,753	276,296,090.95	100.00%	7.471	358	78.70	599

✖✖ RBS Greenwich Capital   **Banc of America Securities**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11/01/04	1	229,660.04	0.08%	7.850	289	80.00	696
01/01/05	2	487,264.93	0.18%	8.949	291	80.00	649
03/01/05	1	131,227.74	0.05%	6.990	353	80.00	603
09/01/05	1	263,035.83	0.10%	6.950	347	95.00	626
10/01/05	1	54,854.26	0.02%	9.990	348	85.00	564
11/01/05	2	512,311.93	0.19%	7.125	349	77.15	599
01/01/06	1	278,247.98	0.10%	6.000	351	74.54	584
01/02/06	1	80,198.94	0.03%	6.900	352	85.00	655
02/01/06	10	1,629,642.42	0.59%	7.597	352	77.31	562
03/01/06	33	4,938,481.23	1.79%	7.670	353	73.86	573
04/01/06	65	10,320,923.75	3.74%	7.302	354	74.61	585
05/01/06	59	8,181,976.64	2.96%	7.767	355	79.00	583
05/07/06	1	200,863.65	0.07%	6.490	356	90.00	759
05/11/06	1	199,150.26	0.07%	7.490	356	83.23	605
05/18/06	1	56,606.52	0.02%	6.850	356	80.00	614
05/19/06	1	84,745.31	0.03%	7.500	356	85.00	569
06/01/06	11	2,478,619.37	0.90%	7.312	356	86.08	608
06/03/06	1	123,200.44	0.04%	7.100	357	95.00	601
06/04/06	1	78,784.60	0.03%	6.500	357	100.00	699
06/08/06	1	73,921.16	0.03%	7.125	357	95.00	616
07/01/06	73	12,011,799.70	4.35%	7.393	357	77.17	620
08/01/06	424	60,503,524.55	21.90%	7.772	358	78.80	603
09/01/06	917	149,838,545.42	54.23%	7.397	359	79.17	597
10/01/06	52	8,008,140.11	2.90%	7.272	355	79.24	595
01/01/07	1	218,565.86	0.08%	7.750	351	80.00	518
03/01/07	3	296,834.14	0.11%	8.447	353	79.44	549
04/01/07	5	725,365.47	0.26%	7.301	354	82.39	558
05/01/07	5	715,591.84	0.26%	7.265	355	69.56	592
06/01/07	1	422,295.68	0.15%	5.990	356	80.00	603
07/01/07	6	1,150,621.11	0.42%	6.670	357	73.32	617
08/01/07	19	2,778,033.03	1.01%	7.404	358	79.96	643
09/01/07	48	8,476,514.50	3.07%	7.034	359	76.08	619
10/01/07	3	689,750.00	0.25%	6.465	360	78.45	638
08/01/19	1	56,792.54	0.02%	9.500	358	53.77	562
Total	1,753	276,296,090.95	100.00%	7.471	358	78.70	599

RBS Greenwich Capital　　　**Banc of America Securities**

Group II Mortgage Loan Statistics
As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$382,150,634	$45,277	$1,198,967
Average Scheduled Principal Balance	$196,883		
Number of Mortgage Loans	1,941		
Weighted Average Gross Coupon	7.401%	4.900%	13.950%
Weighted Average FICO Score	610	500	803
Weighted Average Combined Original LTV	76.91%	15.02%	100.00%
Weighted Average Original Term	356 months	120 months	360 months
Weighted Average Stated Remaining Term	354 months	110 months	360 months
Weighted Average Seasoning	2 months	0 months	71 months
Weighted Average Gross Margin	5.890%	3.050%	11.030%
Weighted Average Minimum Interest Rate	7.505%	4.900%	12.450%
Weighted Average Maximum Interest Rate	13.541%	10.900%	18.750%
Weighted Average Initial Rate Cap	2.959%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.006%	1.000%	2.000%
Weighted Average Months to Roll	22 months	1 months	36 months
Maturity Date		Dec 1, 2013	Oct 1, 2034
Maximum Zip Code Concentration	0.53%	02909	
ARM	70.04%		
Fixed Rate	29.96%		
2/13 6 Mo LIBOR ARM	0.09%		
2/28 6 Mo LIBOR ARM	60.68%		
3/12 6 Mo LIBOR ARM	0.01%		
3/27 6 Mo LIBOR ARM	3.07%		
5YR IO 2/28 6 Mo LIBOR ARM	4.82%		
5YR IO 3/27 6 Mo LIBOR ARM	0.76%		
6 Mo LIBOR ARM 30 Yr	0.60%		
Fixed 30/15 Balloon	0.20%		
Fixed Rate 10 Yr	0.03%		
Fixed Rate 15 Yr	1.25%		
Fixed Rate 15 Yr Rate Reduction	0.01%		
Fixed Rate 20 Yr	0.63%		
Fixed Rate 30 Yr	26.83%		
Fixed Rate 30 Yr 5YR IO	0.84%		
Fixed Rate 30 Yr Rate Reduction	0.17%		
Interest Only	6.42%		
Not Interest Only	93.58%		

RBS Greenwich Capital

Banc of America Securities

Prepay Penalty: 0 months	26.83%
Prepay Penalty: 12 months	8.55%
Prepay Penalty: 24 months	45.26%
Prepay Penalty: 30 months	0.15%
Prepay Penalty: 36 months	19.13%
Prepay Penalty: 60 months	0.08%
First Lien	98.65%
Second Lien	1.35%
Full Documentation	63.72%
Lite Documentation	0.55%
No Documentation	0.83%
Stated Income Documentation	34.91%
Cash Out Refinance	62.65%
Purchase	25.19%
Rate/Term Refinance	12.16%
2-4 Units Attached	1.60%
2-4 Units Detached	8.09%
Condo High-Rise Attached	0.14%
Condo Low-Rise Attached	4.22%
Manufactured Housing	1.45%
PUD Attached	0.54%
PUD Detached	7.97%
Single Family Attached	1.62%
Single Family Detached	74.37%
Non-owner	4.15%
Primary	94.50%
Second Home	1.35%
Top 5 States:	
California	27.80%
New York	13.08%
Massachusetts	7.87%
New Jersey	6.25%
Florida	5.81%

RBS Greenwich Capital   **Banc of America Securities**

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	24	1,193,389.30	0.31%	8.864	301	60.73	579
50,000.01 - 100,000.00	525	39,910,605.72	10.44%	8.401	346	78.38	606
100,000.01 - 150,000.00	426	52,864,337.40	13.83%	7.675	353	77.31	601
150,000.01 - 200,000.00	282	49,318,515.21	12.91%	7.420	354	76.07	604
200,000.01 - 250,000.00	186	41,510,867.51	10.86%	7.357	354	73.50	597
250,000.01 - 300,000.00	123	33,719,730.39	8.82%	7.400	358	76.30	603
300,000.01 - 350,000.00	94	30,976,406.85	8.11%	7.205	355	78.31	614
350,000.01 - 400,000.00	108	40,892,556.32	10.70%	7.168	356	78.42	620
400,000.01 - 450,000.00	61	25,826,160.67	6.76%	7.078	358	79.14	620
450,000.01 - 500,000.00	43	20,596,169.20	5.39%	6.732	358	79.62	626
500,000.01 - 550,000.00	18	9,440,866.27	2.47%	7.325	356	83.78	630
550,000.01 - 600,000.00	24	13,803,316.63	3.61%	7.096	350	78.03	621
600,000.01 - 650,000.00	4	2,532,438.13	0.66%	7.752	357	76.08	637
650,000.01 - 700,000.00	8	5,411,872.11	1.42%	6.991	358	78.64	609
700,000.01 - 750,000.00	2	1,459,591.93	0.38%	8.017	358	68.21	559
750,000.01 - 800,000.00	1	773,158.16	0.20%	4.900	354	65.00	643
800,000.01 - 850,000.00	2	1,663,538.17	0.44%	6.650	359	68.96	618
850,000.01 - 900,000.00	2	1,761,852.17	0.46%	7.139	359	75.00	614
900,000.01 - 950,000.00	1	915,859.64	0.24%	7.800	359	67.64	580
950,000.01 - 1,000,000.00	3	2,911,676.69	0.76%	6.393	358	56.87	653
1,000,000.01+	4	4,667,725.76	1.22%	6.162	357	64.76	631
Total	**1,941**	**382,150,634.23**	**100.00%**	**7.401**	**354**	**76.91**	**610**

⚹⚹ RBS Greenwich Capital   **Banc of America Securities**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	1,083,264.58	0.28%	4.926	354	69.29	650
5.000 - 5.499	24	6,587,507.21	1.72%	5.284	357	67.10	629
5.500 - 5.999	86	25,149,837.59	6.58%	5.813	351	71.68	671
6.000 - 6.499	227	54,049,068.99	14.14%	6.264	356	74.15	652
6.500 - 6.999	350	83,955,850.42	21.97%	6.757	356	76.53	620
7.000 - 7.499	237	46,715,705.03	12.22%	7.237	354	77.37	613
7.500 - 7.999	348	67,531,741.61	17.67%	7.735	355	80.15	593
8.000 - 8.499	164	28,147,141.01	7.37%	8.249	354	78.96	574
8.500 - 8.999	209	30,854,766.25	8.07%	8.724	351	79.54	574
9.000 - 9.499	83	13,689,349.23	3.58%	9.243	354	78.18	557
9.500 - 9.999	107	14,429,346.46	3.78%	9.709	348	76.24	574
10.000 -10.499	37	3,633,978.91	0.95%	10.221	352	76.81	562
10.500 -10.999	35	3,453,551.45	0.90%	10.707	350	74.76	547
11.000 -11.499	6	742,033.65	0.19%	11.286	355	76.73	552
11.500 -11.999	17	1,399,630.91	0.37%	11.649	335	83.82	586
12.000 -12.499	6	549,787.85	0.14%	12.220	358	73.84	536
12.500 -12.999	2	125,176.01	0.03%	12.740	355	60.00	523
13.500 -13.999	1	52,897.07	0.01%	13.950	170	100.00	616
Total	**1,941**	**382,150,634.23**	**100.00%**	**7.401**	**354**	**76.91**	**610**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	180	33,298,294.72	8.71%	8.442	356	73.49	514
525-549	239	43,032,954.32	11.26%	8.201	355	72.95	537
550-574	240	45,594,600.84	11.93%	7.717	353	74.59	563
575-599	304	56,301,329.92	14.73%	7.607	357	77.16	588
600-624	254	56,607,096.00	14.81%	7.127	356	78.78	612
625-649	252	50,310,284.44	13.17%	6.920	355	77.71	637
650-674	180	35,797,838.22	9.37%	6.797	349	78.80	662
675-699	145	30,070,405.35	7.87%	6.770	348	80.13	685
700+	129	28,946,861.98	7.57%	6.804	355	79.26	750
None	18	2,190,968.44	0.57%	8.613	356	75.83	0
Total	**1,941**	**382,150,634.23**	**100.00%**	**7.401**	**354**	**76.91**	**610**

☒☒ RBS Greenwich Capital   **Banc of America Securities**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	95	15,024,797.43	3.93%	6.957	348	38.22	639
50.00- 54.99	59	11,472,545.01	3.00%	7.150	347	52.27	602
55.00- 59.99	62	11,528,447.31	3.02%	7.247	351	57.70	596
60.00- 64.99	106	22,651,810.44	5.93%	7.247	349	62.60	585
65.00- 69.99	145	31,057,426.55	8.13%	7.451	355	67.08	593
70.00- 74.99	169	34,634,424.04	9.06%	7.326	356	71.74	586
75.00- 79.99	215	50,160,437.04	13.13%	7.304	354	76.44	597
80.00	461	86,493,371.44	22.63%	7.351	354	80.00	613
80.01- 84.99	42	8,365,272.17	2.19%	7.483	356	83.18	617
85.00- 89.99	141	28,803,342.94	7.54%	7.450	356	85.69	614
90.00- 94.99	181	38,332,422.75	10.03%	7.565	357	90.58	617
95.00- 99.99	211	38,573,001.12	10.09%	7.605	357	95.18	642
100.00	54	5,053,335.99	1.32%	9.164	351	100.00	679
Total	1,941	382,150,634.23	100.00%	7.401	354	76.91	610

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	1	99,404.56	0.03%	6.450	119	71.43	651
180	50	5,994,940.70	1.57%	7.757	170	67.06	626
240	26	2,406,300.03	0.63%	8.009	238	74.18	621
360	1,864	373,649,988.94	97.78%	7.392	358	77.09	609
Total	1,941	382,150,634.23	100.00%	7.401	354	76.91	610

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	3	804,157.83	0.21%	9.025	111	72.35	679
121-180	48	5,290,187.43	1.38%	7.540	178	66.34	618
181-240	26	2,406,300.03	0.63%	8.009	238	74.18	621
241-300	2	562,980.51	0.15%	8.052	290	81.33	660
301-360	1,862	373,087,008.43	97.63%	7.391	358	77.08	609
Total	1,941	382,150,634.23	100.00%	7.401	354	76.91	610

✕✕RBS Greenwich Capital   **Banc of America Securities**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	73	11,330,895.77	2.97%	7.736	350	71.73	611
20.01 -25.00	95	13,959,936.99	3.65%	7.390	343	73.44	613
25.01 -30.00	146	22,721,679.10	5.95%	7.665	351	76.56	601
30.01 -35.00	239	42,179,052.65	11.04%	7.443	353	75.19	612
35.01 -40.00	340	63,611,855.49	16.65%	7.437	356	77.83	612
40.01 -45.00	466	92,152,580.88	24.11%	7.471	354	80.08	616
45.01 -50.00	374	84,984,598.12	22.24%	7.210	356	77.14	607
50.01 -55.00	138	34,507,585.14	9.03%	7.439	355	73.57	589
55.01 -60.00	33	8,206,365.34	2.15%	6.817	354	70.03	600
60.01+	12	1,987,654.95	0.52%	7.385	358	69.18	599
None	25	6,508,429.80	1.70%	7.362	356	77.71	673
Total	1,941	382,150,634.23	100.00%	7.401	354	76.91	610

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,298	267,653,852.33	70.04%	7.513	358	78.52	595
Fixed Rate	643	114,496,781.90	29.96%	7.139	346	73.16	644
Total	1,941	382,150,634.23	100.00%	7.401	354	76.91	610

RBS Greenwich Capital   **Banc of America Securities**

58

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/13 6 Mo LIBOR ARM	4	358,022.94	0.09%	8.102	177	63.65	637
2/28 6 Mo LIBOR ARM	1,154	231,895,567.06	60.68%	7.577	358	78.30	591
3/12 6 Mo LIBOR ARM	1	49,870.82	0.01%	9.250	179	55.56	507
3/27 6 Mo LIBOR ARM	62	11,732,630.87	3.07%	7.538	358	76.25	594
5YR IO 2/28 6 Mo LIBOR ARM	64	18,431,465.51	4.82%	6.863	358	83.61	635
5YR IO 3/27 6 Mo LIBOR ARM	8	2,886,100.00	0.76%	6.255	357	81.39	638
6 Mo LIBOR ARM 30 Yr	5	2,300,195.13	0.60%	7.610	358	70.56	623
Fixed 30/15 Balloon	3	757,650.34	0.20%	9.707	114	74.40	678
Fixed Rate 10 Yr	1	99,404.56	0.03%	6.450	119	71.43	651
Fixed Rate 15 Yr	41	4,774,264.11	1.25%	7.401	178	66.42	618
Fixed Rate 15 Yr Rate Reduction	1	55,132.49	0.01%	8.250	179	53.98	565
Fixed Rate 20 Yr	26	2,406,300.03	0.63%	8.009	238	74.18	621
Fixed Rate 30 Yr	558	102,542,032.22	26.83%	7.099	358	73.82	645
Fixed Rate 30 Yr 5YR IO	8	3,212,000.00	0.84%	6.294	358	61.61	697
Fixed Rate 30 Yr Rate Reduction	5	649,998.15	0.17%	9.639	358	71.12	526
Total	**1,941**	**382,150,634.23**	**100.00%**	**7.401**	**354**	**76.91**	**610**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	80	24,529,565.51	6.42%	6.717	358	80.47	644
Not Interest Only	1,861	357,621,068.72	93.58%	7.448	354	76.67	607
Total	**1,941**	**382,150,634.23**	**100.00%**	**7.401**	**354**	**76.91**	**610**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	542	102,517,845.71	26.83%	7.618	353	78.45	610
Prepay Penalty: 12 months	135	32,656,541.93	8.55%	7.073	352	72.48	644
Prepay Penalty: 24 months	850	172,953,812.24	45.26%	7.483	358	78.47	592
Prepay Penalty: 30 months	2	590,985.06	0.15%	7.392	358	82.24	604
Prepay Penalty: 36 months	411	73,109,144.15	19.13%	7.045	349	73.06	636
Prepay Penalty: 60 months	1	322,305.14	0.08%	8.900	110	63.55	689
Total	**1,941**	**382,150,634.23**	**100.00%**	**7.401**	**354**	**76.91**	**610**

✖RBS Greenwich Capital   **Banc of America Securities**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,872	376,981,094.29	98.65%	7.365	354	76.75	609
Second Lien	69	5,169,539.94	1.35%	10.051	336	88.41	638
Total	1,941	382,150,634.23	100.00%	7.401	354	76.91	610

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	1,357	243,488,845.58	63.72%	7.375	354	77.86	605
Lite Documentation	10	2,102,369.99	0.55%	7.412	358	76.06	594
No Documentation	12	3,156,862.71	0.83%	7.312	357	75.06	721
Stated Income Documentation	562	133,402,555.95	34.91%	7.451	354	75.23	617
Total	1,941	382,150,634.23	100.00%	7.401	354	76.91	610

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,179	239,402,250.76	62.65%	7.320	353	74.29	601
Purchase	516	96,282,058.01	25.19%	7.499	357	83.93	638
Rate/Term Refinance	246	46,466,325.46	12.16%	7.615	355	75.90	594
Total	1,941	382,150,634.23	100.00%	7.401	354	76.91	610

✹RBS Greenwich Capital   **Banc of America Securities**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	19	6,121,280.72	1.60%	6.870	357	75.45	643
2-4 Units Detached	127	30,899,027.67	8.09%	7.270	354	77.31	631
Condo High-Rise Attached	3	545,736.10	0.14%	7.233	359	66.35	631
Condo Low-Rise Attached	84	16,109,313.93	4.22%	7.466	358	75.67	610
Manufactured Housing	56	5,540,072.73	1.45%	7.600	342	78.01	641
PUD Attached	12	2,079,266.80	0.54%	7.899	358	80.49	608
PUD Detached	125	30,462,953.77	7.97%	7.556	355	77.46	601
Single Family Attached	39	6,198,170.93	1.62%	7.430	344	83.25	642
Single Family Detached	1,476	284,194,811.58	74.37%	7.399	354	76.75	606
Total	**1,941**	**382,150,634.23**	**100.00%**	**7.401**	**354**	**76.91**	**610**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	109	15,857,332.61	4.15%	7.688	354	76.31	644
Primary	1,806	361,141,349.48	94.50%	7.385	354	76.89	608
Second Home	26	5,151,952.14	1.35%	7.627	357	80.27	626
Total	**1,941**	**382,150,634.23**	**100.00%**	**7.401**	**354**	**76.91**	**610**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	209	43,484,199.93	11.38%	7.748	352	74.93	560
AA	496	109,417,761.67	28.63%	7.078	353	75.28	617
AA+	755	144,868,003.10	37.91%	7.062	355	80.27	638
B	153	30,395,726.24	7.95%	8.131	354	73.18	555
C	91	15,769,226.31	4.13%	8.588	358	70.92	546
CC	77	11,294,713.46	2.96%	9.799	357	63.15	541
NG	160	26,921,003.52	7.04%	7.458	356	82.19	635
Total	**1,941**	**382,150,634.23**	**100.00%**	**7.401**	**354**	**76.91**	**610**

✳✳RBS Greenwich Capital   **Banc of America Securities**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	16	1,686,281.45	0.44%	7.795	351	84.79	611
Alaska	1	225,945.18	0.06%	7.900	359	95.00	631
Arizona	37	5,352,877.29	1.40%	7.401	349	83.53	610
Arkansas	4	294,392.35	0.08%	8.000	359	66.56	586
California	353	106,246,187.43	27.80%	7.243	356	74.64	603
Colorado	34	6,411,305.26	1.68%	7.201	358	82.36	615
Connecticut	37	7,181,109.38	1.88%	7.145	359	77.96	616
Delaware	2	309,249.72	0.08%	8.733	359	80.00	554
Florida	143	22,209,812.09	5.81%	7.732	354	77.91	603
Georgia	56	8,296,318.78	2.17%	8.055	350	85.61	608
Hawaii	8	3,262,408.97	0.85%	5.915	358	60.77	633
Idaho	10	1,296,231.63	0.34%	7.493	359	85.51	658
Illinois	65	9,953,219.70	2.60%	7.661	352	80.17	605
Indiana	29	3,704,196.57	0.97%	7.781	358	83.69	607
Iowa	5	539,573.78	0.14%	7.425	357	80.91	628
Kansas	5	505,835.74	0.13%	8.692	358	88.74	583
Kentucky	14	1,521,853.50	0.40%	8.023	344	83.54	589
Louisiana	12	1,759,210.99	0.46%	6.874	342	76.64	625
Maine	23	3,230,098.55	0.85%	7.414	356	77.18	616
Maryland	37	7,140,182.38	1.87%	7.955	356	75.74	574
Massachusetts	123	30,072,361.77	7.87%	7.023	357	73.01	612
Michigan	55	6,896,988.24	1.80%	8.074	355	84.08	615
Minnesota	20	2,908,930.19	0.76%	7.155	358	75.99	627
Mississippi	4	429,589.27	0.11%	6.944	358	91.56	650
Missouri	22	2,600,360.52	0.68%	7.993	358	81.87	581
Montana	1	67,150.03	0.02%	7.490	359	67.20	547
Nebraska	4	349,593.58	0.09%	8.411	359	88.01	589
Nevada	11	2,194,943.96	0.57%	7.311	359	73.79	607
New Hampshire	16	3,023,669.07	0.79%	6.729	359	77.52	636
New Jersey	100	23,899,584.65	6.25%	7.379	354	76.94	618
New York	188	49,975,194.97	13.08%	7.100	355	74.69	632
North Carolina	41	4,890,563.62	1.28%	8.122	347	82.30	616
Ohio	50	4,647,938.01	1.22%	8.522	337	80.88	611
Oklahoma	11	1,146,120.93	0.30%	7.491	346	84.49	625
Oregon	12	1,882,301.70	0.49%	8.189	308	79.65	626
Pennsylvania	59	6,916,758.27	1.81%	7.367	349	78.45	594
Rhode Island	41	6,593,910.49	1.73%	7.462	349	72.64	606
South Carolina	13	1,665,802.51	0.44%	8.294	353	85.15	586
Tennessee	34	3,419,086.27	0.89%	7.847	336	83.96	618
Texas	108	15,878,098.27	4.15%	7.809	349	79.37	592
Utah	6	922,629.63	0.24%	7.047	357	84.16	578

Continued on next page.

RBS Greenwich Capital

Banc of America Securities

State (cont.)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Vermont	12	1,758,935.68	0.46%	7.843	352	83.36	601
Virginia	70	11,901,039.69	3.11%	7.791	355	79.11	594
Washington	21	3,676,846.13	0.96%	7.421	359	81.11	607
Wisconsin	23	2,789,243.26	0.73%	7.587	353	79.64	649
Wyoming	5	516,702.78	0.14%	6.984	342	87.78	636
Total	1,941	382,150,634.23	100.00%	7.401	354	76.91	610

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000 - 3.499	11	3,349,307.50	1.25%	5.489	356	73.76	639
3.500 - 3.999	23	6,371,676.39	2.38%	5.810	359	71.95	640
4.000 - 4.499	73	19,053,890.12	7.12%	6.252	358	75.89	635
4.500 - 4.999	149	38,002,664.39	14.20%	6.601	357	76.95	622
5.000 - 5.499	181	42,100,690.93	15.73%	6.993	358	77.80	605
5.500 - 5.999	197	43,479,350.87	16.24%	7.402	358	80.48	609
6.000 - 6.499	199	36,909,314.07	13.79%	7.769	358	81.32	582
6.500 - 6.999	179	34,211,813.34	12.78%	8.235	357	78.89	562
7.000 - 7.499	84	16,127,074.66	6.03%	8.559	358	79.27	561
7.500 - 7.999	52	8,126,227.39	3.04%	8.932	358	79.57	562
8.000 - 8.499	89	12,567,735.11	4.70%	9.438	358	77.88	561
8.500 - 8.999	37	4,312,557.30	1.61%	9.467	357	76.95	541
9.000 - 9.499	14	1,926,346.94	0.72%	9.821	356	75.10	548
9.500 - 9.999	8	865,294.13	0.32%	10.252	357	77.96	540
10.000 -10.499	1	51,952.37	0.02%	11.750	357	80.00	594
11.000 -11.499	1	197,956.82	0.07%	11.940	355	65.00	512
Total	1,298	267,653,852.33	100.00%	7.513	358	78.52	595

≋RBS Greenwich Capital   **Banc of America Securities**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	1,083,264.58	0.40%	4.926	354	69.29	650
5.000 - 5.499	22	6,381,165.97	2.38%	5.285	358	66.73	626
5.500 - 5.999	61	16,748,019.27	6.26%	5.942	358	76.14	637
6.000 - 6.499	104	24,816,195.46	9.27%	6.255	358	77.49	626
6.500 - 6.999	215	54,762,770.17	20.46%	6.764	358	79.20	611
7.000 - 7.499	160	33,235,546.54	12.42%	7.229	358	78.70	602
7.500 - 7.999	259	53,605,906.57	20.03%	7.746	358	80.83	588
8.000 - 8.499	123	23,065,711.83	8.62%	8.247	357	79.96	572
8.500 - 8.999	152	24,478,684.24	9.15%	8.721	357	80.24	564
9.000 - 9.499	65	11,436,607.09	4.27%	9.247	355	78.38	556
9.500 - 9.999	74	11,280,125.00	4.21%	9.705	358	74.97	566
10.000 -10.499	26	2,769,780.15	1.03%	10.216	357	73.57	546
10.500 -10.999	24	2,656,142.78	0.99%	10.708	357	70.31	532
11.000 -11.499	3	506,686.97	0.19%	11.264	354	69.34	529
11.500 -11.999	5	478,401.75	0.18%	11.720	356	66.93	537
12.000 -12.499	3	348,843.96	0.13%	12.281	357	63.99	512
Total	**1,298**	**267,653,852.33**	**100.00%**	**7.513**	**358**	**78.52**	**595**

✖✖RBS Greenwich Capital   **Banc of America Securities**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	2	1,083,264.58	0.40%	4.926	354	69.29	650
11.000 -11.499	22	6,381,165.97	2.38%	5.285	358	66.73	626
11.500 -11.999	54	14,536,610.10	5.43%	5.817	358	76.84	638
12.000 -12.499	102	24,502,277.60	9.15%	6.249	358	77.09	627
12.500 -12.999	210	52,916,938.90	19.77%	6.746	358	78.90	612
13.000 -13.499	163	34,049,464.40	12.72%	7.206	358	78.81	603
13.500 -13.999	264	55,518,790.55	20.74%	7.692	358	80.84	588
14.000 -14.499	121	22,736,699.16	8.49%	8.247	357	80.02	572
14.500 -14.999	153	24,690,560.78	9.22%	8.679	357	80.63	566
15.000 -15.499	69	12,262,247.34	4.58%	9.215	355	77.60	554
15.500 -15.999	74	11,745,414.54	4.39%	9.636	358	75.62	569
16.000 -16.499	26	2,906,354.29	1.09%	10.145	357	72.40	542
16.500 -16.999	26	2,916,125.46	1.09%	10.635	357	70.59	532
17.000 -17.499	4	580,692.95	0.22%	11.135	355	72.61	533
17.500 -17.999	4	426,449.38	0.16%	11.716	356	65.34	530
18.000 -18.499	3	348,843.96	0.13%	12.281	357	63.99	512
18.500 -18.999	1	51,952.37	0.02%	11.750	357	80.00	594
Total	1,298	267,653,852.33	100.00%	7.513	358	78.52	595

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	9	3,365,360.92	1.26%	7.577	357	71.29	602
2.000	13	4,152,626.66	1.55%	6.762	356	77.41	621
3.000	1,276	260,135,864.75	97.19%	7.524	358	78.63	595
Total	1,298	267,653,852.33	100.00%	7.513	358	78.52	595

65

RBS Greenwich Capital   **Banc of America Securities**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1,285	264,804,125.28	98.94%	7.511	358	78.49	595
1.500	11	2,423,179.61	0.91%	7.804	356	82.06	587
2.000	2	426,547.44	0.16%	7.388	358	75.28	591
Total	1,298	267,653,852.33	100.00%	7.513	358	78.52	595

RBS Greenwich Capital   **Banc of America Securities**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11/01/04	1	237,764.32	0.09%	9.490	289	85.00	681
12/01/04	1	159,579.36	0.06%	10.750	350	60.49	522
02/01/05	1	79,732.07	0.03%	10.200	358	60.00	533
03/01/05	3	2,060,883.70	0.77%	7.266	359	71.75	634
10/01/05	2	576,814.99	0.22%	7.109	348	94.90	624
11/01/05	1	116,374.55	0.04%	9.750	349	90.00	536
12/01/05	1	131,049.53	0.05%	7.600	350	57.52	537
01/01/06	2	264,191.41	0.10%	7.295	351	90.00	618
01/14/06	1	133,986.70	0.05%	8.500	352	90.00	537
02/01/06	2	907,398.18	0.34%	8.604	352	76.71	542
03/01/06	22	5,263,975.28	1.97%	7.852	353	80.16	566
03/15/06	1	76,111.63	0.03%	7.250	354	95.00	625
04/01/06	61	11,735,373.42	4.38%	7.474	352	75.00	587
05/01/06	58	11,169,096.81	4.17%	7.163	355	81.92	587
05/12/06	1	81,474.82	0.03%	7.990	356	95.00	635
06/01/06	20	5,139,061.10	1.92%	7.552	356	83.66	599
06/02/06	1	146,716.85	0.05%	8.250	357	82.82	597
06/07/06	1	67,380.20	0.03%	8.650	357	90.00	581
07/01/06	49	12,543,991.67	4.69%	7.824	357	75.22	618
08/01/06	297	60,329,804.08	22.54%	7.855	358	77.98	599
09/01/06	669	136,113,639.97	50.85%	7.357	359	78.84	593
10/01/06	32	5,650,850.00	2.11%	7.577	360	81.90	588
01/01/07	1	97,477.46	0.04%	8.750	351	75.38	0
03/01/07	1	98,626.59	0.04%	9.175	353	53.51	0
04/01/07	3	758,383.38	0.28%	6.652	354	69.38	637
04/19/07	1	53,850.25	0.02%	9.000	355	90.00	591
05/01/07	6	1,890,189.67	0.71%	6.994	355	77.34	558
05/10/07	1	195,499.93	0.07%	9.400	356	80.00	526
06/01/07	2	178,365.82	0.07%	9.910	356	72.91	575
07/01/07	4	664,003.61	0.25%	8.756	357	75.94	583
08/01/07	13	1,996,523.22	0.75%	7.769	358	76.34	610
09/01/07	37	8,295,181.76	3.10%	7.037	358	77.99	609
10/01/07	2	440,500.00	0.16%	7.130	360	85.23	635
Total	1,298	267,653,852.33	100.00%	7.513	358	78.52	595

✕✕ RBS Greenwich Capital   **Banc of America Securities**